

Vapotherm, Inc.
2022 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number: 001-38740

Vapotherm, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**46-2259298**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
100 Domain Drive	
Exeter, NH	**03833**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (603) 658-0011

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	VAPO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on The New York Stock Exchange on June 30, 2022, was $61.1 million.

The number of shares of registrant's Common Stock outstanding as of February 17, 2023, was 46,192,914.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders, scheduled to occur on June 20, 2023, are incorporated by reference into Part III of this report.

Table of Contents

We use "Vapotherm," "High Velocity Therapy," "HVT," "HVT 2.0," "Precision Flow," "Hi-VNI," "OAM," "HGE," "Vapotherm UK," "Vapotherm Access," and other marks as trademarks in the United States and/or in other countries. This Annual Report on Form 10-K contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Unless otherwise indicated, information contained in this Annual Report on Form 10-K concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management's estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this Annual Report on Form 10-K is reliable. Management's estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Part I, "Item 1A. Risk Factors."

Unless the context requires otherwise, references to "Vapotherm," the "Company," "we," "us," and "our," refer to Vapotherm, Inc. and our consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Annual Report on Form 10-K are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "would," "could," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" and the negative of these terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words and the use of future dates. Forward-looking statements include, but are not limited to, statements concerning:

- estimates regarding the annual total addressable market for our High Velocity Therapy systems and other products and services, future results of operations, including restructuring charges, financial position, capital requirements and our needs for additional financing;

- commercial success and market acceptance of our High Velocity Therapy systems, our Oxygen Assist Module, our digital solutions, and any future products we may seek to commercialize;

- our ability to enhance our High Velocity Therapy technology, our Oxygen Assist Module, and our digital solutions to expand our indications and to develop and commercialize additional products and services, which next-generation products typically have higher average sale prices;

- our business model and strategic plans for our products, technologies and business, including our implementation thereof;

- our plan to successfully transition substantially all manufacturing operations from New Hampshire to Mexico, the anticipated favorable effect thereof on our gross margins and costs and risks in connection therewith and risks associated with operations in Mexico;

- the success of our current "path to profitability" goals for 2023, our One Hospital One Day, or 1H1D, strategy, and our ability to return to historical disposable utilization or turn rates, increase our inventory turnover and reduce our inventory levels;

- the impact of COVID-19 and labor and hospital staffing shortages on our business and operating results;

- our ability to accurately forecast customer demand for our products, adjust our production capacity if necessary and manage our inventory, particularly in light of COVID-19, current global supply chain disruptions, the effect of inflation, rising interest rates and other recessionary indicators;

- our ability to manage and maintain our direct sales and marketing organizations in the United States, the United Kingdom, Germany, Belgium and Spain and any other jurisdictions in which we elect to pursue a direct sales model, and to market and sell our High Velocity Therapy systems globally and to market and sell our Oxygen Assist Module in the United States and throughout the world;

- our ability to hire and retain our senior management and other highly qualified personnel;

- our ability to comply with the terms and covenants of our amended credit facility;

- our need for additional financing in the future despite our recent private placement;

- the volatility of the trading price of our common stock and our ability to maintain our listing on the New York Stock Exchange (the "NYSE"), including regaining compliance with the continued listing standards set forth in 802.01B of the NYSE Listed Company Manual;

- our ability to commercialize or obtain regulatory approvals for our products, the timing or likelihood of regulatory filings and approvals, or the effect of delays in commercializing or obtaining regulatory approvals;

- U.S. Food and Drug Administration ("FDA") or other United States or foreign regulatory actions affecting us or the healthcare industry generally, including healthcare reform measures in the United States and international markets;

- our ability to establish, maintain, and use our intellectual property to protect our High Velocity Therapy technology, Oxygen Assist Module, and digital solutions, and to prevent infringement of our intellectual property and avoid third party infringement claims; and

- our expectations about market trends and their anticipated effect on our business and operating results.

The forward-looking statements in this Annual Report on Form 10-K are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in this Annual Report on Form 10-K in Part I, "Item 1A. Risk Factors" and Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our other filings with the Securities and Exchange Commission, or SEC. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. Any forward-looking statements made herein speak only as of the date of this Annual Report on Form 10-K, and you should not rely on forward-looking statements as predictions of future events. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

PART I

Item 1. Business.

Overview

We are a global medical technology company primarily focused on the care of patients of all ages suffering from respiratory distress, whether associated with complex lung diseases such as chronic obstructive pulmonary disease ("COPD"), congestive heart failure ("CHF"), pneumonia, asthma and COVID-19 or other systemic conditions. Our mission is to improve the lives of patients suffering from complex lung disease and other forms of respiratory distress while reducing the cost of their care through integrated device and digital solutions. Our device solutions are focused on High Velocity Nasal Insufflation ("HVNI", or "High Velocity Therapy"), which delivers non-invasive ventilatory support to patients by providing heated, humidified, oxygenated air at high velocities through a small-bore nasal interface, and on closed loop control systems such as our Oxygen Assist Module ("OAM"), designed to automatically maintain a patient's pulse oxygen saturation ("SpO2") levels within a specified range for a defined period of time. Our digital solutions are focused on remote patient monitoring, using proprietary algorithms to predict impending respiratory episodes before they occur and coordinate timely intervention, obviating the need for costly hospital admissions and minimizing patient distress. Although we recently decided to exit our standalone remote patient monitoring business, we are using the underlying technology to develop digital capabilities for our devices. While these device and digital solutions function independently, we believe leveraging the two together can create a unique healthcare ecosystem, focused on delivering high quality, efficient respiratory care in a variety of settings.

High Velocity Therapy is an advanced form of high flow therapy that is differentiated due to its ability to deliver breathing gases, including oxygen, at a high velocity, for the treatment of spontaneously breathing patients suffering from respiratory distress, including Type 1 hypoxic respiratory distress, like that experienced by patients with pneumonia or COVID-19, or Type 2 hypercapnic respiratory distress, like that experienced by patients with COPD. Our HVT 2.0 and Precision Flow systems (together, "High Velocity Therapy systems"), which use High Velocity Therapy technology, are clinically validated alternatives to, and address many limitations of, the current standard of care for the treatment of respiratory distress in a hospital setting. Our next generation High Velocity Therapy system, known as HVT 2.0, received initial 510k clearance from the Food and Drug Administration ("FDA") in 2021, transitioned to full market release in August 2022, and received clearance for expanded respiratory distress indications in December 2022. The HVT 2.0 platform is cleared for therapy in multiple settings of care, including the home. As of December 31, 2022, more than 3.8 million patients have been treated with our High Velocity Therapy systems, and we have a global installed base of over 36,700 units, an increase of 4.4% compared to December 31, 2021.

The COVID-19 pandemic transformed our business significantly and contributed in at least two primary ways: first, it resulted in increased awareness of the unique efficacy of our High Velocity Therapy for the treatment of COVID-19 patients, and generally, resulting in high global demand for our technology and the concomitant rapid growth of our installed base. Today, our brand is a recognized and respected name in an ever-increasing number of hospitals around the world. Second, many respiratory distress patients who require ventilatory support are initially treated in a hospital's emergency department ("ED") with the goal of stabilizing these patients with a non-invasive ventilation therapy so their underlying condition can be treated. Our focus on hospital emergency departments as an effective entry point for our products resulted in our systems being in the right place at the right time when the COVID-19 pandemic hit. This exposed a significant number of new physicians to the efficacy of our High Velocity Therapy technology, especially as they were able to see patients moved out of the emergency room and into lower acuity settings in the hospital after receiving our High Velocity Therapy. We expect that increased awareness among physicians of the efficacy of our High Velocity Therapy to treat respiratory distress will result in expanded use of our products to treat all forms of respiratory distress, including Type 1 and Type 2 respiratory distress, in a variety of settings.

Patients with both Type 1 and Type 2 respiratory distress can have severe difficulty breathing and inability to sustain sufficient oxygen levels or remove retained carbon dioxide in their lungs and airways. These patients often require immediate respiratory support ranging from supplemental oxygen therapy for mild cases to invasive mechanical ventilators for severe cases. Many of these patients are initially treated in the emergency department. Patients who cannot be adequately stabilized are often transferred to the intensive care unit, or ICU, a high cost and capacity-constrained setting in the hospital. An independent third-party study published in the August 2020 issue of *the Journal of the American Medical Association Network* determined that the average cost for a stay in the ICU in the United States was $21,547 per week. To the extent our products are able to reduce the number of patients requiring transfer to the ICU, these treatment costs can be reduced.

Our High Velocity Therapy technology is also useful in the treatment of patients with Type 4 respiratory failure, or shock. Early symptoms of shock include increased respiratory rate and increased work of breathing. High Velocity Therapy technology reduces the work of breathing by both increasing oxygen delivery and reducing oxygen consumption and can be applied at the first signs of increased work of breathing. This represents an expanded application for our High Velocity Therapy technology and unlike COVID-19, influenza, respiratory syncytial virus, is not sensitive to seasonality and has an approximate 2.7 million annual patient population in the United States.

The market for the treatment of respiratory distress is large and growing. Based on industry sources, we estimate that in the acute hospital setting, there are over 12 million patients who suffer from respiratory distress each year in the United States and select international markets that could benefit from our High Velocity Therapy technology. In connection with our initial public offering in 2018, we estimated our worldwide annual total addressable market ("TAM") for our High Velocity Therapy technology at $1.5 billion. In 2021, we updated our TAM opportunity to reflect growth in the number of patients suffering from respiratory distress, the introductions of our new HVT 2.0 platform and OAM, and expanded use of our products in the home, including digital solutions, and during EMS transport. As a result, we believe the annual total addressable global market for our High Velocity Therapy technology now exceeds $8.3 billion. We believe that growing prevalence of COPD and the increasing neonatal and pediatric disease severity will lead to an increase in the size of our total addressable market in the future.

Our High Velocity Therapy technology competes with non-invasive positive pressure ventilation, or NiPPV, the traditional standard of care for respiratory distress. NiPPV uses pressure to drive gas in and out of a patient's lungs. It is typically administered through the fitting of an air-tight mask over the patient's nose and mouth and tightening a strap around the patient's head to secure the mask in place. NiPPV delivered through a mask is associated with increased patient discomfort and anxiety and can cause facial skin ulceration and trauma to the lungs. The mask complicates the care required to support a patient because they cannot talk, eat, drink or take oral medications while wearing the tight-fitting mask, and must time their breaths to be in sync with the bursts of air being forced into their lungs. NiPPV can also be delivered through a tight-fitting mask that only covers the nose or tight-fitting prongs that seal the external opening of each nostril. These alternatives, which usually require a chin strap to limit air leaks by keeping the patient's mouth closed, can also cause skin ulceration around the nose and nostrils. Third-party clinical evidence published in the June 2000, January 2009 and February 2013 issues of *Critical Care Medicine* suggests that delivering NiPPV through a mask that covers both the nose and mouth is generally preferred from an effectiveness perspective over a mask that only covers the nose or nasal prongs, particularly in the acute setting.

NiPPV is typically an escalation therapy, which means that practitioners often start at low pressures and increase as tolerated until the patient stabilizes. Patients treated with NiPPV are often transferred to the ICU due to the high level of patient monitoring required. Clinical evidence published in the November 2007 issue of *Respiratory Care* shows that approximately 30% of patients are intolerant of NiPPV masks, which can cause them to become non-compliant with treatment. Patients who cannot tolerate NiPPV are often sedated and potentially intubated in preparation for mechanical ventilation. Intubation involves the insertion of a plastic tube into the trachea to maintain an open airway. Mechanical ventilation is a complex, invasive procedure that is associated with increased costs of care, lengths of stay, incidence of infections, ventilator dependence and mortality.

In contrast to NiPPV, our High Velocity Therapy technology delivers heated, humidified and oxygenated air at a high velocity to patients through a comfortable small-bore nasal interface to help reduce the work of breathing. Our Precision Flow systems, are clinically validated alternatives to NiPPV for spontaneously breathing patients, and we believe they also provide the following primary benefits for the patient, the clinician and the hospital:

- meaningful improvement in patient comfort and compliance;

- facilitation of patient admissions to lower intensity, lower cost and less capacity-constrained care settings;

- reduced risk of pressure ventilation related side effects; and

- clinician workflow benefits, including easier administration and reduced patient monitoring.

A compelling body of clinical data supports the efficacy and benefits of High Velocity Therapy technology for respiratory distress. In 2018, the FDA, granted our *de novo* request for an expanded indication for the Precision Flow Hi-VNI system, which incorporates our High Velocity Therapy technology. The expanded indication was based on compelling clinical evidence and currently identifies this system as a high velocity nasal insufflation device that provides ventilatory support to spontaneously breathing patients suffering from respiratory distress in a hospital setting. The FDA also created a new classification, known as QAV, under which Vapotherm Precision Flow was the first product listed. We believe this expanded QAV indication, which encompasses actual ventilatory support in the indicated circumstances, clinically differentiates our system from other "high flow" systems, which are not indicated for the provision of ventilatory support and validates High Velocity Therapy as an attractive alternative to NiPPV. The QAV designation for our next generation HVT 2.0 platform was

FDA cleared in December 2022. Our goal is for our High Velocity Therapy products to become the standard of care for the treatment of respiratory distress in the hospital, in the home, and during EMS transport.

We sell our High Velocity Therapy systems to hospitals through a direct sales organization in the United States, the United Kingdom, Germany, Belgium and Spain and through distributors in other select countries outside of those countries. In certain countries outside the United States, we currently offer our OAM, which launched in the United Kingdom, select European markets, and Israel in late 2020. The OAM can be used with most versions of our Precision Flow system and OAM capability has been built into the HVT 2.0 for future use. The OAM helps clinicians maintain a patient's SpO2 within a target SpO2 range over a greater period of time while requiring significantly fewer manual adjustments to the equipment. Maintenance of the prescribed oxygen saturation range may reduce the health risks associated with dosing too much, or too little, oxygen, particularly in neonates where these risks include visual or developmental impairment or death. Our OAM is sold through a direct sales organization in the United Kingdom, Germany, Belgium and Spain and through distributors in Europe and the Middle East. We are in the process of seeking FDA approval to market the OAM in the United States, and are currently enrolling in an Investigational Device Exemption clinical study to support the regulatory filing. In addition, we employ field-based clinical managers who focus on medical education and training in the effective use of our products and help facilitate increased adoption and utilization. We focus on physicians, respiratory therapists and nurses who work in acute hospital settings, including the ED and adult, pediatric and neonatal ICUs. Our relationship with these clinicians is particularly important, as it enables our products to follow patients through the care continuum. As of December 31, 2022, we have sold our High Velocity Therapy systems to over 2,400 hospitals across the United States, and in over 50 countries outside of the United States. Although presently our revenues are derived principally from sales of High Velocity Therapy systems and sales of the single-use disposable vapor transfer cartridges these systems require, we also derive revenues from ancillary products and services related to our High Velocity Therapy systems.

In the beginning of the year ended December 31, 2022, there was a significant slowdown in demand for our products that was driven primarily by a decrease in patient acuity from COVID-19 infections as COVID-19 variants transitioned from a lower respiratory disease to an upper respiratory disease. This resulted in lower than anticipated revenue as well as an unsustainable cost and inventory structure in our business. Our revenues decreased to $66.8 million for the year ended December 31, 2022 from $113.3 million for the year ended December 31, 2021 primarily due to lower hospitalizations from COVID-19 and decreased demand in disposables from our customers, as the Delta-related COVID-19 surge in the last half of 2021 drove significant worldwide demand for our products at that time and did not repeat itself during 2022. Revenue from single-use disposables represented approximately 69.4% and 58.8% of our total revenues for the years ended December 31, 2022 and 2021, respectively, and decreased 30.4% on a year over year basis. For the years ended December 31, 2022 and 2021, we incurred net losses of $113.3 million and $59.8 million, respectively.

Due to the inherent uncertainty in predicting future revenues and certain variable costs, we have considered our ability to reduce our cash flow deficits. In connection with the release of our first quarter 2022 financial results, we announced our long-term "path to profitability" goals, which include:

- Drive 20% revenue growth;
- Improve our gross margins to 60%+;
- Normalize our cost structure; and
- Improve our financial flexibility.

As part of this strategy, we announced our plan to move substantially all of our manufacturing operations from New Hampshire to Mexico. During the year ended December 31, 2022, we immediately began delivering on key milestones, including entering into a lease agreement for our new manufacturing facility in Tijuana, Mexico, completing construction of leasehold improvements, and relocating our manufacturing machinery and equipment from New Hampshire to Mexico to prepare for commencement of our manufacturing operations in early 2023. In addition, during 2022, we established a Technology Center in Singapore to bring most research and development projects in-house to help reduce the cost of external design firms and access local government grant funding. We also took meaningful steps towards right sizing our commercial organization, including exiting our Vapotherm Access standalone remote patient monitoring reporting unit and making reductions to our field teams in the United States and internationally. Actions completed during the year ended December 31, 2022 under our restructuring plans and their impacts on our consolidated financial statements are further described below and in Note 12 "Restructuring" to our consolidated financial statements included in this Annual Report on Form 10-K.

In August 2022, we made a strategic decision to cease future commercial investment in our Vapotherm Access standalone remote patient monitoring reporting unit, which included Vapotherm Access, formerly "HGE Healthcare Solutions, LLC" or "HGE," and Pulmonary Care Innovations, PLLC d/b/a RespirCare. We undertook the Vapotherm Access acquisition

in late 2020 to expand our capabilities by providing a remote monitoring platform designed to empower respiratory patients with COPD, as well as payors and providers, to manage day-to-day symptoms, prevent exacerbations, lower costs and improve patient quality of life. In mid-2021, we re-branded HGE as Vapotherm Access and launched “Vapotherm Access – Post Care” and “Vapotherm Access – 365” to hospitals, providers and payors to reduce readmissions of recently discharged COPD patients. In late 2021, we became affiliated with RespirCare, a leading pulmonology practice in Tulsa, Oklahoma, that provided in-person and virtual care to COPD and other respiratory distress patients in Oklahoma. The decision to cease future commercial investment came as we were unable to scale the Vapotherm Access platform due to leadership changes at Vapotherm Access, loss of key customers, low patient enrollment and continued operating losses. In connection with this decision, we announced a reduction in force at Vapotherm Access and on August 29, 2022, PCI Management Group LLC, now known as Vapotherm Access Management Services LLC (“PCI”), provided RespirCare with a six-month without cause contract termination notice of its Master Service Agreement (“MSA”) with the clinic. The termination notice was subsequently amended and the MSA terminated effective October 31, 2022, resulting in the deconsolidation of RespirCare from our consolidated financial statements included in this Annual Report on Form 10-K. Although we have ceased future investments in these two businesses, we have redirected our digital strategy towards the development of a remote patient monitoring platform that will be integrated into our devices.

Despite our near-term challenges, we still believe our anticipated long-term growth will be driven by the following strengths:

- Disruptive High Velocity Therapy technology supported by a compelling body of clinical and economic evidence;
- Expanded FDA indications we received for our next generation HVT 2.0 platform, enabling use in multiple settings of care, and anticipated higher average selling prices as a result;
- Deep expertise in the area of closed loop control, the first example of which is our OAM;
- New FDA clearances and/or approvals for our product pipeline, including the OAM;
- A recurring revenue model with historically high visibility on our disposables utilization across a robust global installed base;
- Dedicated respiratory sales forces in the United States, the United Kingdom, Germany, Belgium and Spain, which we expect to extend to other growing international markets;
- Experienced international distributors;
- A comprehensive approach to market development with established clinical and digital marketing teams;
- A robust and growing intellectual property portfolio; and
- An experienced senior management team and board members with deep industry practice.

Overview of High Velocity Therapy Technology

High Velocity Therapy technology delivers heated, humidified and oxygenated air at a high velocity through a small-bore nasal interface to treat patients of all ages suffering from respiratory distress. Our High Velocity Therapy systems, which use High Velocity Therapy technology, can treat nearly all patients in respiratory distress who would not otherwise require mechanical ventilation, regardless of whether they are in need of an oxygen-based therapy or NiPPV. There is a subset of patients who will require NiPPV that we might otherwise have been able to treat, but for their absence of a respiratory drive, or the inability to breathe on their own.

Patient groups that can be treated with High Velocity Therapy. These include patients suffering from a wide range of respiratory distress acuity levels, including most of those traditionally treated by NiPPV.


Increased Acuity Levels of Respiratory Distress
TRADITIONAL
Treatment
Continuum
Oxygen/HFNC
NiPPV
Mechanical Ventilation
REDEFINED
Treatment
Continuum
High Velocity Therapy by Vapotherm
NiPPV
Mechanical Ventilation

Instead of a mask, High Velocity Therapy technology delivers temperature-controlled humidified gas to the patient at a high velocity through a small-bore nasal interface. High Velocity Therapy is typically a de-escalation therapy, which means it is appropriate to start at higher flows. Breathing while on High Velocity Therapy technology helps patients ventilate and return to their normal breathing pattern. In comparison to NiPPV, we believe that our technology improves patient comfort and compliance due to the delivery of breathing gases through a small-bore nasal interface that does not completely cover the patient's nose and mouth. While using our High Velocity Therapy products, patients can eat and drink, talk with their caregivers and loved ones, and in some cases where important to the patient's rehabilitation, remain ambulatory. For parents with infants in the neonatal intensive care unit, or NICU, our products allow more direct skin-to-skin contact between parents and their babies which has been shown to improve cardiorespiratory and temperature stability, sleep organization and duration of quiet sleep, neurodevelopmental outcomes, breastfeeding and modulation of pain responses in published clinical literature.

High Velocity Therapy	**NiPPV**

 

High Velocity Therapy Mechanism of Action

The key to High Velocity Therapy technology is the ability to deliver conditioned breathing gases to patients in respiratory distress at a sufficient velocity to flush out the anatomical dead space between breaths when the patient's respiratory rate is elevated. As patients inhale this properly humidified, oxygen rich and carbon dioxide depleted medical gas, the work of breathing is reduced. Similar to the effect seen with water flowing from a garden hose, narrowing of the opening leads to dramatic increases in water velocity and turbulent kinetic energy exiting the hose or, in the case of High Velocity Therapy technology, air exiting the cannula. The High Velocity Therapy systems' high-velocity delivery of breathing gases through a small-bore adult cannula results in an approximately four-fold increase in velocity as compared to the same flow from the large-bore adult cannula of conventional heated humidified high flow oxygen devices. This increased velocity promotes turbulent flush of the airway, even for patients breathing very rapidly.

The high velocity breathing gases delivered by High Velocity Therapy systems both actively push the air out of the anatomical dead space through the mouth and nose and also replace air containing carbon dioxide from the lungs with freshly oxygenated air.

Diagram depicting the ability of high velocity air to displace dead air in the nasal cavities and the back of the throat.

  

Increasing the flow rate of untreated air would typically present challenges to the upper airway structures which are responsible for both heating and humidifying the inhaled gas prior to reaching the lungs. The increased air flow has the potential to cause drying and damage to the mucosa, which in turn could lead to complications such as increased infection rates. Breathing gases provided by our High Velocity Therapy products are temperature controlled and humidified both for patient comfort as well as to protect the integrity of the airway. This is accomplished by a proprietary vapor transfer cartridge, or VTC, containing water-vapor-permeable hollow fibers that provide a high surface area allowing air to become saturated with water vapor at body temperature. The result is a very fine, molecular water vapor that is energetically stable.

An important factor in providing temperature-controlled humidified air to patients is ensuring that the intended temperature and humidity are maintained as the air travels from the device to the patient. Our High Velocity Therapy products accomplish this by using a proprietary multi-lumen water-jacketed delivery tube which maintains the air at a constant temperature throughout the length of the delivery tube. This design, coupled with the very fine, molecular water vapor generated by our proprietary VTC, is designed to prevent water from condensing in the delivery tube and to eliminate the risk of having liquid water introduced into the patient's airway. Other conventional humidified high flow oxygen delivery device manufacturers create humidified breathing gases by heating a bulk volume of water to create steam, which is then transferred to patients through electrically heated concentric wires. This results in the breathing gases passing through areas of uneven heating, including areas of excess heat which could be dangerous to the patient as well as cooler areas where condensation, or rainout, occurs. Delivery of liquid water rainout into the nose of the patient is both uncomfortable and potentially harmful. The High Velocity Therapy systems' triple-lumen delivery tube has been shown in a study we sponsored to provide excellent control of rainout of condensation as compared to the humidified breathing gas systems with the heated wire.

The oxygen content of the air and its flow rate can be precisely regulated by the High Velocity Therapy systems using a simple, intuitive single-dial interface. Connections to air and oxygen are through standard wall connectors or via standard oxygen and air tanks typically available in hospitals. The High Velocity Therapy systems make use of industry-standard, user-replaceable oxygen sensors to measure oxygen concentrations.

Benefits of High Velocity Therapy

We believe our High Velocity Therapy technology addresses the key limitations of existing respiratory distress treatment options and provides the following principal benefits to hospitals, patients and providers:

- ***Meaningful improvement in patient comfort and compliance.*** Our proprietary High Velocity Therapy technology is an innovative solution that provides non-invasive ventilatory support and enhances patient comfort and compliance when compared to NiPPV, for spontaneously breathing patients. According to a third-party clinical study published in the November 2007 issue of *Respiratory Care*, approximately 30% of patients are intolerant of NiPPV masks. The tight-fitting and difficult to seal masks can cause patient discomfort, anxiety and complicate the care required to support patients. In a Company-sponsored, randomized clinical trial, physicians reported a higher median score for High Velocity Therapy technology than NiPPV for patient comfort, ease of use, clinical response and need for monitoring, which we believe is due to properly conditioned medical gases being delivered through a small-bore nasal interface that does not completely cover the patient's nose and mouth. While using our products, patients can eat and drink, talk with their caregivers and loved ones, take oral medications and may remain ambulatory. For parents with infants in the NICU, our product allows more direct skin-to-skin contact between the parents and their babies.

- ***Reduced risk of pressure ventilation related side effects.*** In addition to improving overall patient comfort and ability to communicate, we believe our High Velocity Therapy systems address other negative side effects caused by pressure ventilation and tight-fitting masks. These potential side effects include facial skin pressure ulcers, lung injury, claustrophobia, patient anxiety and risk of vomiting and aspiration.

- ***Facilitation of patient admissions to lower intensity, lower cost and less capacity-constrained care settings.*** As we believe our High Velocity Therapy systems are more easily tolerated by patients, the monitoring requirements may be lower, which may increase the likelihood that a patient can be admitted to a general care floor, step-down unit or discharged home from the ED. Patients who are placed on NiPPV in an ED are often admitted to an ICU. In comparison, in a multicenter utilization study we sponsored that included 128 patients with respiratory distress treated in emergency rooms with High Velocity Therapy technology, the physicians' perception was that 54% of the patients could be transferred to general care floors as opposed to being admitted to the ICU. An independent third-party study published in the August 2020 issue of *the Journal of the American Medical Association Network* determined that the average cost for a stay in the ICU in the United States was $21,547 per week. To the extent our products are able to reduce the number of patients requiring transfer to the ICU, these treatment costs can be reduced.

- ***Clinician workflow benefits, including easier administration and reduced patient monitoring.*** As the patient monitoring requirements may be lower than NiPPV, our High Velocity Therapy systems may improve clinician and hospital workflow. Additionally, unlike conventional humidified high flow oxygen delivery devices, our High Velocity Therapy systems can be connected directly to standard nurse call systems found in most hospitals. Connecting to the nurse call systems allows the nursing staff to be immediately alerted to alarms indicating that the patient may not be obtaining optimal therapy. Our Precision Flow Hi-VNI and Precision Flow Plus systems can also be connected to an electronic medical record, or EMR, system to record the delivered flow rate, temperature, and percent oxygen. These accessories help reduce the time clinicians need to spend with a single patient and enable them to have more time to see other patients.

We believe we can replace NiPPV as the standard of care for treating respiratory distress patients who require non-invasive ventilatory support and who are capable of spontaneously breathing. The table below highlights the key advantages of High Velocity Therapy technology over NiPPV.

Advantages of High Velocity Therapy over NiPPV

Patients	• Potential opportunity for reduced patient monitoring • Mask-free • Facilitates ability to eat, drink, talk, participate in care and take oral medications • Enhanced patient comfort • Facilitates skin-to-skin care ("kangaroo care" for infants)
Clinicians	• Fewer adverse side effects • Improved workflow • Potential opportunity for reduced patient monitoring
Hospitals	• Potential to reduce ICU admission rate • Improved workflow • Lower capital investment

Overview and Benefits of our Oxygen Assist Module

Our Oxygen Assist Module is a module designed for use with most versions of our High Velocity Therapy systems, and is designed to help clinicians maintain oxygen levels within a tight SpO2 range. The Oxygen Assist Module adjusts delivered FiO2 in response to SpO2 readings captured by a standard pulse oximetry probe. We launched our Oxygen Assist Module in the United Kingdom, select European markets, and Israel in late 2020 and are presently seeking FDA approval of this technology in the United States.

We believe our Oxygen Assist Module has the potential to address the key limitations of utilizing manual control to maintain oxygen levels, particularly in neonates, within a tight SpO2 range, and provides the following principal benefits to hospitals, patients and providers:

- Allows reliable realization of SpO2 target;

- Assists staff in maintaining targeted SpO2 range, including during stress, movement and, with neonates, feeding;

- May allow nurses to spend more time with patients and parents and less time changing settings;

- Allows for further evaluation of consequences of selected SpO2 targeted range, including clinical indications, outcomes, and workflow improvement; and

- Allows for the use of the Precision Flow system to provide respiratory support and its attendant benefits, including facilitation of cuddling and kangaroo care with neonates.

The Oxygen Assist Module is not an SpO2 monitor and does not eliminate the need for separate and independent patient monitoring.

Our Product Portfolio

High Velocity Therapy Family

We currently offer five versions of our High Velocity Therapy systems: HVT 2.0, Precision Flow Hi-VNI, Precision Flow Plus, Precision Flow Classic and Precision Flow Heliox. Our High Velocity Therapy systems include a capital unit, a single-use disposable and a nasal interface. The capital unit contains all the electronic components and the input gas controls that enable the delivery of breathing gas at a precise level of oxygenation at flow rates, controlled by the operator, ranging from 1 to 40 liters per minute. All of our Precision Flow versions are integrated systems that provide precise user control of temperature, air flow and percentage oxygen through a simple one-button interface. Setup time, including warm-up time, for all of our Precision Flow versions is less than five minutes and alarms are incorporated into the system to alert the operator to disruption of respiratory support. All four versions are also mounted on a roll stand pole for easy transfer, use and visualization of the displayed settings. All four versions are easy to set up and require little support to operate beyond changing sterile inhalation water bags as needed.

The Precision Flow Hi-VNI system was fully launched in February 2019. When compared to the Precision Flow Plus, which was launched in April 2017, the Precision Flow Hi-VNI system includes incremental hardware and software updates to improve the reliability and ease of manufacture and to comply with the Electromagnetic Compatibility or EMC 4th Edition requirements for medical devices. The primary change was to limit the maximum temperature to 39 degrees Celsius. As with the Precision Flow Plus, the Precision Flow Hi-VNI system offers connectivity to a hospital's nurse call system to alert the staff to disruption of the patient's respiratory support and/or to most hospitals' EMR systems to record the user selected and current delivered flow rate, temperature, percent oxygen, and the status of the supply gas connections and water supply as well as any fault codes.

The Precision Flow Heliox also includes the same High Velocity Therapy technology as the other Precision Flow versions and is also able to precisely deliver heliox gas.

We received 510k clearance of our next generation HVT 2.0 High Velocity Therapy system from the FDA in 2021, transitioned to full market release in August 2022, and received clearance for expanded respiratory distress indications in December 2022. The HVT 2.0 represents the next generation of High Velocity Therapy. The system retains the core competencies of the current Precision Flow platform and, with an internal blower, is designed to eliminate the need for wall air. With a variable oxygen connection (tank, wall or concentrator) the HVT 2.0 system is designed to support patients wherever they need respiratory support, including outside of the hospital in a home or future use in a field transport setting. A large intuitive display with touchscreen operation, on screen troubleshooting guidance, and a fully assembled disposable are intended to minimize clinician time spent on operating the equipment so they can focus on their patient.

The single-use, disposable component of our High Velocity Therapy systems has two parts: (1) the disposable patient circuit, or DPC, which includes all of the components that generate the temperature-controlled humidified breathing gas, including the VTC and (2) the multi-lumen delivery tube which ensures the heated, humidified gas is delivered from the DPC to the patient at constant temperature and humidification level. We also sell a series of small-bore nasal interfaces and adapters. The interfaces we offer come in a variety of sizes, ranging from premature infants to adults, allowing clinicians to select an interface that blocks less than half of the external opening of each nostril, thereby maximizing the technology's ability to flush the anatomical dead space.

Companion Products and Enhancements

We sell companion products that facilitate clinical use and enable rapidly growing market acceptance and expansion. These products include (i) the Vapotherm Transfer Unit 2.0, which allows patients to be transferred between care areas within the hospital or ambulate while on therapy, (ii) the Q50 compressor, which provides a compact, relatively low noise, low cost source of compressed air necessary to run the Precision Flow systems in areas of the hospital without access to a wall gas source, (iii) the aerosol aeroneb adaptor, which is designed to facilitate delivery of ultrasonic aerosolized medication, (iv) an aerosol disposable patient circuit that is designed to streamline both continuous and intermittent delivery of aerosol medication for patients on High Velocity Therapy, and (v) a tracheostomy adaptor that simplifies the connection of the High Velocity Therapy systems to a tracheostomy collar used to wean patients off mechanical ventilation. Specialized disposable products also enable the delivery of specialized nitric oxide and heliox breathing gases. We also sell a new lightweight ProSoft cannula that is designed to provide gentle contact with the skin.

In addition, we have product enhancement projects ongoing at any point in time. These enhancements incorporate customer feedback with the goal of improving the patient and caregiver experience.

Market Expanding Products

We are in the process of seeking FDA approval of our Oxygen Assist Module and have obtained an investigational device exemption for pediatric evaluation of the Oxygen Assist Module. On April 2, 2020, the Oxygen Assist Module was granted Breakthrough Device Designation by the FDA for on-demand titration of oxygen into warm humidified breathing gases delivered to spontaneously breathing patients based on continuous non-invasive monitoring of pulse oxygen saturation. FDA's Breakthrough Device Program is intended to help patients and healthcare providers receive more timely access to breakthrough technologies that may have the potential to provide more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. The program is designed to expedite the development, assessment and FDA review of breakthrough technologies.

Clinical Results and Studies and Economic Data

We have a compelling body of clinical studies and economic data that supports the use of High Velocity Therapy technology for treating respiratory distress and providing non-invasive ventilatory support. Maintaining an ongoing cadence of clinical study and economic data publications is an important component of our strategy, including both Vapotherm-sponsored research and providing grants for investigator-initiated research.

High Velocity Therapy Compared to NiPPV

A significant body of clinical studies across multiple spontaneously-breathing patient populations has validated High Velocity Therapy technology as a safe and effective alternative to NiPPV, for spontaneously breathing patients. Additionally, High Velocity Therapy affects ventilatory support through a process called high-velocity nasal insufflation. In the adult population, we sponsored a 204 patient (100 NiPPV patients and 104 High Velocity Therapy technology patients), multisite randomized controlled trial in the ED, which was published in the July 2018 issue of *Annals of Emergency Medicine*. Patients in respiratory distress were recruited with the need for non-invasive ventilatory support in the ED. The primary outcome measure was therapy failure requiring intubation, the insertion of a plastic tube into the trachea to maintain an open airway for mechanical ventilation, within 72 hours of initiation or a clinical decision to cross-over to the alternative therapy. This study concluded that high velocity nasal insufflation delivered with High Velocity Therapy technology is non-inferior to NiPPV in preventing patients from being intubated and receiving mechanical ventilation.

The following chart conveys the rates of failure resulting in intubation for those randomized to High Velocity Therapy technology and NiPPV. There was no statistically significant difference between the two.

Rate of intubation in a 204-patient, multicenter randomized clinical trial of ED patients with respiratory distress.

Rate of Intubation



**High Velocity Therapy does not provide the total ventilatory requirements of patients. For spontaneously breathing patients only.*

The clinicians involved in the trial were asked for their perception of the various therapies. The clinicians reported a higher median score for High Velocity Therapy technology than NiPPV for patient comfort, ease of use, clinical response and need for monitoring. The clinicians reported the same median score for High Velocity Therapy technology and NiPPV for technical/clinical complexity. The authors also concluded that patients treated with High Velocity Therapy technology can more easily communicate, receive oral medications, and eat without interruption of therapy, which are limitations of NiPPV.

Median clinicians' perception of High Velocity Therapy to NiPPV; scale of 1 to 5 where 5 represents the best score


Physician Perception Scores
Perception Score 1-5 (Median)
5
4
3
2
1
0
Patient Response*
Patient Comfort*
Simplicity*
Need for Monitoring
Technical / Clinical Complexity
High Velocity Therapy
NIPPV
* Represents statistically significant difference in favor of High Velocity Therapy

In February 2018, the *NEJM Journal Watch*, which reviews and summarizes medical research studies across 12 specialties, concluded after reviewing our Company-sponsored ED study described above that High Velocity Therapy technology is easier to set up than NiPPV. Further, the *NEJM Journal Watch* noted that High Velocity Therapy technology has the potential to replace NiPPV in EDs, ICUs and ambulances.

A subgroup analysis of these data was published in *Heart and Lung* in April 2020 looking at the effectiveness of High Velocity Therapy technology specifically in the 65 patients among the 204 in this study that were diagnosed with significant hypercapnia. The ability of High Velocity Therapy technology to adequately provide ventilatory support is particularly important in this population. This subgroup analysis showed that 6% of the High Velocity Therapy technology patients and 16% of the NiPPV patients required intubation within the first 72 hours of care after admission, with comparable ability to reduce carbon dioxide levels over time. The subgroup analysis concluded that High Velocity Therapy technology provided ventilatory support similar to NiPPV in patients presenting with hypercapnic respiratory distress. Another sub-group analysis of these data was published in the American Journal of Emergency Medicine in April 2020 looking at the effectiveness of High Velocity Therapy technology specifically in the 42 patients from the primary ED study who presented with decompensated heart failure. This subgroup analysis demonstrated comparable results between High Velocity Therapy technology and NiPPV. The results from these subgroup analyses may be valued by ED physicians who need to make treatment decisions before knowing the patient diagnosis.

More recently, Plotnikow, et.al., published important data in *Critical Care Explorations* describing the management of acute hypercapnic respiratory failure. (This was independent work, not funded by Vapotherm.) This is the kind of failure experienced by COPD patients in which there is a build-up of dangerous levels of carbon dioxide. Their stated objective was to "*evaluate the effect of high-flow oxygen implementation on the respiratory rate as a first-line ventilation support in chronic obstructive pulmonary disease patients with acute hypercapnic respiratory failure.*" This study evaluated 40 patients in 5 different intensive care units. They found statistically significant improvement in respiratory rate within 1-hour, and a significant reduction in blood carbon dioxide levels. The blood pH also improved from 7.32 to 7.36 (p<0.001) within this first hour. This led them to conclude "*high-velocity nasal insufflation was an effective tool for reducing respiratory rate in these chronic obstructive pulmonary disease patients with acute hypercapnic respiratory failure.*"

Significantly, the authors also evaluated the effect of High Velocity Therapy on clinical signs of increased work of breathing associated with ventilatory failure. Within the first hour of institution of High Velocity Therapy, breathing rates improved (29 v 21 Breaths/min, p<0.001), and the proportion of patients who showed clinical signs of respiratory distress improved by multiple measurement (accessory muscle use declined; 9% v 3%, p<0.001, thoracoabdominal asynchrony declined; 35% to 7%, p<0.001), and such changes persisted at 24 hours. These data further demonstrate the ability of High Velocity Therapy to meaningfully support ventilation in patients needing such support.

Pediatric Data

High Velocity Therapy technology was observed in a third-party study published in the May 2013 issue of the *Journal of Pediatrics* to have similar efficacy when compared to nCPAP in a randomized controlled trial of premature infants who were receiving non-invasive ventilatory support after being removed from intubation, or extubation. nCPAP is the standard non-invasive therapy for management of respiratory distress in neonates in the NICU. nCPAP is administered using a tight-fitting nasal plugging cannula and delivers pressure to the lungs. It is efficacious, but it is also associated with trauma to the face of the baby, pressure and volume-related complications to the chest, and limitation of access to both parents and caregivers to maintain close contact with the newborns. High Velocity Therapy technology produced similar rates of extubation failure as the standard of care nCPAP, and significantly reduced nasal trauma.

Additionally, High Velocity Therapy technology was observed in a third-party study published in the May 2016 issue of *JAMA Pediatrics* to be non-inferior to NiPPV as a primary respiratory support therapy in a randomized controlled clinical trial of premature newborn infants with respiratory distress syndrome. In this trial, 316 infants were randomized to High Velocity Therapy technology or NiPPV. The primary outcome of the trial was the number of patients who required intubation and mechanical ventilation within 72 hours, and there was no significant difference seen between High Velocity Therapy technology and NiPPV. No significant differences in other measures such as the length of time on respiratory therapy, infection rates or other prematurity-associated complications such as bronchopulmonary dysplasia, a disease in newborns caused by destruction of lung tissue, were reported.

The results from an independent clinical trial of High Velocity Therapy technology versus NiPPV in 76 preterm infants published in the May 2015 issue of *Pediatric Pulmonology* similarly suggest that High Velocity Therapy technology is non-inferior to NiPPV. These trials support the use of High Velocity Therapy technology as an alternative to nCPAP and NiPPV for primary and post-extubation support of neonates in respiratory distress.

Recently the SHINE study, published in the *New England Journal of Medicine*, compared High Velocity Therapy to standard care for preoxygenation of neonates undergoing endotracheal intubation. Here, 50% of first-attempt intubations were successful with high velocity therapy compared to 31.5% with standard care. Desaturation in high velocity therapy treated neonates occurred at a lower percentage with a longer mean time to desaturation (44.3 and 35.5 s, respectively). These results suggest High Velocity Therapy improves intubation success with lowered risk of adverse events and these data suggest that neonates, infants, and children likely benefit from preoxygenation with High Velocity Therapy before intubation.

Oxygen Assist Module Prototype Study

Our Oxygen Assist Module (OAM) helps clinicians maintain oxygen levels within a target range by simplifying and automating adjustments to most versions of our High Velocity Therapy systems' delivery of oxygenated breathing gases. It is critical that the oxygen level for neonates be tightly controlled because too little oxygen can cause multi-organ failure and too much oxygen can damage their lungs and retinas, leading to permanent injury. The adjustments made by the OAM are based on the module's continuous readings of a patient's oxygen from a standard pulse oximetry probe. In November 2018, the *Archives of Disease in Childhood: Fetal & Neonatal edition* published the results of our sponsored prospective, two-center, order-randomized cross-over study performed at two NICUs in the United Kingdom, designed to evaluate the performance of a prototype of our Oxygen Assist Module technology as a module to our Precision Flow Plus system. The Oxygen Assist Module is referred to in the study as the IntellO2.

The target SpO2 range set in this study was 90-95% in preterm babies being supported by High Velocity Therapy technology. Babies were randomized to receive 24 hours of either manual control or automatic control using the Oxygen Assist Module. After the first 24 hours, the babies were crossed over to the alternative therapy for another 24 hours. The primary outcome measure was percent of time spent within the target SpO2 range. Secondary outcomes included the overall proportion and durations of SpO2 within specified hyperoxemic and hypoxemic ranges, and the characteristics of the times within and outside SpO2 target range. Data were analyzed from 30 preterm infants with median gestation at birth of 26 (24–27) weeks, age during the study of 29 (18–53) days and study weight 1080 (959–1443) g.

When using the Oxygen Assist Module, babies were kept within the target oxygenation levels significantly greater proportion of the time than during manual control alone, and required significantly fewer manual adjustments to the equipment. The median target SpO2 range was achieved 80% of the time on automated (Oxygen Assist Module) control compared with 49% under manual control. In addition to the greater proportion of time in the target range, there were also fewer episodes of transient severe hypoxemia (defined as SpO2 below 80% lasting at least 60 seconds) under automated control compared with manual control.

The chart below depicts a composite SpO2 histogram of all patient data (n=30) with paired bars as automated control (white) and manual control (black). The frequency of SpO2 values denotes the proportion of total time (%) spent at each SpO2, with aggregated SpO2 values <80%. The target SpO2 range for babies receiving oxygen (90%–95%) is illustrated in the blue outlines. The chart is based on graphic found in the aforementioned publication.



We are currently enrolling patients in US-based neonatal evaluation of the Oxygen Assist Module pursuant to an Investigational Device Exemption received from the FDA.

Economic Cost Savings Data

An independent third-party study published in the August 2020 issue of *the Journal of the American Medical Association Network* determined that the average cost for a stay in the ICU in the United States was $21,547 per week. To the extent our products are able to reduce the number of patients requiring transfer to the ICU, these treatment costs can be reduced. Treatment of patients with High Velocity Therapy technology can impact admission and placement of patients due to the lower complexity of High Velocity Therapy technology as compared to NiPPV. This is dependent on the individual sites, which often require admission to the high cost and resource-constrained ICUs if NiPPV is initiated on the patient. In a multicenter utilization study we sponsored, published in the Winter 2015 issue of *Respiratory Therapy*, of the 128 patients with respiratory distress treated in emergency rooms with High Velocity Therapy technology, treating physicians perceived that 54% of patients could be admitted to the general care floor, as opposed to the ICU. This finding is exemplified by a single-patient case study report from Athens Regional Medical Center. In this report, a patient with end-stage COPD who was well-known to that facility had recently been discharged from the hospital following a three day stay in the ICU where the patient was intubated and mechanically ventilated. Upon a subsequent arrival in the ED with severe difficulty breathing, this patient was treated using High Velocity Therapy technology and within 44 minutes her respiratory rate had decreased from 36 to 20 breaths per minute. Blood measurements later confirmed a normalization of pH, reduction in carbon dioxide, and maintenance of oxygenated levels of hemoglobin. The patient was kept overnight and discharged the following day. We believe the less intensive nature of the High Velocity Therapy technology permitted the physician to direct the patient to the general care floor, rather than the ICU, in this situation resulting in a savings of an estimated $3,750 for this hospital (estimated $4,500 cost for a three day stay in the ICU versus an estimated $750 cost for a one day stay on the general care floor).

Additionally, patients who are intolerant of NiPPV devices are often sedated and potentially intubated and escalated to mechanical ventilation, an invasive procedure that often results in increased care costs, increased lengths of stay, ventilator dependence, and increased morbidity and mortality. Because patients who are placed on High Velocity Therapy technology are no more likely to fail to intubation than NiPPV patients and High Velocity Therapy technology may be more easily tolerated, its utilization has the ability to reduce the number of NiPPV intolerant patients who otherwise would have been intubated. Therefore, in addition to increased patient benefits due to potentially avoiding intubation for patients who are intolerant of the masks associated with NiPPV, there may be substantial savings to the healthcare system for each patient that can be successfully treated with High Velocity Therapy technology.

Studies have shown that reducing the duration of mechanical ventilation days is an important element in reducing the potential for ventilator-associated consequences, including pneumonia, a life-threatening complication associated with mechanical ventilation. One role LTACHs play is to help wean patients from their dependence on mechanical ventilation. Gaylord Hospital, a LTACH, presented at the 2017 National Association of Long Term Hospital conference that their adoption of High Velocity Therapy technology helped them achieve an average reduction of four days of mechanical ventilation per patient, yielding an annual average cost savings for that facility of $394,000 between 2012 and 2015.

Sales and Marketing

As of December 31, 2022, our sales organization consisted of 67 full time employees serving our U.S. market across 45 sales territories and 27 full time employees serving international markets, 7 of whom serve our U.K. market. In 2022, 78.7% of our revenue was derived in the United States and 21.3% was derived outside the United States. No single customer accounted for more than 10% of our revenue.

Commercial Activities Within the United States

We work to grow the sales of our disposable products by increasing the utilization and installed base of our High Velocity Therapy systems. We utilize a direct sales organization in the United States that leverages numerous call points within the hospital, including physicians, respiratory therapists and nurses. Our sales team is focused on building relationships with clinicians across care settings, including EDs and adult, pediatric and neonatal ICUs, enabling our products to follow patients through the care continuum. We offer different options to our hospital customers for acquiring capital units, including direct purchase with payment in full at the time of purchase, rentals, and placements for use by the customer at no upfront charge in connection with the customer's ongoing purchase of disposable products.

We have structured our sales and clinical team with specialized roles to sell our High Velocity Therapy systems and single-use disposables, while delivering customer support and medical education on an ongoing basis. Our field representatives are responsible for identifying key customer prospects, educating them on the value of our High Velocity Therapy technology, gaining their commitment for acquiring and utilizing our capital units.

Our clinical managers enhance the experience for customers and help facilitate adoption and utilization. We established a medical education department that develops and delivers physician-to-physician, Company-sponsored education events, and sponsors continuing medical education programs focused on addressing respiratory distress.

Our customer service and technical support team is responsible for addressing maintenance, repairs and general product and technical questions to help ensure uninterrupted patient treatments. We also use an inbound digital marketing campaign to drive leads and accelerate sales. We leverage the internet, social media, and email channels to increase brand awareness and educate customers. For example, we use our online Vapotherm Academy to train caregivers on High Velocity Therapy technology, which proved critical during the COVID-19 pandemic when we were not able to directly access many hospitals in the United States, United Kingdom, and around the world. Data and analytics drive our decision making and help us hone our messaging and strategies. Educated and interested potential customers convert to sales prospects on our website and all leads integrate with our CRM system.

Commercial Activities Outside of the United States

We conduct our international business in the United Kingdom, Germany, Belgium and Spain through direct sales organizations. We conduct our remaining international business through a distributor model, presently partnering with 42 distributors in 44 countries around the world as of December 31, 2022. We focus our efforts on our most established markets and ones we believe have the most potential to grow. We have directly employed or retained through professional employment organizations 28 individuals to support our direct sales markets and distributors in several of our key markets. As in the United States, our direct sales teams in the United Kingdom, Germany, Belgium and Spain, and our distributors around the world work to grow the sales of our disposable products by increasing the utilization and installed base of our High Velocity Therapy Systems. Our international sales and marketing efforts also encompass marketing of our Oxygen Assist Module in select countries. Our direct sales teams and our distributors work to offer different options to our hospital customers for acquiring capital units, including direct purchase with payment in full at the time of purchase, rentals, and placements for use by the customer at no upfront charge in connection with the customer's ongoing purchase of disposable products. We offer the Oxygen Assist Module in select international markets on both sales and time-based subscription models. We leverage our digital marketing platform abroad to educate our international clinicians, focusing primarily in the United Kingdom. We continue to evaluate market opportunities outside of the United States for business expansion.

Reimbursement

Payment for patient care in the United States is generally made by third-party payors, including private insurers and government healthcare programs. The reimbursement from third-party payors for patients that require High Velocity Therapy technology is typically intended to cover the overall cost of treatment, including the cost of our devices used during the procedure as well as the overhead cost associated with the facility where the procedure is performed. We do not directly bill any third-party payors and receive payment from the hospital or providers for our devices or services.

Reimbursement for hospital services, including the cost of our devices, during an inpatient stay generally is made by the payor directly to the healthcare provider under a prospective payment system that is determined by a classification system known as Diagnosis Related Groups, or DRGs. A DRG is a statistical system of classifying any inpatient stay into groups for the purposes of payment using a number of factors including, among other things, the principal diagnosis, major procedures, discharge status, patient age and complicating secondary diagnoses. DRGs are used in both acute and chronic care settings and employed by both private insurers and government payors. Rather than paying the hospital or provider for what it spent caring for a patient, payors pay a fixed amount based on the patient's DRG. Similar reimbursement methodologies that bundle the cost of our devices into a provider's payment also exist for services provided to patients in the ED and out-patient settings.

Research and Development

Maintaining a strong cadence of new product introductions is an integral part of our strategy. We launched our Oxygen Assist Module in the United Kingdom, select European markets, and Israel in late 2020 and are presently seeking FDA approval of this technology in the United States. We previously entered into an agreement with a third party for a perpetual, exclusive, world-wide license to certain intellectual property related to the Oxygen Assist Module for the delivery of non-invasive ventilatory support. Pursuant to the agreement, we began paying a royalty starting on the date of the first commercial sale of the Oxygen Assist Module, and continuing for a ten year term equal to 10% of the first $3.0 million of Oxygen Assist Module revenue, 5% of the next $6.0 million of Oxygen Assist Module revenue, and 2% of any additional Oxygen Assist Module revenue until the end of the ten year term. We also license the pulse oximetry technology utilized with the Oxygen Assist Module from other manufacturers. During 2022, we established a Technology Center in Singapore to bring most of our research and development projects in-house to help reduce the cost of external design firms and access Singaporean government grant funding.

Competition

The medical device industry is subject to rapid change from the introduction of new products and technologies and other activities of industry participants. We compete as a clinically validated alternative to NiPPV for treatment of patients who are suffering from respiratory distress.

As our products are capable of treating respiratory distress, including those suffering from low oxygen levels, as well as those who have historically required NiPPV because they were unable to flush retained carbon dioxide from their respiratory system, we consider our primary competition to be NiPPV manufacturers, including Philips Respironics. We also compete on a secondary basis with manufacturers of conventional heated humidified high flow oxygen delivery products, such as Fisher & Paykel Healthcare.

We believe that the primary competitive factors in the respiratory distress market are:

- product efficacy and ability to prevent intubation;

- product safety, reliability and durability;

- product ease of use and patient comfort;

- quality and volume of clinical evidence;

- product support and service;

- pricing and revenue strategies;

- technological innovation;

- effective marketing to and education of clinicians;

- sales force experience and access; and

- Company, product and brand recognition.

Other companies that offer treatments for respiratory distress against which we compete are larger businesses that have greater resources than we do. NiPPV is an established proven therapy and is currently better known to physicians, nurses and respiratory therapists, and it is currently considered the standard of care for treating patients with respiratory distress. However, we believe clinician awareness of High Velocity Therapy technology is increasing, particularly as a result of the COVID-19 pandemic.

Intellectual Property Portfolio

As of December 31, 2022, we held more than 157 issued patents and more than 58 patent applications, totaling an active patent portfolio of over 215 filings granted or pending, with expiration dates ranging from February 2021 through May 2042. These filings can be organized into four main categories representing our patent portfolio: Precision Flow, next generation system filings, Flow Rest, and various accessory technologies. In the United States, we hold 14 issued patents for the Precision Flow family, 11 for the Flow Rest family (a legacy device), 13 for the accessories (including the Oxygen Assist Module), and eight for our next generation technology. The Precision Flow patents are expected to expire between April 2023 and March 2033, the Flow Rest patents are expected to expire between November 2026 and December 2038, and the accessories patents are expected to expire between December 2031 and August 2038, with the next generation patents expected to expire between November 2033 and May 2040. Additionally, we have five pending U.S. patent applications directed to our next generation technologies, two pending U.S. patent applications directed to our Precision Flow systems technology, one pending U.S. patent application directed to our Flow Rest technology and 12 pending U.S. patent applications directed to accessories for the aforementioned technologies (including the Oxygen Assist Module). We maintain a strategic international patent portfolio primarily in the European Union, Australia, Japan and China, with other counties pursued in select circumstances. Since 2016, we have maintained and executed on deliberate innovation areas designed to sustain the continued growth of our patent portfolio to protect our proprietary technology from competitor use.

As of December 31, 2022, we have at least 16 trademark registrations with the U.S. Patent and Trademark Office, at least 16 trademarks applications pending with the U.S. Patent and Trademark Office, at least 13 trademarks with common law rights, and a wide range of international protection of its trademarks with a focus of increasing brand awareness and market penetration globally.

Manufacturing and Supply

We now manage all aspects of product supply through our operations teams based in Exeter, New Hampshire and Tijuana, Mexico. We outsource all of the manufacturing of our Oxygen Assist Module. Outsourcing manufacturing of both components or finished goods, as applicable, reduces our need for capital investment and provides expertise and the capacity necessary to meet demand for our High Velocity Therapy systems and Oxygen Assist Module. In 2021, we engaged with a third-party manufacturer to assemble certain of our products at its facility in Tijuana, Mexico. In the second half of 2022, we relocated substantially all of our manufacturing operations from New Hampshire to Mexico to prepare for commencement of our manufacturing operations in early 2023. In January 2023, we received our facility certifications and validations were completed on our production lines. This relocation was made in connection with our "path to profitability" plan to reduce the cost of labor and overhead incurred with the production of our products. We manufacture certain components of our High Velocity Therapy systems in-house, but primarily rely on third-party suppliers to source the majority of our High Velocity Therapy systems components. We assess, qualify and select our suppliers with a view towards ensuring that our High Velocity Therapy systems and Oxygen Assist Module, and their components are safe and effective, adhere to all applicable regulations, are of the highest quality, and meet our supply needs. Our quality assurance process monitors and maintains supplier performance through qualification and periodic supplier reviews and audits against the requirements of the FDA, the International Organization for Standardization and our own policies and procedures.

Certain components used in our High Velocity Therapy systems, and in the case of our Oxygen Assist Module, the finished good itself, are supplied by single source suppliers. Our suppliers manufacture the components they produce for us and test our components and devices to our specifications. We intend to maintain sufficient levels of inventory to enable us to continue our operations while we obtain another supplier if one or more of our single source suppliers were to encounter a delay in supply or end supply.

Government Regulation

Our products and our operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in the EEA (which is comprised of the 28 Member States of the European Union plus Norway, Liechtenstein and Iceland) and other countries in which we conduct business. Our products are subject to regulation in the United States as medical devices under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

In addition to U.S. regulations, we are subject to a variety of regulations in the EEA governing clinical trials and the commercial sales and distribution of our products. Whether or not we have or are required to obtain FDA clearance or approval for a product, we will be required to obtain authorization before commencing clinical trials and to obtain marketing authorization or approval of our products under the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials or commercialize our products in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA clearance or approval.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires FDA clearance of a 510(k) premarket notification, granting of a *de novo* request, or approval of an application for premarket approval, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of regulatory controls needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA's General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling. Class II devices are subject to the FDA's General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA's permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance.

The 510(k) Process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification demonstrating that the device is "substantially equivalent" to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, and for which a PMA is not required, a device that has been reclassified from Class III to Class II or Class I, or another commercially available device that was cleared through the 510(k) process. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, the device is automatically designated under the FDCA as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the *de novo* process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a *de novo* grant or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) (or a PMA) in the first instance, but the FDA can review any such decision and disagree with a manufacturer's determination. Many minor modifications today are accomplished by a manufacturer documenting the change in an internal letter-to-file. The FDA can review these letters to file during an inspection. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) clearance, *de novo* grant or PMA approval is obtained. In these circumstances, we may be subject to significant regulatory fines or penalties.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified under the FDCA into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the "Request for Evaluation of Automatic Class III Designation," or the *de novo* classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, a medical device could be eligible for *de novo* classification only if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent to a legally marketed predicate device. FDASIA streamlined the *de novo* classification pathway by permitting manufacturers to request *de novo* classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. Under FDASIA, the FDA is required to classify the device within 120 days following receipt of the *de novo* application. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low to moderate risk, or that general controls would be inadequate to control the risks and special controls cannot be developed. After a device receives *de novo* classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another *de novo* petition or even PMA approval.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA's IDE regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a "significant risk" to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB. The IRB is responsible for the initial and continuing review of the study and may pose additional requirements for the conduct of the study. If an IDE application is allowed to go into effect by the FDA and the study approved by the reviewing IRB(s), human clinical trials may begin at a specific number of investigational sites with a specific number of subjects as set forth in the study protocol. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate review from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and allowed to go into effect by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and extensive regulatory requirements may continue to apply. These include but are not limited to:

- annual and updated establishment registration and device listing with the FDA;

- QSR requirements, which require manufacturers to follow stringent design, testing, control, documentation, complaint handling and other quality assurance procedures during all aspects of the design and manufacturing process;

- advertising and promotion requirements;

- restrictions on sale, distribution or use of a device;

- labeling and marketing regulations, which require that promotion is truthful, not misleading, and provides adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling;

- the federal Physician Sunshine Act and various state and foreign laws on reporting remunerative relationships with health care customers;

- the federal Anti-Kickback Statute (and similar state laws) prohibiting, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not have to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

- the federal False Claims Act (and similar state laws) prohibiting, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing, or knowingly and improperly avoiding or decreasing, an obligation to pay or transmit money to the federal government. The government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statute;

- clearance or approval of product modifications to legally marketed devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

- medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

- correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

- complying with the federal law and regulations requiring Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA's Global Unique Device Identification Database;

- the FDA's recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations if there is a reasonable probability that the use of the device would cause a serious, adverse health consequence or death; and

- post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

- warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

- recalls, withdrawals, or administrative detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

- withdrawing 510(k) clearances or PMA approvals that have already been granted;

- refusal to grant export or import approvals for our products; or

- criminal prosecution.

Regulation of Medical Devices in the EEA

There is currently no premarket government review of medical devices in the EEA. However, all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I of Directive 93/42/EEC concerning medical devices, or the Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a Notified Body. Notified bodies are often separate entities and are authorized or licensed to perform such assessments by government authorities. The notified body would typically audit and examine a product's technical dossiers and the manufacturers' quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.

In order to demonstrate safety and efficacy for their medical devices, manufacturers must conduct clinical investigations in accordance with the requirements of Annex X to the Medical Devices Directive, and applicable European and International Organization for Standardization standards, as implemented or adopted in the EEA member states. Clinical trials for medical devices usually require the approval of an ethics review board and approval by or notification to the national regulatory authorities. Both regulators and ethics committees also require the submission of serious adverse event reports during a study and may request a copy of the final study report.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member States, the regulations would be directly applicable, i.e., without the need for adoption of EEA member State laws implementing them, in all EEA member States and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation took effect on May 26, 2021. The new regulations among other things:

- strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

- establish explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

- improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

- set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union; and

- strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

We are subject to regulations and product registration requirements in many foreign countries in which we may sell our products, including in the areas of:

- design, development, manufacturing and testing;

- product standards;

- product safety;

- product safety reporting;

- marketing, sales and distribution;

- packaging and storage requirements;

- labeling requirements;

- content and language of instructions for use;

- clinical trials;

- record keeping procedures;

- advertising and promotion;

- recalls and field corrective actions;

- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

- import and export restrictions;

- tariff regulations, duties and tax requirements;

- registration for reimbursement; and

- necessity of testing performed in country by distributors for licensees.

The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

Pricing, Contracting and Reimbursement

We believe our products are priced consistent with their value. In order to obtain or maintain business in the competitive respiratory therapy market, however, we have historically had to offer various discounts directly to purchasers or indirectly to purchasers through group purchasing organizations ("GPOs") or integrated delivery networks ("IDNs"), in accordance with applicable law. We have recently expanded the use of product discount offerings related to placed capital arrangements for our High Velocity Therapy systems. Such bundled discount offerings involve the placement of capital equipment for use by the customer at no upfront charge in connection with the customer's ongoing purchase of disposable products. In addition, consistent with an increasing emphasis in the medical device and broader healthcare industry on payment based on value (so-called value-based pricing), we may enter into contracts with customers that guarantee performance of our High Velocity Therapy systems by refunding costs of disposables (or providing replacement disposables) used on patients if treatment does not achieve specific patient outcomes. In response to pressure from competition or customers, we may have to offer enhanced discounts or enter into additional value-based contracting arrangements, which may adversely affect our revenue.

Health insurance coverage and adequate reimbursement of our products (or services provided using our products) is critical to the success of our business. Sales of our products will depend, in part, on the extent to which our products (or services provided using our products) will be covered and adequately reimbursed by third-party payors, such as government-sponsored health programs and private health plans.

Our products are used in providing services and are often reimbursed by third-party payors as part of a global payment that covers all costs associated with providing that service. Healthcare providers that use our products may therefore be responsible for costs incurred in providing the service that exceed reimbursement. If our products are priced higher than competitor products, including products used to provide alternative treatments, and we are unable to demonstrate that our products are nonetheless cost-effective, we may encounter obstacles in obtaining or maintaining business.

Third-party payors are increasingly reducing reimbursements for clinical products and services. Within the United States and abroad, the containment of healthcare costs has become a priority of federal and state governments. Limits on reimbursement available from governmental or private third-party payors may reduce the demand for, or negatively affect the price of those products, and could significantly harm our business, results of operations, financial condition and cash flows.

Federal, State and Foreign Fraud and Abuse and Physician Payment Transparency Laws

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, U.S. and foreign laws intended to prohibit or otherwise regulate activities that might result in fraud and abuse.

U.S. federal healthcare fraud and abuse laws generally apply to our activities because our products are covered under federal healthcare programs such as Medicare and Medicaid or, in some instances, private insurance. The principal U.S. federal healthcare fraud and abuse laws applicable to us and our activities include: (1) the Anti-Kickback Statute, which prohibits the knowing and willful offer, solicitation, payment or receipt of anything of value for patient referrals or the generation of business reimbursable by a federal health care program; (2) the False Claims Act, which prohibits the submission of false or otherwise improper claims for payment to a federally-funded healthcare program, including claims resulting from a violation of the Anti-Kickback Statute; and (3) healthcare fraud statutes that prohibit false statements and improper claims to any third-party payor. There are also similar state anti-kickback and false claims laws that apply to activities involving state-funded Medicaid and other healthcare programs as well as private third-party payors.

The Anti-Kickback Statute is particularly relevant because of its broad applicability. Specifically, the Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing anything of value, directly or indirectly, in exchange for, or to induce, either the referral of an individual, or the furnishing, arranging for or recommending a good or service for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Courts have interpreted the law to provide that a financial arrangement may violate this law if any one of the purposes of an arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. Statutory exceptions and regulatory safe harbors protect certain interactions if specific requirements are met. Failure to satisfy an exception or safe harbor does not necessarily mean that the Anti-Kickback Statute is violated; rather, the government will consider relevant facts and circumstances to determine whether the requisite intent for a violation is present and whether there is a low risk of fraud, waste, or abuse. Many interactions in which we commonly engage, such as the provision of business meals to healthcare practitioners, could implicate the Anti-Kickback Statute and are not protected by an exception or safe harbor. If the government determines that these activities are abusive, we could be subject to enforcement action. Penalties for Anti-Kickback Statute violations may include both criminal penalties such as imprisonment and civil sanctions such as fines and possible exclusion from Medicare, Medicaid, and other federal health care programs. Exclusion would mean that our products were no longer eligible for reimbursement under federal healthcare programs.

Laws and regulations have also been enacted by the federal government and various states to regulate the sales and marketing practices of medical device and pharmaceutical manufacturers. The laws and regulations generally limit and monitor financial interactions between manufacturers and healthcare providers; require pharmaceutical and medical device companies to comply with voluntary compliance standards issued by industry associations and the relevant compliance guidance promulgated by the U.S. federal government; and/or require disclosure to the government and/or public of financial interactions (so-called "sunshine laws").

The healthcare laws and regulations applicable to us, including those described above, contain ambiguous requirements and are subject to evolving interpretations and enforcement discretion. Manufacturers must adopt reasonable interpretations of requirements if there is ambiguity and those interpretations could be challenged. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil financial penalties, including, for example, exclusion from participation as a supplier of product to beneficiaries covered by government payors. Any failure to comply with laws and regulations relating to reimbursement and healthcare goods and services could adversely affect our reputation, business, financial condition and cash flows.

To help ensure compliance with healthcare laws and regulations applicable to us, we have implemented a comprehensive compliance program based on the HHS Office of Inspector General's Seven Fundamental Elements of an Effective Compliance Program. We adhere to, and the compliance program incorporates, standards consistent with voluntary compliance code standards adopted by the medical device industry to promote compliance with the federal Anti-Kickback Statute. Despite our compliance program, we cannot be certain that we have always operated in full compliance with all applicable healthcare laws.

Many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. For example, the advertising and promotion of our products is subject to EU Directives concerning misleading and comparative advertising and unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Data Privacy and Security Laws

We are, or in the future may, become subject to various U.S. federal and state as well as foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers.

Within the United States, our operations may be affected by the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, collectively, HIPAA, which impose obligations on certain "covered entities" (healthcare providers, health plans and healthcare clearinghouses) and certain of their "business associate" contractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information (referred to as "Protected Health Information" or "PHI"). We are a business associate of HIPAA covered entities under some of our lines of business. In our business associate relationships, we must comply with applicable HIPAA requirements and the contractual terms of our business associate agreements with HIPAA covered entities. In addition, HIPAA may affect our interactions with customers who are covered entities or their business associates because HIPAA affects the ability of these entities to disclose PHI to us. Various states also have laws that regulate the privacy and security of personal information and so may affect our business operations. Most notably, in 2018, California passed into law the California Consumer Privacy Act ("CCPA"), which took effect on January 1, 2020 and imposed many requirements on businesses that process the personal information of California residents. Many of the CCPA's requirements are similar to those found in the European Union's General Data Protection Regulation (2016/679), or GDPR, including requiring businesses to provide notice to data subjects regarding the information collected about them and how such information is used and shared, and providing data subjects the right to request access to such personal information and, in certain cases, request the erasure of such personal information. The CCPA also affords California residents the right to opt-out of "sales" of their personal information. The CCPA contains significant penalties for companies that violate its requirements. It also provides California residents a private right of action, including the ability to seek statutory damages, in the event of a data breach involving their data. In addition to California, many states have laws that impose fines on entities that experience a data breach involving certain types of personal data or that permit consumers to bring private actions against parties that experience a breach involving their data.

European Data Privacy and Data Security

In the European Union, we may be subject to laws relating to our collection, control, processing and other use of personal data (i.e., data relating to an identified or identifiable individual) because we process personal data of our employees, customers, vendors and other third parties based in the European Union in relation to the operation of our business.

In the European Union, the data privacy regime applicable to us includes the GDPR and the E-Privacy Directive 2002/58/EC ("EPD"). We depend on a number of third parties to provide our services, a number of which process personal data on our behalf and are therefore considered our processors under the GDPR. With each such provider we enter into contractual arrangements to ensure that they only process personal data according to our instructions, and that they have sufficient technical and organizational measures in place to safeguard the data. Where we transfer personal data outside the EEA, we do so in compliance with the relevant data export requirements. We take our data protection obligations seriously as any improper disclosure, particularly with regard to our customers' sensitive personal data, could negatively impact our business and/or our reputation.

GDPR

The GDPR is directly applicable in each EU Member State, resulting in a more uniform application of data privacy laws across the European Union. However, the GDPR does allow each Member State to implement laws which supplement the GDPR, causing some variation between EU Member States (for example, in connection with processing employee personal data and processing personal data for scientific purposes). The GDPR also provides that EU Member States may separately introduce further conditions, including limitations, to the processing of genetic, biometric or health data, which could limit our ability to collect, use and share personal data, or could cause our compliance costs to increase, ultimately having an adverse impact on our business. We need to ensure compliance with the supplemental laws in each jurisdiction where we operate, either through having an establishment or through offering goods or services to, or monitoring the behavior of, data subjects located in such jurisdiction.

The GDPR imposes accountability obligations requiring controllers and processors to maintain a record of their data processing and policies. It requires us, as a controller of personal data, to be transparent and to disclose to data subjects (being the individuals to whom the personal data relates), in a concise, intelligible and easily accessible form, how their personal information is used by us. It also imposes limitations on our retention of information, introduces requirements to pseudonymize (i.e., key-code) data, introduces mandatory data breach notification requirements and sets certain standards for controllers to demonstrate that they have obtained valid consent for certain data processing activities.

The requirements also state that personal data may only be collected for specified, explicit and legitimate purposes which have a legal basis set out in the GDPR and may only be processed in a manner consistent with those purposes. Personal data must also be adequate, relevant, and not excessive in relation to the purposes for which it is collected and protected using appropriate technical and organizational measures. In addition, personal data must not be transferred outside of the EEA unless certain steps are taken to ensure an adequate level of protection. The GDPR also requires that the data not be kept for longer than necessary to achieve the purposes for which it was collected. To the extent that we process, control or otherwise use sensitive data relating to individuals (for example, individuals' health or medical information, race or ethnicity), more stringent rules apply, limiting the circumstances and the manner in which we are legally permitted to process that data and transfer that data outside of the EEA. In particular, in order to process such data, an additional legal permission is required, such as explicit consent of the data subject to the processing.

Fines for non-compliance with the GDPR have the potential to be significant—the greater of EUR 20 million or 4% of our global annual revenue in the previous financial year.

EPD

The requirements laid down by the EPD are particularly relevant when we send electronic direct marketing to individuals in the EEA or when we use cookies or similar technologies on our websites with respect to individuals located in the EEA and will usually require us to obtain consent from such recipients to carry out these activities. Although all EEA Member State national laws stem from the EPD, the laws differ by jurisdiction, sometimes significantly. We need to ensure compliance with the laws in each jurisdiction where we operate.

The European Union is in the process of replacing the EPD with an E-Privacy Regulation which, unlike the EPD which needed to be transposed into the national law of EEA Member States, will be directly applicable in each EEA Member State. The text of the new Regulation has not yet been finalized nor has an implementation date been set. We will continue to monitor the progress of the new Regulation and make necessary modifications to our practices as and when required.

Healthcare Reform

The United States and some foreign jurisdictions are considering, or have enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

For example, the Patient Protection an Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Healthcare Reform Act, substantially changed the way in which healthcare is financed by both governmental and private insurers and affected medical device manufacturers significantly. The Healthcare Reform Act also provides incentives to programs that increase the federal government's comparative effectiveness research and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the Healthcare Reform Act provided additional federal funding to state Medicaid programs that expanded eligibility for Medicaid programs and required individuals to obtain health insurance or pay a tax penalty.

There have been administrative, judicial and Congressional challenges to certain aspects of the Healthcare Reform Act, and we expect additional challenges and amendments in the future.

With respect to Congressional action, tax legislation enacted at the end of 2017 removed penalties for not complying with the individual mandate to carry health insurance effective in 2019. The Trump Administration also took executive actions to undermine or delay implementation of the Healthcare Reform Act. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Healthcare Reform Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Healthcare Reform Act that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. It remains to be seen whether and how quickly the Biden administration may take executive action to accelerate the Healthcare Reform Act's implementation. In December 2018, a federal district court found the Healthcare Reform Act unconstitutional in its entirety because, once Congress repealed the individual mandate provision, there was no longer a basis to rely on Congressional taxing authority to support enactment of the law. On appeal, a federal appeals court held in December 2019 that the individual mandate portion of the Healthcare Reform Act was unconstitutional and left open the question whether the remaining provisions of the Healthcare Reform Act would be valid without the individual mandate. On June 17, 2021, the Supreme Court ruled that the states and individuals that brought the lawsuit challenging the ACA's individual mandate do not have standing to challenge the law, and accordingly, did not rule on the merits of the suit regarding whether the individual mandate was severable from the rest of the ACA. We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products (or the services provided using our products) or additional pricing pressure. Future healthcare legislation could also have a significant impact on our business. Due to the uncertainties regarding the outcome of future healthcare reform initiatives and their enactment and implementation, however, we cannot predict which, if any, of the future reform proposals will be adopted or the effect such adoption may have on us.

In addition, other legislative changes have been proposed and adopted since the Healthcare Reform Act was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional Congressional action is taken.

Laws Relating to Foreign Trade

We are subject to various federal and foreign laws that govern our international business practices. These laws include the U.S. Foreign Corrupt Practices Act, or FCPA, which prohibits U.S. companies and their representatives from paying, offering to pay, promising, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate for the purposes of obtaining or retaining business, or to otherwise obtain favorable treatment or influence a person working in an official capacity. In many countries, the healthcare professionals we regularly interact with may meet the FCPA's definition of a foreign government official. Additionally, interactions with or on the part of our vendors or other agents may also implicate the FCPA. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents unique challenges in the medical device industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials.

Our international operations could also be subject to compliance with national laws of other countries, such as the United Kingdom Bribery Act of 2010, or the U.K. Bribery Act. The U.K. Bribery Act applies to any company "carrying on business" in the United Kingdom, irrespective of where the offending conduct occurs. The U.K. Bribery Act applies to bribery activities both in the public and private sector and prohibits the provision of an "advantage" intended to induce or reward "improper performance" of the recipient's function. The failure by a company to prevent third parties from providing a bribe on its behalf could also constitute an offense. Penalties under the U.K. Bribery Act include potentially unlimited fines for companies and criminal sanctions for corporate officers under certain circumstances.

There are also trade laws within the United States and in other regions that regulate the sale, purchase, import, export, re-export, transfer and shipment of goods, currency, products, materials, services and technology. Violations of these laws can lead to serious consequences, including substantial fines.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Seasonality

Historically, we have experienced seasonality in our first and fourth quarters, and we expect this trend to continue. We experienced this seasonality during 2022, however, did not during 2021 primarily due to demand for our High Velocity Therapy technology during the COVID-19 pandemic. We have experienced, and may in the future, experience higher sales in the fourth quarter as a result of increased sales from hospitals nearing their fiscal year-end that have not fully utilized the funds allocated to purchases of our High Velocity Therapy systems. In the first quarter of each year, we have experienced, and may in the future, experience higher sales in direct correlation with the number of patients presenting with respiratory distress due to the severity of the flu season, especially in the Northern Hemisphere. We expect COVID-19 to be a permanent part of the respiratory landscape similar to the flu or respiratory syncytial virus. While COVID-19 surges are unpredictable, we believe that these surges will be aligned to changes in seasons when individuals spend more time inside. Thus, we believe that COVID-19 will most likely impact the first and fourth quarters of the year.

Information about our Executive Officers

The following table sets forth the name, age, and position of each of our executive officers as of February 23, 2023.

Name	Age	Title
Joseph Army	59	President, Chief Executive Officer, and Director
John Landry	50	Senior Vice President, Chief Financial Officer, and Treasurer
Gregoire Ramade	53	Senior Vice President and Chief Commercial Officer
Brian Lawrence	53	Senior Vice President and Chief Technology Officer

Joseph Army has served as President, Chief Executive Officer and as a member of our board of directors since June 2012. Prior to joining Vapotherm, Mr. Army served as President and Chief Executive Officer of Salient Surgical Technologies, Inc. (formerly TissueLink Medical, Inc.), or Salient, since 2007. He first joined Salient in 1999 as Chief Financial Officer and Vice President of Finance. Prior to his time at Salient, he held various positions including Vice President of Finance and Supply Chain Operations for Westaim Biomedical from 1998 to 1999 and strategy consultant for Coopers & Lybrand LLP from 1991 to 1997. Mr. Army holds an MBA in finance from The Wharton School and a BA in history from the University of Rhode Island. He is certified in production and inventory management and is a certified public accountant (inactive status).

John Landry has served as Senior Vice President, Chief Financial Officer, and Treasurer since July 2020 and served previously as Vice President, Chief Financial Officer, Secretary and Treasurer since August 2012. Prior to joining Vapotherm, he held a number of leadership roles at Salient from 2004 to 2011, including VP Accounting & Controller and VP Global Business Development. Mr. Landry also served as Director of International Marketing at Medtronic Advanced Energy from 2011 to 2012, which acquired Salient in August 2011. Prior to his time at Salient, he served in various financial leadership roles at Bottomline Technologies from 2000 to 2004, Hussey Seating Company from 1997 to 2000 and Coopers & Lybrand LLP from 1994 to 1997. Mr. Landry currently serves on the board of directors of Liberate Medical, Inc. Mr. Landry graduated summa cum laude from Bentley College with a BS in Accountancy and is a certified public accountant (inactive status).

Gregoire Ramade has served as Senior Vice President and Chief Commercial Officer since October 2020 and previously as Vice President, International Sales and Worldwide marketing since May 2016. Before joining Vapotherm, Mr. Ramade worked at Becton Dickinson Medical-Pharmaceutical Systems as Vice President of Global Marketing and Business Development from January 2013 to May 2016. He also held the positions of Senior Marketing Director Home Healthcare Solution at Philips Healthcare from 2010 to 2012, Marketing Director EMEA at Philips Respironics from 2005 to 2009 and Product Manager of Consumable Masks and Accessories at Philips Respironics from 2004 to 2005. Mr. Ramade holds a bachelor's degree in International Business with a minor in Economics from the American University of Paris and an MBA in International Business and Marketing from the Ecole Nationale des Ponts et Chausses School of International Management.

Brian Lawrence has served as our Senior Vice President and Chief Technology Officer since December 6, 2021. Prior to joining Vapotherm, Mr. Lawrence served as Chief Technology Officer & General Manager of Gravity Diagnostics, LLC, a diagnostics company, where he was responsible for technology and innovation programs across the company. Prior to joining Gravity Diagnostics, Mr. Lawrence served as Senior Vice President & Chief Technology Officer of Hillrom Holdings,

Inc. ("Hillrom"), a medical device company, from 2010 to 2021. While at Hillrom, Mr. Lawrence was responsible for global technology and innovation teams of over 800 employees in seven countries and an annual budget of $150 million. He led a digital transformation for the company and created a new SaaS business valued at over $100 million. Prior to that position, he served as Chief Technology Officer of Life Support Solutions, a division of GE Healthcare, where he was responsible for global engineering teams of over 400 employees across the US, Europe, and Asia with a budget of over $70 million annually. Mr. Lawrence holds a Doctor of Philosophy, Electrical Engineering, from the Center for Research and Education in Optics and Lasers ("CREOL"), University of Central Florida, and a Master of Science, Electrical Engineering and a Bachelor of Science, Electrical Engineering from Massachusetts Institute of Technology.

Human Capital

Below are our core Guiding Principles which govern how we and our employees conduct business, prioritize, make decisions, and work with one another:

- We Are A <u>Team</u>

- We Hire, Develop & Retain The Very Best <u>People</u> In the Medical Device Industry

- <u>Customers</u> and their <u>Patients</u> Are Our Total Focus

- We Have Clear, Direct and Respectful <u>Communication</u> With Everyone

- We Make & Keep <u>Commitments</u>

- We Deliver Consistently Superior Results Through Disciplined <u>Planning & Execution</u>

Recognizing the importance of our human capital, our Board of Directors, through the Compensation Committee, retains direct oversight of our human capital and oversees and reviews our culture and policies and strategies related to human capital management.

Employees

As of December 31, 2022, we had approximately 286 employees and contractors, consisting of approximately 261 full-time employees and contractors and approximately 25 part-time employees and contractors. Of these 286 employees and contractors, 222 of them are located in the United States, 21 in Mexico, 14 in the United Kingdom, 10 in Singapore and seven in Germany. None of our domestic employees is subject to a collective bargaining agreement or represented by a trade or labor union. As of December 31, 2022, one of our international team members is subject to a collective bargaining agreement, that is retained through a professional employment organization. We believe our relationship with our employees is good.

Our Culture

As part of our corporate culture, we encourage our employees to make decisions, think outside the box and operate with flexibility and speed. To meet the rapidly growing needs of our Customers', our teammates often face tight deadlines requiring overtime or work outside of normal business hours. Through challenging assignments, our team members grow professionally. We seek to recognize and reward our teammates for their efforts by hosting social activities to help strengthen teams and allow for different departments to get together in a casual setting. We host all company quarterly Town Hall Meetings where we share updates on our key initiatives, financial results and patient stories, and recognize employees for embodying our Guiding Principles. Our learning and development initiatives are targeted for leaders as they are the most important lever in engaging with and strengthening our teams. We've earned Business New Hampshire Magazine's "Best Company to Work For" recognition every year through 2021 since the start of our involvement in the competition in 2016.

Code of Business Conduct and Professional Culture Principles

As part of our Mission, we are committed to conducting all of our business in a law-abiding and principled fashion and maintaining a professional culture. Each employee agrees to follow our Code of Business Conduct. We also understand that guidance is most impactful when teams have ownership in its creation, and to that end, our employees have established Professional Culture Principles, which are three bedrock principles that are universally applicable and help guide our employee decision-making. Our Professional Culture Principles are:

To achieve our shared Mission, we …

Actively seek and provide feedback,

Count on one another to act with integrity,

Treat everyone with respect.

Recognizing that our Professional Culture Principles and Code of Business Conduct may not address every situation our employees may encounter, other resources exist to assist our employees in their decision-making, including our management team and Professional Conduct hotline.

Employee Engagement

We provide all employees with the opportunity to share their opinions and feedback through a culture survey that is typically performed twice per year. Results of the survey are measured and analyzed to enhance the employee experience, promote retention, drive change, and leverage the overall success of our organization. Programs we have implemented in response to these surveys include monthly "Listening Lunches" hosted by our Chief Executive Officer and our Bright Idea Program where we solicit new ideas from employees to streamline processes, improve workflow and/or reduce costs.

Employee Development and Training

We recognize that successful execution of our strategy is dependent on attracting, developing and retaining top talent in all areas of the business. In furtherance of our Guiding Principle to Hire, Develop & Retain The Very Best People In the Medical Technology Industry, we have an employee referral program to encourage our employees to help us to hire other talented individuals into the organization. We strive to hire the best fit for the role and for the team, and develop our existing employees in their current roles as well as preparing them for future roles within our company. On an annual basis, our Leadership Team participates in a talent review and succession planning exercise to identify organizational needs, development opportunities, and potential future leaders. This enables us to identify the resources and skill sets needed to meet our growth objectives. We perform quarterly employee evaluations and annual manager effectiveness evaluations where all team members provide input on how their leader is doing. We promote a continuous learning environment encouraging employees to attend relevant seminars and informational sessions and often refer tools for further development. We also offer monthly and yearly professional development opportunities to team members of all levels, including: Lounge & Learn series, Leadership Development series, Women's Leadership Group, Communication Workshops, Mentorship Programs and New Leader Bootcamp.

Employee Safety, Health and Wellness

We are committed to maintaining a safe workplace and promoting the health and wellness of our employees. We have implemented multiple safety programs and regularly perform safety hazard evaluations within our manufacturing facility. With respect to health and wellness, we want our employees to be their best self and therefore provide them access to a variety of innovative, flexible and convenient health and wellness programs designed to support their physical and mental health. These include, among others, health savings and flexible spending accounts, flexible work schedules, family leave and care resources, an on-site gym, stress management sessions, and employee assistance programs, such as our Breathe Easy Fund, which supports employees and their families through times of hardship by the utilization of employee-raised funds.

Compensation and Benefits

We provide competitive compensation and benefits to attract and retain superior talent. In addition to salaries, our compensation and benefits, which vary by country/region, are in place as part of our "Pay for Performance" culture and can include annual bonuses, commission programs, stock-based compensation awards, employee stock purchase plan, a 401(k) plan with employee matching opportunities, tuition assistance, among many others. We believe in perpetuating an ownership culture throughout our organization. To that end, today approximately 76% of our team has equity in our Company that they either were granted upon hire or earned through performance. Our compensation program also includes several recognition awards throughout the year, including a formal award ceremony during our Annual Patient of the Year Celebration where we recognize the Impact Player of the Year, Innovator of the Year and Disciplined Planning & Execution of the Year and provide the recipients with additional stock-based compensation, money towards a vacation and a desktop award.

Diversity, Equity and Inclusion

In furtherance of our Professional Culture Principle to treat everyone with respect, we strive to create a diverse workplace in which all employees feel respected, valued and empowered to reach their full potential. We define diversity as the range of human differences, including but not limited to race, ethnicity, gender, gender identity, sexual orientation, age, social class, physical ability or attributes, religious or ethical values system, national origin, and political beliefs. We hold Diversity & Inclusion Roundtable sessions every quarter both in person and virtually where we discuss different aspects of diversity and inclusion, why it is important to our business and how we can seek to further focus on it at Vapotherm. To facilitate diversity, we implement recruitment strategies to encourage diverse candidates to apply to positions for which they qualify.

Community Engagement

Throughout the year, we engage in community programs, such as our Care in the Air Day where our team is deployed to volunteer at local charitable organizations to give back to the local community. We give back to local families in need through our partnership with St. Vincent de Paul and New Hampshire Foster Care where we donate Thanksgiving baskets and Christmas gifts during the holidays. We also host our Annual Patient of the Year Celebration where Patient families are brought in from across the country and tell their story about how Vapotherm was able to help them. This event allows us to celebrate our Patients, as well as our great People who make, sell and develop our products, and demonstrates to our employees that their work with Vapotherm matters and impacts Patients and the greater community.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at *http://www.sec.gov*. Our SEC filings are also available under the Investor Relations section of our website at *www.vapotherm.com*. Our website and the information contained on or connected to that site are not incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this Annual Report on Form 10-K, including our financial statements and related notes herein, before deciding to invest in our common stock. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Summary Risk Factors

The following is a summary of the material risks that could adversely affect our business, operations, and financial results.

Risks Related to Our Business

- We have incurred losses in the past and may not generate sufficient revenue to achieve or sustain profitability.
- Our future disposable product revenue is dependent on growth and utilization of our installed base.
- If clinicians are not willing to adopt our products, our business will be adversely affected.
- Our long-term growth depends on our ability to compete effectively and develop new products.
- We face intense competition and may be unable to compete successfully.
- We have limited experience in marketing and selling our next generation products and services.
- We depend upon successful clinical results to drive adoption of our products.
- Manufacturing a portion of the components of our products in-house involves risk.
- The COVID-19 pandemic has made our business difficult to predict and may in the future adversely affect our business.
- We may be subject to product liability damages that could exceed our insurance coverage.
- Our sales volumes, operating results and business are subject to seasonal and quarterly fluctuations.
- We bear the risk of warranty claims on our products.
- Our effective tax rate may fluctuate and we may incur tax obligations in certain jurisdictions.
- Our ability to use our net operating loss carryforwards may be limited.
- If the quality of our products is unacceptable, our brand and reputation could suffer.
- Growth through acquisitions or investments in new businesses, products or technologies is risky.
- We may be unable to manage our anticipated growth effectively.
- Our strategy may not be successful, presents unique business and regulatory risks, and requires competencies in areas where we have little or no experience.

Risks Related to Our Dependence on Others

- We rely on third-party distributors to market and distribute our products in certain jurisdictions.
- We rely on single source suppliers in certain cases and do not have long-term supply contracts, which is risky.
- We maintained high inventory levels during the COVID-19 pandemic in order to meet fluctuating and unpredictable customer demand and until reduced these higher inventory levels can consume resources, reduce cash flows and, in some instances, result in impairment charges.
- We rely on shipping carriers to deliver our products on a timely and cost efficient basis.
- We rely on our senior management team and our ability to attract and retain highly skilled employees.

Risks Related to Government Regulation

- We are subject to extensive government regulation, with which the failure to comply could harm our business.
- We may not receive the necessary authorizations to market our future products.
- If product modifications require 510(k) clearance or other authorizations, we may need to recall those products.
- The misuse or off-label use of our products could harm our reputation, business and operating results and subject us to penalties.
- Disruptions at the FDA and other government agencies could harm our business.
- The failure of our products to be manufactured per governmental regulations would harm our business.
- The failure of our products to work as intended would harm our reputation, business and operating results.
- The sale of our products depends on adequate governmental or third-party payor reimbursement.

- We face significant uncertainty in the industry due to government healthcare reform and other legislative action.
- Industry or customer consolidation could harm our business.
- U.S. or international legislative or regulatory reforms could harm our business.
- Our failure to comply with fraud and abuse, transparency, licensure and other laws could subject us to penalties.

Risks Related to Our International Operations

- Our international operations subject us to certain risks, which could harm our business.
- Our use of foreign contract manufacturers involves risks.
- Our results may be impacted by changes in foreign currency exchange rates.
- We could be adversely affected by violations of the Foreign Corrupt Practices Act and similar anti-bribery laws.

Risks Related to Our Intellectual Property

- Intellectual property protection for our products is important to our competitive position.
- Our business and competitive position are dependent on maintaining the confidentiality of our trade secrets.
- Our brand name recognition is dependent on trademark and trade name protection.
- Intellectual property disputes, which are common in our industry, could harm our business.
- Our failure to comply with personal information laws could result in penalties and reputational damage.
- Patent law changes could diminish the value of our patents.
- Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.
- We may not be able to adequately protect our intellectual property rights throughout the world.
- We may be subject to damages from trade secret or breach of non-competition/non-solicitation agreements.

Risks Related to Our Indebtedness and Need for Additional Capital

- Our substantial indebtedness involves risk and we may be unable to service, repay or refinance our debt when due.
- Our failure to comply with loan agreement terms and covenants could harm our financial condition.
- Our loan agreement could restrict our operations and ability to respond to changes or to take certain actions.
- We may need to raise additional capital, which may not be available on reasonable terms or at all.

Risks Related to Our Common Stock

- The price of our common stock may be volatile and fluctuate substantially.
- Our public company status is expensive and time-consuming.
- We may be subject to securities litigation, which is expensive and could divert our management's attention.
- Our key stockholders and management could exercise influence over matters subject to stockholder approval.
- A significant portion of our outstanding shares may be freely sold into the public market.
- We do not anticipate paying any cash dividends on our common stock.
- If analysts do not publish research, or publish inaccurate or unfavorable research, our stock price could decline.
- Anti-takeover provisions in charter, bylaws and Delaware law may discourage an acquisition of us.
- Our charter has an exclusive forum provision, which could limit stockholder litigation.
- If we fail to continue to meet the listing requirements of the NYSE, our common stock may be delisted from the NYSE.

General Risk Factors

- Our operations, and those of our suppliers and customers, are vulnerable to interruption or loss due to uncontrolled events.
- Disruptions in our information technology systems could harm our business.
- We have in the past and may in the future be subject to various litigation claims and legal proceedings.
- Employment litigation and unfavorable publicity could negatively affect our future business.
- Our insurance policies are expensive and protect us only from certain risks.

Risks Related to Our Business

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

We have incurred net losses since our inception. We incurred net losses of $59.8 million and $113.3 million for the years ended December 31, 2021 and 2022, respectively. As a result of ongoing losses, as of December 31, 2022, we had an accumulated deficit of $490.0 million. We expect to continue to incur significant product development, regulatory, sales and marketing and other expenses. The net losses we incur may fluctuate significantly from quarter to quarter.

Since 2008, our revenue has been derived primarily from sales of our High Velocity Therapy systems and associated disposable products. Going forward, we anticipate that our revenue will be primarily derived from a combination of our Precision Flow and next-generation High Velocity Therapy products and their associated disposable products, and our Oxygen Assist Module. Our Oxygen Assist Module launched in the United Kingdom, select European markets, and Israel in late 2020, and we are in the process of seeking FDA approval to market this product in the United States. However, demand for these products and services may decline or may not increase as quickly as we expect, or, in the case of new or next-generation products and services, may never materialize. Our ability to generate revenue from sales of our existing products and services, or from any products and services we may develop in the future, may not be sufficient to enable us to transition to profitability and generate positive cash flows. Additionally, in the first quarter of 2022, we announced our long-term "path to profitability" goals, which include: drive 20% revenue growth; improve our gross margins to 60%+; normalize our cost structure; and improve our financial flexibility. While we believe our path to profitability will allow us to achieve and sustain profitability in the future, no assurance can be provided that our path to profitability initiative will be successful or that we will be able to achieve or sustain profitability.

We expect that our operating expenses will remain significant as we continue to focus on our sales and marketing organization, develop, enhance and commercialize new products and incur additional operational costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future and may never achieve profitability. Furthermore, even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. If we do not achieve or sustain profitability, it will be more difficult for us to finance our business and accomplish our strategic objectives, either of which would have a material adverse effect on our business, financial condition and results of operations and cause the market price of our common stock to decline. In addition, failure of our High Velocity Therapy technology or our Oxygen Assist Module, to significantly penetrate existing or new markets would negatively affect our business, financial condition and results of operations.

Historically, our revenue is primarily generated from sales of the disposable products utilized with our High Velocity Therapy systems, and we are therefore highly dependent on growth and utilization of the installed base of those systems, and next generation versions of such systems, for our success.

We began selling our High Velocity Therapy technology and our Precision Flow Plus systems in the United States and in select international markets in 2018 and 2017, respectively. Sales of our High Velocity Therapy systems and associated disposable products accounted for substantially all of our revenue for the years ended December 31, 2021 and 2022. We expect that sales of our High Velocity Therapy systems, our Oxygen Assist Module, and their associated disposable products will continue to account for the majority of our revenue going forward. Our ability to execute our growth strategy and become profitable will therefore depend upon the adoption by clinicians and customers, among others, of our High Velocity Therapy systems to treat both type I (hypoxic) respiratory distress, where patients do not receive sufficient oxygen, such as is experienced by COVID-19 patients, and type II (hypercapnic) respiratory distress, where patients are unable to clear sufficient carbon dioxide, such as is experienced by patients suffering from COPD, and of our Oxygen Assist Module to help maintain the pulse oxygen saturation, or SpO2, within the target SpO2 range over a significantly greater proportion of time while requiring significantly fewer manual adjustments to the equipment. Some clinicians may not adopt High Velocity Therapy because they have prior experience with, or a preference for, other treatment options that are more established, such as NiPPV, or may be reluctant to alter their practice patterns and undergo the training required to enable them to treat patients with High Velocity Therapy. Some customers may decide to not purchase our High Velocity Therapy systems if, among other potential reasons, they believe our pricing is too high or that alternative devices to manage respiratory therapy are either more clinically efficacious or more cost effective than our product. For example, our High Velocity Therapy systems are significantly more expensive than conventional heated humidified oxygen delivery devices.

If clinicians are not willing to adopt our High Velocity Therapy systems to treat respiratory distress or our Oxygen Assist Module to help maintain oxygen levels within a targeted range, these products may fail to gain increased market acceptance, and our business will be adversely affected.

We expect to grow our revenue by driving increased adoption of our High Velocity Therapy systems to treat spontaneously breathing patients of all ages suffering from respiratory distress and of our Oxygen Assist Module to help clinicians maintain oxygen levels within a targeted range. While the number of clinicians adopting High Velocity Therapy has increased in recent years, there is a significant subset of clinicians who have not adopted High Velocity Therapy, and may never do so, for a number of reasons, including:

- our inability to obtain key opinion leader support for High Velocity Therapy as a sound therapeutic option for treatment of both type I and type II respiratory distress;

- our inability to persuade hospitals and clinicians that High Velocity Therapy is a sound therapeutic option for treatment of both type I and type II respiratory distress;

- our inability to convince current customers to acquire additional equipment;

- perceived inadequacy or unavailability of clinical evidence supporting the benefits or cost-effectiveness of High Velocity Therapy over existing alternatives;

- liability risks generally associated with the use of new products and procedures;

- the training required to use new products;

- inadequate product quality; and

- perceived high cost.

Few clinicians have adopted our Oxygen Assist Module for use with our High Velocity Therapy systems, in part because we only launched our Oxygen Assist Module in the United Kingdom, select European markets, and Israel in late 2020 and are presently seeking FDA approval of this technology in the United States. Clinicians may choose not to adopt our Oxygen Assist Module for similar reasons that clinicians may not adopt High Velocity Therapy systems.

Clinicians, including physicians and other medical professionals such as nurses and respiratory therapists, historically utilize NiPPV to treat patients in respiratory distress, and manual control to maintain oxygen levels within a targeted range. We believe that educating clinicians about the clinical and economic merits and patient benefits of our High Velocity Therapy technology as a viable alternative treatment for both type I and type II respiratory distress and our Oxygen Assist Module to help clinicians maintain oxygen levels within a targeted range are key elements for increasing the adoption of our High Velocity Therapy systems and Oxygen Assist Module. If additional clinicians do not adopt, or existing customers cease using our High Velocity Therapy systems or Oxygen Assist Module for any reason, including those listed above, or if we are unable to expand the use of our systems to treat both type I and type II respiratory distress, our ability to grow our revenue will be impaired, and our business may be adversely affected.

We are presently not profitable, and we may be unable to generate sufficient revenue to achieve and sustain profitability.

We will need to generate significant additional revenue to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any period of time. Our failure to achieve or maintain profitability could negatively impact the value of our common stock. In order to successfully commercialize and derive revenue from our products and services, we will need to continue to expand our marketing efforts to develop new relationships and expand existing relationships with customers, to obtain authorization to market our products in additional countries, to achieve and maintain compliance with all applicable regulatory requirements, to develop and commercialize our products with new features or for additional indications, and develop or acquire new products. If we fail to successfully commercialize our products, we may never receive a return on the substantial investments we have made in product development, sales and marketing, regulatory compliance, manufacturing and quality assurance, as well as further investments we intend to make, which may cause us to fail to generate revenue and gain economies of scale from such investments.

In addition, potential customers may decide not to purchase our products, or our customers may decide to cancel orders due to changes in available care offerings, adverse clinical outcomes, inadequate reimbursement or productivity credits for procedures using our products, complications with manufacturing or the utilization of technology developed by other parties, all of which are circumstances outside of our control.

Further, demand for our products may not increase as quickly as we predict, and we may be unable to increase our revenue to the level that we currently expect. Even if we succeed in increasing adoption of our products by physicians, hospitals and other healthcare providers, maintaining and creating relationships with our existing and new customers and developing and commercializing new features or indications for these systems, we may be unable to generate sufficient revenue to achieve or sustain profitability.

Our long-term growth depends on our ability to compete effectively in the respiratory market by commercializing our products and services currently in development as well as developing and commercializing new products and services through our research and development efforts.

Given the competitiveness of our industry, our future business prospects depend in part on our ability to develop and commercialize new products and services, such as digital solutions and new applications for products that offer improved performance and cost-effectiveness. New technologies, techniques, products or services could emerge from competitors that might offer better combinations of price and performance than our products and services. It is important that we anticipate changes in technology and market demand, as well as physician, hospital and healthcare provider preferences and practices, in order to successfully commercialize new technologies to meet our prospective customers' needs on a timely and cost-effective basis.

We might be unable to successfully commercialize our products and services or obtain the necessary authorizations to do so. The success of any new product or service offering, or enhancement to an existing product or service, will depend on numerous factors, including our ability to:

- properly identify and anticipate clinician and patient needs;

- identify, retain, and manage third-party design and development firms where appropriate to accelerate development;

- develop and introduce new products and services, or enhancements to such, in a timely manner;

- adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

- obtain and retain third-party licenses required for the development, commercialization, and/or utilization of new products;

- demonstrate the safety and efficacy of new products and services;

- obtain the necessary regulatory authorizations to market new products and services or enhancements to such; and

- deliver products at a price point that is both profitable and acceptable to the market.

If we do not develop and obtain regulatory authorization to market new products and services, or enhancements to such, in time to meet market demand, or if there is insufficient demand for these products, services or enhancements, our results of operations will suffer. Our internal research and development efforts and our outsourced third-party design and development initiatives may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, service, technology, material or other innovation. In addition, even if we are able to develop enhancements or new generations of our products and services successfully, these enhancements or new generations of products or services may not produce revenues in excess of the costs of development or may quickly be rendered obsolete by changing customer preferences or the introduction of competitive products or services embodying new technologies or features.

Additionally, we must carefully manage our introduction of new products and services. If potential customers believe our new products or services will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products or services are available. We may also have excess or obsolete inventory as we transition to new products, and we have limited experience in managing product transitions

We face intense competition and, if we are unable to compete successfully with such competition, our revenue, market share and financial results could be adversely affected.

The medical device industry generally and the respiratory market specifically, are characterized by intense competition and evolving industry standards. We compete with a number of manufacturers of non-invasive ventilation products for the treatment of respiratory distress, and on a secondary basis, with conventional heated humidified high flow oxygen devices that facilitate high flow oxygen delivery for hypoxemic patients. To a lesser extent, we compete with providers of other respiratory support solutions to enhance oxygen delivery such as non-rebreather masks and oxygen cannulas.

Our most significant NiPPV manufacturing competitor is Philips Respironics. Conventional heated humidified high flow oxygen device manufacturers, such as Fisher & Paykel Healthcare and Masimo Corporation, are also potential competitors. In addition, some NiPPV and ventilator companies, including Philips Respironics, offer high flow oxygen delivery options on their NiPPV and mechanical ventilator systems. We expect that the market will become increasingly competitive in the future. Manufacturing companies compete for sales to providers primarily on the basis of product features, service and price.

Many of our competitors are large, well-capitalized companies with greater resources, more products and a longer history in the respiratory care market than we have. Other competitors are smaller companies who have or in the future may benefit from a strategic investment or acquisition by one of our larger competitors. Our larger competitors are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Some of these competitors have:

- significantly greater name recognition;

- established relationships with healthcare professionals and customers including group purchasing organizations and integrated delivery networks;

- established distribution networks;

- additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage;

- greater history in conducting research and development, manufacturing, marketing and obtaining regulatory approval for respiratory support products; and

- greater financial and human resources for product development, sales and marketing, patent litigation and customer financing.

Many of our competitors have significant development and clinical resources and can rapidly follow any innovations we bring to the marketplace. For example, our competitors could seek to obtain 510(k) clearance for expanded labeling of their products using our current or future High Velocity Therapy technology products as predicate devices, which Fisher & Paykel Healthcare has already done for Product Code QAV. Even if our technology and business strategy is more effective than the technology and business strategy of our competitors, current or potential customers might accept competitor products and services in lieu of purchasing our products. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and business strategies and as new companies enter the market with new technologies and business strategies. We may not be able to compete effectively against these organizations. Increased competition in the future could adversely affect our revenue, market share and financial results.

We have limited experience in directly marketing and selling our products in international markets, and if we are unable to successfully expand our international direct sales infrastructure and adequately address our customers' needs, it could negatively impact sales and market acceptance of our products in international markets and we may never generate sufficient revenue to achieve or sustain profitability.

We have limited experience directly marketing and selling our products in international markets. In the United Kingdom, we acquired our former distributor, Vapotherm UK, in February 2019, and we have converted this market to a direct sales model. Additionally, we established direct sales models in Germany, Belgium and Spain. We have limited experience directly marketing and selling our products in other international countries. As in the United States, our operating results in international markets are dependent upon our sales and marketing efforts in those countries, and if we fail to adequately promote and market our products, our sales in those countries could significantly decrease.

In addition, our future sales will largely depend on our ability to increase our sales and marketing efforts to adequately address our customers' needs. We believe it is necessary to utilize a sales force that incorporates a specialized group consisting of former respiratory therapists who have experience with our High Velocity Therapy products to support our customers' needs. Competition for sales representatives and marketing employees is intense and we may be unable to attract and retain sufficient personnel to maintain an effective sales and marketing force. If we are unable to adequately address our customers' needs, it could negatively impact sales and market acceptance of our products, and we may not generate sufficient revenue to achieve or sustain profitability.

As we launch new products and increase our marketing efforts with respect to our High Velocity Therapy systems and Oxygen Assist Module, we have expanded and potentially will need to continue to expand or restructure our marketing and sales networks, as well as modify and improve our sales program offerings, such as, for example, our provision of bundled discounts involving the placement of Precision Flow capital units at no upfront charge in connection with the customer's ongoing purchases of disposable products. If the percentage of customers who acquire our technology in this manner increases relative to the percentage of customers who purchase our High Velocity Therapy systems through an upfront or financed payment, the percentage of our revenue derived from High Velocity Therapy systems may decrease. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled field representatives, and on ensuring our sales programs satisfy the needs of our customers. New sales hires require training and take time to achieve full productivity. If we fail to train new sales hires adequately, if we experience high turnover in our sales force in the future, or if our sales program offerings do not satisfy the needs of our customers, new hires may not become as productive as may be necessary to maintain or increase our sales. As a result, we may be required to restructure our sales organization, which would be costly, divert management attention, and lead to both planned and unplanned turnover. If we are unable to appropriately expand our sales and marketing capabilities and educational initiatives domestically and internationally, we may be unable to effectively commercialize our products.

Supporting our products with clinical evidence is a key element of our strategy. We conduct and plan to conduct a range of nonclinical, as well as clinical trials, comparative effectiveness, economic and other studies of our products. Our clinical trial efforts have been hampered by the difficulty in recruiting patients and clinicians to participate in such studies during the COVID-19 pandemic. Inability to complete clinical studies in a timely fashion, or unfavorable results from these trials or studies or from similar trials or studies conducted by others may negatively affect the use or adoption of our products by physicians and hospitals, which could have a negative impact on the market acceptance of these products and their profitability.

We expect to continue to expand our marketing programs in the United States and internationally, and to fund research and development activities, including additional investment in sponsored and investigator initiated clinical and nonclinical trials and studies. The purpose of these nonclinical and clinical trials and studies is to obtain clinical efficacy, economic, and comparative effectiveness information about our products in an effort to generate comprehensive clinical and real-world outcome and cost effectiveness data in order to obtain product approval and drive further penetration in the markets we serve. In the event that these trials and studies, or similar trials and studies conducted by others, are slowed due to the COVID-19 pandemic or for other reasons, or yield unfavorable results, particularly those in which we target severely hypercapnic patients, those results or delays could negatively affect the use or adoption of our products by hospitals and clinicians, or the reimbursement for our products by payors, thereby compromising market acceptance and profitability.

We have moved substantially all of our manufacturing operations from New Hampshire to Mexico, which involved significant risks that could have a material adverse effect on our business and operations.

We have relocated substantially all of our manufacturing operations from our previously leased manufacturing facility in New Hampshire to a leased manufacturing facility in Mexico pursuant to our Manufacturing Service Agreement with TACNA Services, Inc. ("TACNA"), under which TACNA has provided a shared Mexican corporation through which the assembly and manufacture of our products take place in Mexico. Baja Fur, S.A. de C.V., a subsidiary of TACNA, entered into a lease agreement with Fraccionadora Residencial Hacienda Agua Caliente, S. de R.L. de C.V., for a property in Tijuana, México, to be used as our manufacturing facility in Mexico. Relocating our manufacturing operations to Mexico involves significant risks, including:

- That we are unable to recruit sufficient manufacturing and other personnel to effectively operate a Mexican factory or that the personnel we do recruit will lack the necessary skills do perform the work to the required standards;

- That we are unable to obtain necessary regulatory approvals to enable us to manufacture product at our Mexican facility or ship product from our Mexican facility to customers in other countries, or that such approvals are delayed;

- That we encounter unforeseen issues or delays in our operations in Mexico due to our lack of experience conducting manufacturing operations there; and

- That our company culture will be adversely affected by the move, with a concomitant adverse effect on overall employee morale and attrition.

Although we have developed (and continue to develop) plans and strategies to mitigate these risks, there can be no assurance we will be successful in this regard. Consequently, the occurrence of one or more of the foregoing risks could have a material adverse effect on our business and operations.

We currently manufacture our products, and some components of our products, in-house, and expect to continue to do so in the future, and the inability to produce the products or components we manufacture in-house could cause significant production delays, an inability to meet customer demand and a concomitant loss in revenue.

We currently manufacture our products and some components of our products, in-house. As a result, we are dependent upon the uninterrupted and efficient operation of our manufacturing facilities in Tijuana, Mexico and Exeter, New Hampshire. The operations at these facilities may be disrupted by a number of factors, including:

- delivery problems;

- inability to hire and retain manufacturing personnel;

- financial condition or results of operations;

- internal inefficiencies;

- manufacturing equipment failure;

- severe weather;

- fire;

- nature or man-made disasters;

- work stoppages;

- labor shortages;

- component shortages; and

- FDA compliance or other quality-related issues.

There can be no assurance that the occurrence of these or any other operational problems at our facilities would not cause significant production delays, an inability to meet customer demand and a concomitant loss in revenue. In addition, if any of these events occur at our Tijuana, Mexico or Exeter, New Hampshire facilities, we may need to engage contract manufacturers to assist us in manufacturing our products or product components. To this end, in 2021 we engaged a third-party manufacturer to manufacture and assemble certain of our products at its facility which is also in Tijuana, Mexico.

Several of our components are sole source from either our own internal processes or outside suppliers. These sole source components have no immediate alternate supply channels. If we were to encounter a disruption in supply, we may not be able to find an alternate supplier or enter into a new manufacturing and supply agreement. A failure to find an alternate supplier or enter into a new manufacturing and supply agreement could result in an inability to manufacture our products and cause substantial loss in revenue.

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, has and may in the future adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs, our business may be adversely affected. Such events may result in a period of business, manufacturing, and other disruption or, as in the case of the COVID-19 pandemic, the need to rapidly scale our production to meet increased demand in a cost-effective manner, or the inability to do so, any of which could materially affect our business, financial condition and results of operations. For example, COVID-19 resulted in certain disruptions to our business during 2020 and 2021 and may in the future cause additional disruptions. Examples of such disruptions may continue and include without limitation the following:

- The health and wellbeing of our employees, including our operations and production teams, our sales representatives and our clinical managers who may be diagnosed with COVID-19 and unable to work, or who may be placed in quarantine due to potential exposure to COVID-19, or who may need to care for family members diagnosed with COVID-19, and in each case such developments may result in significant business disruption.

- Limited access to hospitals, clinicians and other customers, and to key component vendors, due to COVID-19 related access restrictions, resulting in reduced sales and clinical education opportunities and a limited ability to collaborate on technical matters.

- The need to place additional demands on our employees during periods of high demand for our products, potentially resulting in burn-out, fatigue, mistakes, re-work and excess turnover. The need to make rapid changes to processes while maintaining compliance with our quality systems and other regulatory requirements.

- Fluctuations in demand potentially leading to volatility in our operations and supply chain and difficulty in planning and predicting our business and our inventory levels.

- Supply chain disruptions, freight delays and shipping and component price increases as our vendors and carriers experience many of the same issues we experience.

- Restrictions imposed in international markets which could restrict or delay our ability to ship product into those markets and service our customers there.

- Difficulty in retaining and recruiting employees due to pandemic related restrictions and government payments.

- Inability to raise capital or comply with debt covenants due to COVID-19 related volatility caused by the items listed above.

In addition, demand for our products and services may continue to decrease as COVID-19 infections subside and hospitals deploy less of their budgets to acquiring additional respiratory equipment due to significant inventories already on hand because of increased purchases during the pandemic.

The full extent to which COVID-19 will continue to impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken to treat or contain COVID-19 or to otherwise limit its impact, and the continuing effectiveness of vaccines among others. Additionally, strategies relating to limiting the impact of COVID-19 have become highly politicized around the world. To the extent COVID-19, whether on its own or in connection with any political, economic, and civil instability adversely affects our business and financial results, our distributors' and suppliers' business and financial results, or our customers' business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, including without limitation those relating to our ability to generate revenue and improve on or hold our current gross margin, the price of our common stock, our susceptibility to securities or other types of litigation, our significant amount of indebtedness, our need to generate sufficient cash flows to service our substantial indebtedness, and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for respiratory support. Furthermore, if our customers are not sufficiently trained in the use of our products, they may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients.

Regardless of the merit or eventual outcome, product liability claims may result in:

- decreased demand for our products;

- injury to our reputation;

- significant litigation costs;

- substantial monetary awards to or costly settlements with patients;

- product recalls;

- material defense costs;

- loss of revenue;

- the inability to commercialize new products; and

- diversion of management attention from pursuing our business strategy.

Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers.

In addition, we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely affect or eliminate the prospects for commercialization or sales of a product that is the subject of any such claim.

Our sales volumes and our results of operations may fluctuate within each quarter and over the course of the year.

We have experienced and continue to experience meaningful variability in our sales and gross profit among quarters, as well as within each quarter, as a result of a number of factors, which may include, among other things:

- the number of products sold in the quarter;

- the unpredictability of sales of capital equipment to our domestic hospital customers and our international distributors;

- timing of our customers' capital budgeting cycle; and

- fluctuation and foreign currency exchange rates.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our results of operations. In addition, a significant amount of our operating expenses are relatively fixed due to our manufacturing, research and development and sales and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations. Our results of operations may not meet the expectations of research analysts or investors, in which case the price of our common stock could decrease significantly.

Historically, our business has been, and likely again in the future will be, subject to seasonal fluctuations.

Historically, our business has been, and we expect in the future will be, subject to seasonal fluctuations in that our revenue is typically higher in our first and fourth quarters, driven primarily by an increase in patients with flu-like symptoms and COPD exacerbations. Sales volume can be affected by the severity of the flu season and variations in the rates of respiratory disease in any given time period. In the event we had product shortages or had to institute a recall of our products during the flu season, our financial results would have an even more detrimental effect. As a result, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

We bear the risk of warranty claims on our products.

We provide customers with a one-year warranty on our High Velocity Therapy systems' capital purchases, with limited exceptions. For the years ended December 31, 2021 and 2022, we incurred warranty expense of $0.4 million and $0.3 million, respectively. We bear the risk of warranty claims on the products we supply. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or any recovery from such vendor or supplier may not be sufficient to cover our losses. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in our inability to recover any costs incurred by us.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions.

We are subject to taxation in numerous U.S. states, the United Kingdom, Germany, Singapore and certain other territories. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various places that we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of such places. Nevertheless, our effective tax rate may be different than experienced in the past due to numerous factors, including changes in tax laws, changes in the mix of our profitability from state to state or jurisdiction to jurisdiction, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities, and changes in accounting for income taxes. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of amounts accrued in our financial statements.

If we become profitable, our ability to use our net operating loss carryforwards to offset future taxable income may be subject to limitations.

We have incurred net losses since our inception, and expect to continue to incur significant product development, clinical and regulatory, sales and marketing and other expenses as well as increased administrative expenses. If we become profitable in the future, our ability to use our net operating loss carryforwards, or NOLs, tax credit carryforwards and other tax attributes to offset future taxable income or reduce taxes may be subject to limitations. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or Code, a corporation that undergoes an "ownership change" is subject to an annual limitation on its ability to use its pre-change NOLs and other tax attributes. We have not performed an analysis to determine whether our past issuances of stock and other changes in our stock ownership may have resulted in one or more ownership changes within the meaning of Section 382 of the Code. In addition, future changes in our stock ownership, some of which are outside of our control, could result in one or more ownership changes under Section 382 of the Code. If an ownership change has occurred in the past or occurs in the future, our ability to use our pre-change NOLs and other tax attributes may be subject to limitation under Section 382 of the Code. If we determine that we have not undergone an ownership change, the Internal Revenue Service could challenge our analysis, and determine that our ability to use our NOLs, tax credit carryforwards or other tax attributes to offset taxable income are limited by Section 382 of the Code. For these and other reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability. A full valuation allowance has been provided for the entire amount of our NOLs.

If the quality of our products does not meet the expectations of our customers or their patients, then our brand and reputation could suffer, and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products. Although we have established internal procedures to minimize risks that may arise from quality issues, we may be unable to eliminate or mitigate occurrences of these issues and associated liabilities.

Additionally, if our products are involved in an instance of patient harm, even if it is through misuse of our products, it could result in an interruption of business and damage to our reputation.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances. The failure to effectively manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders' ownership, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. For example, in February 2019, we acquired our former distributor in the United Kingdom, Vapotherm UK, providing us with a U.K.-based wholly owned subsidiary and direct sales organization. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

- failure to realize some or all of the anticipated benefits, financial or otherwise, of the transaction resulting from issues with acquired products or technology, introduction of competitive products or technology with attributes superior to the acquired products or technology, the failure to achieve market acceptance of the products or technology, or a delay or failure to drive sales of the acquired products or technology to anticipated levels;

- delays or other difficulty assimilating or integrating acquired or licensed technologies, products or business operations;

- failure of the target entity to satisfy post-closing obligations;

- issues maintaining uniform standards, procedures, controls and policies;

- failure of pre-acquisition due diligence such that issues that negatively affect the value or cost structure of the acquired enterprise are not uncovered;

- unanticipated costs, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of significant amounts of intangible assets, goodwill, and/or long-lived assets;

- impacts related to contingent consideration payments;

- impacts as a result of purchase accounting adjustments, incorrect estimates made in the accounting for acquisitions, incurrence of non-recurring charges, or other potential financial accounting or reporting impacts;

- inaccurate assessment of additional post-acquisition or business venture investments, undisclosed contingent or other liabilities or problems, or unanticipated costs associated with the acquired entity;

- inability to successfully integrate or develop a distribution channel for acquired product lines;

- diversion of management's attention from our core business and disruption of ongoing operations;

- inability to effectively manage our expanded operations;

- disruption to our existing operations and plans;

- adverse effects on existing business relationships with suppliers and customers;

- risks associated with entering new markets or businesses in which we have limited or no experience;

- potential losses related to investments in other companies;

- loss of existing third-party license agreements or the ability to enter into new third-party license agreements for any reason, including without limitation a difference or change in one party's strategic direction;

- lack of or inadequate formal intellectual property protection mechanisms in place at an acquired business;

- infringement by acquired business or other business ventures on valid intellectual property rights of others;

- potential loss of key employees of acquired businesses; and

- increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, or at all, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers or distributors. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies or products, to deploy adequate resources and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations.

Additionally, we have and may seek to make additional foreign acquisitions, investments or strategic alliances which involve other unique risks, including those related to integration of operations across different cultures, languages and legal and regulatory environments, currency risks and the particular economic, political and regulatory risks associated with specific countries.

To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our stock as consideration.

We may be unable to manage our growth effectively, which could make it difficult to execute our business strategy.

Our revenue grew from $48.1 million for the year ended December 31, 2019 to $113.3 million for the year ended December 31, 2021. During the year ended December 31, 2022 our revenue decreased to $66.8 million but we intend to continue to grow our business operations and may experience periods of rapid growth and expansion. This growth could create a strain on our organizational, administrative and operational infrastructure, including our supply chain operations, quality control, technical support and customer service, sales force management and general and financial administration. We may be unable to maintain the quality, or delivery timelines, of our products or customer service or satisfy customer demand if our business grows too rapidly, including into markets or countries in which we have limited or no prior operating and commercial experience. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, and our reporting systems and procedures. We may implement new systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business.

As our world-wide commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for our supply chain, customer service, training and education personnel, invoicing, reporting and expand our internal quality assurance program, among other things. Because our products require us to devote significant resources to training our customers on the use and educating our customers on the benefits of our products, we will be required to expand these personnel as we increase our sales efforts. We may not successfully implement these increases in scale or the expansion of our personnel, which could harm our business.

We may encounter unplanned claims or expenses associated with our exit from the Vapotherm Access standalone remote patient monitoring reporting unit which, individually or in the aggregate, could be material. A material amount of unplanned claims or expenses could have a material adverse effect on our business.

We completed our exit from the Vapotherm Access standalone remote patient monitoring business on October 31, 2022. Despite our belief we identified and properly accounted for the costs of this exit in all material respects, it is possible unplanned claims and expenses could arise. If unplanned costs and expenses arise which, individually or in the aggregate, are material, this could have a material adverse effect on our business.

Risks Related to Our Dependence on Others

Except for in the United Kingdom, Germany, Belgium and Spain, we rely on a network of third-party distributors to market and distribute our products internationally, and if we are unable to maintain and expand this network, we may be unable to generate anticipated sales.

Except for in the United Kingdom, Germany, Belgium and Spain where we now have direct sales organizations, we rely on our network of third-party distributors to market and distribute our products internationally. Internationally, we sell our products through a network of 42 independent distributors. Through these distributors, we sell our products in over 50 countries outside of the United States, and we expect a significant amount of our revenue to come from international sales for the foreseeable future. In the past, we have experienced issues collecting payments from certain of our independent distributors and we may again experience such issues in the future.

We face significant challenges and risks in managing our geographically dispersed distribution network and retaining the companies who make up that network. Broadly, if we fail to comply with export control laws or successfully develop our relationships with international distributors, our sales could fail to grow or could decline, and our ability to grow our business could be adversely affected. We also cannot control the efforts and resources our third-party distributors will devote to marketing our products. Our distributors may be unable or unwilling to successfully market and sell our products and may not devote sufficient time and resources to support the marketing and selling efforts that enable the products to develop, achieve or sustain market acceptance in their respective jurisdictions. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively. If we are unable to attract or retain additional international distributors, our international revenue may not grow.

If any of our international distributors were to cease to do business with us, our sales could be adversely affected. Some of our distributors have historically accounted for a material portion of our sales volume. If any such agency or distributor were to have its business operations impacted as a result of a third-party acquisition or cease to sell and market our products altogether, our sales could be adversely affected. In addition, if a dispute arises with a distributor or a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor or to begin selling directly into that market, to seek appropriate regulatory approvals or to train new personnel to market our products, and our ability to sell those systems in the region formerly serviced by such terminated distributor could be harmed. Any of our distributors could become insolvent or otherwise become unable to pay amounts owed to us when due. Any of these factors could reduce our revenue from affected markets, increase our costs in those markets or damage our reputation. If a distributor were to depart or be retained by one of our competitors and begin selling a competitive product, we may be unable to prevent them from helping competitors or themselves solicit business from our existing customers, which could further adversely affect our sales.

In any situation in which we lose the services of a distributor, we may need to seek alternative sales agencies or distributors, or to begin selling directly ourselves, and our sales may be adversely affected. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified distributors to work with us. We may be unable to enter into agreements with them on a timely basis or on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified distributors would prevent us from expanding our business and generating sales.

As a result of our reliance on third-party sales distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these third-party distributors become unsatisfactory, we may experience delays in meeting our customers' product demands and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose current or potential customers.

We obtain some of the components and subassemblies included in our High Velocity Therapy High Velocity Therapy systems from single source suppliers and the partial or complete loss of one or more of these suppliers could cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

We utilize single source suppliers for some of the critical components and subassemblies we use in our High Velocity Therapy systems. Disputes (including litigation) could arise with suppliers over a wide range of business and legal issues in our supply agreements, and there may be delays in switching to alternative suppliers if the current supply source expires or terminates. Our dependence on single source suppliers of components may expose us to several risks, including, among other things:

- our suppliers may encounter financial hardships as a result of unfavorable economic and market conditions unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;

- our suppliers may fail to comply with regulatory requirements, be subject to lengthy compliance, validation or qualification periods or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in supplying of our products to our customers;

- newly identified suppliers may not qualify under the stringent regulatory standards to which our business is subject;

- heightened risk of commercial disputes (including litigation) if we or our suppliers seek to negotiate changes to the terms of our supply agreements;

- we or our suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;

- we may experience delays in delivery by our suppliers due to changes in demand from us or their other customers;

- we or our suppliers may lose access to critical manufacturing equipment, services, and components, resulting in an interruption in the manufacture, assembly and shipment of our systems and in higher cost to us;

- our suppliers may be subject to allegations by other parties of misappropriation of proprietary information in connection with their supply of products to us, which could inhibit their ability to fulfill our orders and meet our requirements;

- fluctuations in demand for products that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

- we may fail to effectively manage our relationships with our suppliers;

- our suppliers may increase the price of the components we purchase above the then-current market prices;

- our suppliers may wish to discontinue supplying components or services to us; and

- we may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable for any reason, including manufacturing equipment failure.

In addition, we may be deemed to manufacture or contract to manufacture products that contain certain minerals that have been designated as "conflict minerals" under the Dodd-Frank Wall Street Reform and Consumer Protection Act. As a result, we are required to diligence the origin of such minerals and disclose and report whether or not such minerals originated in the Democratic Republic of the Congo or adjoining countries. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of minerals used in the manufacture of our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products.

If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted.

If we are unable to satisfy commercial demand for our products in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected and customers may instead purchase or use alternative products. In addition, we could be forced to secure new or alternative components and subassemblies through a replacement supplier. Finding alternative sources for these components and subassemblies could be difficult in certain cases and may entail a significant amount of time, disruption and increased cost. In some cases, we would need to change the components or subassemblies if we sourced them from an alternative supplier. This, in turn, could require product redesigns which could potentially require additional FDA or international clearance or approval before we could use any redesigned product with new components or subassemblies, thereby causing further costs and delays that could adversely affect our business, financial condition and operating results.

We do not have long-term supply contracts with all our third-party suppliers.

We purchase components and subassemblies from third-party suppliers, including some of our single source suppliers, through purchase orders and do not have long-term supply contracts with some of these third-party suppliers. These third-party suppliers, therefore, are not obligated to perform services or supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. For certain of these suppliers, we do not maintain large volumes of inventory. If we inaccurately forecast demand for components or subassemblies, our ability to manufacture and commercialize our High Velocity Therapy systems could be delayed and our competitive position and reputation could be harmed.

We often maintain high levels of inventory from our single source suppliers, which could consume a significant amount of our resources, reduce our cash flows and lead to inventory impairment charges.

Our High Velocity Therapy systems consist of a substantial number of components. In order to market or sell them effectively, we often must maintain high levels of inventory of the product and its components from our single source suppliers. The manufacturing process requires lengthy lead time during which components may become obsolete, and we may over- or under-estimate the amount needed of a given component, in which case we may expend extra resources or be constrained in the amount of end product that we produce.

Similarly, in order to market or sell our Oxygen Assist Module effectively, we often must maintain high levels of finished goods inventory from a single source supplier. The manufacturing process requires lengthy lead times during which components of our Oxygen Assist module may become obsolete, and we may over- or under-estimate the number of finished goods required, in which case we may expend extra resources or be constrained in the amount of Oxygen Assist Modules that we procure.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our products on a timely basis.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of High Velocity Therapy systems, or Oxygen Assist Modules, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

The loss of our senior management or our inability to attract and retain highly skilled employees could negatively impact our business.

Our success depends on the skills, experience and performance of the members of our executive management team, particularly Joseph Army, our Chief Executive Officer. The loss of the services of any of these persons for any reason whatsoever, could impede the achievement of our research, development and commercialization objectives. Also, each of these persons may terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees.

Additionally, our business and operations depend on our ability to attract and retain highly skilled employees. We may be unable to attract or retain qualified employees in the future for many reasons, including low regional, domestic, and international unemployment rates, the competition for qualified personnel among medical device businesses, or the cost of hiring qualified employees may exceed industry standards. Recruiting and retention difficulties could limit our ability to support our commercial, supply chain and research and development programs. Any of our employees may terminate his or her employment at any time and for any reason. The loss of key employees, the failure of any key employee to perform, our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business.

Risks Related to Government Regulation

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

We and our products are subject to extensive regulation in the United States and elsewhere, including by the Food and Drug Administration, or the FDA, and its foreign counterparts. The FDA regulates the design, development, manufacturing, labeling, storage, non-clinical and clinical research, safety, efficacy, packaging, installation, servicing, marketing and distribution, premarket clearance or approval, recordkeeping, advertising, promotion, recalls and field safety corrective actions, adverse event reporting, post-market approval studies, and product import and export to ensure that medical devices distributed domestically are safe and effective for their intended uses and meet other applicable requirements of the Federal Food, Drug, and Cosmetic Act, or the FDCA.

The regulations to which we are subject are complex. Additional regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through, among other methods of oversight, periodic unannounced inspections. We do not know whether we will pass any future FDA inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

Additionally and as noted above, our strategy subjects us to a variety of additional state and federal laws and regulations.

We may not receive the necessary authorizations to market our future products, and failure to timely obtain such authorizations for our future products would adversely affect our ability to grow our business.

An element of our business strategy is to continue to develop new products and add new features and expand clearance or approval of our current products to new indications. In the United States, in general, before we can market a new medical device, or a new use of, new claim for or significant modification to a legally marketed device, we must first receive either clearance under Section 510(k) of the FDCA or the grant of a *de novo* request under section 513(f)(2) of the FDCA or a premarket approval application, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is "substantially equivalent" to a legally-marketed "predicate" device. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics, not raise different questions of safety or effectiveness than the predicate device and be as safe and as effective as the predicate device. Clinical data are sometimes required to support a substantial equivalence determination. In the *de novo* process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the *de novo* petition, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for 510(k) submissions. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

The PMA approval, the 510(k) clearance and the *de novo* processes can be expensive, lengthy and uncertain. The FDA's 510(k) clearance and *de novo* processes can take from three to 12 months but may last significantly longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Clinical data may also be required in connection with an application for 510(k) clearance or a *de novo* request. Despite the time, effort and cost, a device may not be approved, reclassified or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indications for use or intended uses of the device, which may limit the market for the device.

In the United States, we obtained 510(k) premarket clearances from the FDA to market each of our products requiring such clearance. We also obtained a *de novo* grant for an expanded indication for our Precision Flow Hi-VNI system. Any modifications to these existing products may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming and uncertain *de novo* process or PMA process. If the FDA requires us to go through a lengthier, more rigorous premarket review process for future products or modifications to existing products than we had expected, such as with our Oxygen Assist Module, product introductions or modifications could be delayed or canceled, which could cause our sales to decline.

The FDA can delay, limit or deny 510(k) clearance, request for *de novo* classification, or pre-market approval of a device for many reasons, including:

- we may be unable to demonstrate to the FDA's satisfaction that the products or modifications are substantially equivalent to a proposed predicate device or safe and effective for their intended uses;

- FDA or the applicable foreign regulatory body may disagree with the design, conduct or implementation of our clinical trials or the analyses or interpretation of data from pre-clinical studies or clinical trials;

- participants in our clinical trials may experience serious adverse effects;

- the data from our pre-clinical studies and clinical trials may be insufficient to support clearance, *de novo* classification, or approval, where required;

- we may be unable to demonstrate that the clinical and other benefits of the device outweigh the risks;

- an advisory committee, if convened by the applicable regulatory authority, may recommend against authorization for marketing or may recommend that the applicable regulatory authority require, as a condition of marketing authorization, additional preclinical studies or clinical trials, limitations on labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the respective regulatory authority may still not authorize the product for marketing;

- the applicable regulatory authority may identify deficiencies in our submissions or in the facilities or processes of our third-party contract manufacturers;

- the policies or regulations of the FDA or applicable foreign regulatory bodies may change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance, *de novo* classification, or approval; and

- the FDA or foreign regulatory authorities may audit our clinical trial data and conclude that the data is not sufficiently reliable to support a submission for marketing authorization.

In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, or Congress may enact different or additional statutory requirements, which may prevent or delay approval, *de novo* classification, or clearance of our future products under development or impact our ability to modify our currently marketed products on a timely basis. Such policy, statutory or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances, *de novo* classifications, or PMA approvals, increase the costs of compliance or restrict our ability to maintain our current marketing authorizations.

In order to sell our products in member countries of the European Economic Area (the 27 member states of the European Union plus Iceland, Liechtenstein and Norway), or the EEA, our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC), or the MDD. Compliance with these requirements is a prerequisite to be able to affix the CE Mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the MDD, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE Mark to our devices, which would prevent us from selling them within the EEA.

In May 2021, the EU Medical Devices Regulation (Regulation (EU) 2017/745 of the European Parliament and of the Council), or the MDR, replaced the EU MDD in the European Economic Area. In regard to the UK, because the MDR was codified into UK law at the time of Brexit, the same MDR requirements apply to our commercial activity in the UK, at least during the post-Brexit transition period.

The MDR imposes stricter requirements on medical device manufacturers and the Notified Bodies whom they must involve in the conformity assessment procedure (other than self-declaration Class I non-sterile, non-measuring devices and (new) non-reusable surgical instruments). The MDR adds new requirements, such as a reclassification of certain devices, a Unique Device Identification (UDI) system, a wider scope of the Quality Management System including clinical evaluation and post-marketing clinical follow-up, a clinical evaluation procedure for some Class IIb and Class III devices by an independent expert panel, among others. New medical devices must now comply with the MDR rules. That means we must undergo the applicable conformity assessment procedure according to MDR, through representation by a Notified Body, for all new devices we introduce. The new devices have to be CE marked pursuant to MDR.

We or our distributors will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our products. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Marketing authorization by the FDA does not ensure clearance or approval by regulatory authorities in other countries, and clearance or approval by one or more foreign regulatory authorities does not ensure marketing authorization by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory clearance or approval or other marketing authorization in one country may have a negative effect on the regulatory process in others.

Certain modifications to our products may require new 510(k) clearance or other marketing authorizations and may require us to recall or cease marketing our products.

Once a medical device is permitted to be legally marketed in the United States pursuant to a 510(k) clearance, *de novo* classification, or a PMA, a manufacturer may be required to notify the FDA of certain modifications to the device. Manufacturers determine in the first instance whether a change to a product requires a new premarket submission, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to our products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or other premarket submissions were not required. We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance, *de novo* classification, or approval of a PMA or PMA amendments or supplements. If the FDA disagrees with our determinations and requires us to submit new 510(k) notifications, requests for *de novo* classification, or PMAs (or PMA supplements or amendments) for modifications to our previously cleared or reclassified products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our products have been cleared by the FDA for specific indications. The FDA and European regulatory authorities strictly regulate the indications for use and associated promotional safety and effectiveness claims, including comparative and superiority claims vis a vis competitors' products, that may be made about legally marketed products. In particular, a medical device may not be promoted in a way that constitutes adulteration or misbranding under the FDCA. We train our marketing personnel and sales representatives and distributors to promote our products consistent with applicable laws and published clinical data. However, a physician, in his or her medical judgment, can prescribe a course of treatment that is outside the product's labeling. There may be increased risk of injury to patients if physicians attempt to use our products in this manner. Furthermore, the use of our products for indications other than those authorized by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials, sales practices or training constitute improper promotion of an off-label use, including as a result of their disagreement with our interpretation of published clinical data or the FDA's recent grant of our *de novo* request and corresponding expanded indications for use, they could request that we modify our training, sales practices or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. Additionally, the FDA might fail to take action against competitors whose promotional materials, sales practices or training mirror our own but who have not yet achieved the expanded indications for use we received in connection with the FDA's recent grant of our *de novo* request. These types of enforcement actions, or enforcement omissions, could have a material adverse impact on our business, product sales and financial results.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, expeditiously and effectively evaluate product complaints and promotional matters, or otherwise prevent new or modified products and indications from being developed, cleared or approved, or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to hire, retain, or deploy key leadership and other personnel, expeditiously and effectively evaluate product complaints and promotional matters, or otherwise review and clear or approve new or modified products and indications can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA's ability to hire and retain key personnel and accept the payment of user fees, a dramatic increase in Emergency Use Authorizations or other regulatory submissions, a dramatic increase in the issuance of guidance documents, and other events that may otherwise affect the FDA's ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may impede the FDA's ability to expeditiously evaluate product complaints and promotional matters, and may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices or indications to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. As another example, following the FDA's issuance of certain Emergency Use Authorization communications in March 2020 that identified the product code that includes our Precision Flow Hi-VNI system, QAV, on a list of ventilators and/or ventilatory support devices, we prepared a letter-to-file to modify the indications for use of the Precision Flow Hi-VNI system. We believe these modifications are consistent with the FDA's recent communication and our clinical data. However, to the extent we market the Precision Flow Hi-VNI system using the modified labeling, the possibility exists that the FDA may not agree with the decision that a new clearance or approval was unnecessary for this label revision for any number of reasons, including, without limitation, that we used an inappropriate intended use statement, and as a result may require us to submit a new 510(k) notification, request for *de novo* classification, premarket approval ("PMA") (or PMA supplements or amendments) or subject us to other consequences. In addition, on April 29, 2020 the FDA reached out with an informal inquiry regarding our marketing of the Precision Flow Hi-VNI system. We responded to that inquiry in a timely manner, but the FDA may ultimately determine that our website or other promotional materials, sales practices, or training constitute the improper promotion of a medical device.

Additionally, in response to the global pandemic of COVID-19, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and subsequently, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our marketing applications, clinical trial authorizations, emergency use applications, or other regulatory submissions, which could have a material adverse effect on our business.

Our products must be manufactured in accordance with federal, state and international regulations, and we could be forced to recall our installed devices or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA's Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedure and documentation of, among other requirements, the design, testing, validation, verification, complaint handling, production, process controls, quality assurance, labeling, supplier evaluation, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through, among other oversight methods, periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors, suppliers, or contract manufacturing organizations. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing. For example, certain of our electrical components in our products are audited pursuant to International Electrotechnical Transmission standard 60601, a widely accepted benchmark for medical electrical equipment compliance that has become a requirement for the commercialization of electrical medical equipment in many countries. We are routinely audited under this standard and negative findings from an audit could prevent us from marketing our products in certain countries.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations or our specifications, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; customer notifications or repair, replacement, refunds, recall, detention or seizure of our products; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA's refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees.

Any of these actions could significantly and negatively impact supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenue and increased costs.

Our products may cause or contribute to adverse medical events that we are required to report to the FDA and other governmental authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

Our products are subject to extensive regulation by the FDA in the United States and by regulatory agencies in other countries where we do business. We will be required to timely file various reports with the FDA, including reports required by the medical device reporting regulations, or MDRs, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur to the device or a similar device that we market, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or other governmental authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA and certain foreign regulatory bodies have the authority to require the recall of commercialized products under certain circumstances. The FDA's authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death.

A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. We have in the past conducted voluntary recalls of devices with lot-specific quality issues. For example, in September 2014, we initiated a voluntary recall of various lots of the disposable patient circuit due to the device allowing water to leak into the center gas lumen. This recall was terminated in October 2015. Additionally, we received a small number of complaints involving a defect in the disposable patient circuit that allowed water to leak where the delivery tube is connected to the disposable water path. In response, we initiated a voluntary recall of the four affected lots that began on May 4, 2016 and terminated on August 17, 2016. Also, in coordination with MHRA, in January of 2023 Vapotherm initiated a limited recall of four lots of Disposable Patient Circuits in the UK, a quantity that is not material. Product defects or other errors resulting in recalls may occur in the future.

Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA or other governmental bodies may require, or we may decide, that we will need to obtain new marketing authorizations for the device before we may market or distribute the corrected device. Seeking such marketing authorizations may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal proceedings.

Companies are required to maintain certain records of recalls, removals and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals, removals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, including product recall, will require the dedication of our time and capital and could harm our reputation and financial results.

In addition, the FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of medical devices and spur innovation. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. The Biden Administration may enact certain policies that may impact our business and industry. It is difficult to predict how potential executive actions affect the FDA's ability to exercise its regulatory authority. If potential executive actions impose constraints on FDA's ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Certain of our customers are highly dependent on payments from third-party payors, including government sponsored programs, in the U.S. and other countries in which we operate, and reductions in third-party coverage and reimbursement rates for our products (or services provided with our products) could adversely affect our business and results of operations.

A substantial portion of our revenue depends, in part, on the extent to which the costs of our products purchased by our customers are reimbursed by third-party payors, including Medicare, Medicaid, other U.S. government sponsored programs, non-U.S. governmental payors and private payors. Our customers' ability to obtain appropriate coverage and reimbursement for products and services from these third-party payors affects the selection of products they purchase and the prices they are willing to pay. Many of our products are used in services that are often reimbursed by third-party payors as part of a global payment that covers all costs associated with providing that service. This means that healthcare providers incur costs purchasing these products but do not receive separate or additional reimbursement in connection with their use. As a result, certain healthcare providers may be reluctant to adopt our products. Similarly, our customers may not adopt our products if they are more costly than competitor products, including products used to provide alternative treatments. If we lower the prices for our products to obtain or maintain customers' business, we may be adversely affected financially. Similarly, our customers' ability to obtain appropriate productivity credit from their applicable internal administrations affects the selection of products they purchase and the prices they are willing to pay.

For some of our products, such as our remote physiologic monitoring ("RPM") products, our customers may receive additional reimbursement associated with those products. To the extent that third-party payors modify or eliminate coverage for the RPM products or reduce their reimbursement to our customers for their use of those products, our business may be adversely affected.

We face significant uncertainty in the industry due to government healthcare reform and other legislative action.

There have been and continue to be laws enacted by the federal government, state governments, regulators and third-party payors to control healthcare costs, and generally, to reform the healthcare system in the United States. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Healthcare Reform Act, substantially changed the way healthcare is delivered and financed by both governmental and private insurers. These changes included the creation of demonstration programs and other value-based purchasing initiatives that provide financial incentives for physicians and hospitals to reduce costs. We expect healthcare reform efforts to continue and we cannot predict whether additional reform proposals will be adopted, when they will be adopted, or what impact they may have on us, but any such proposals could have a negative impact on our business and provide incentives for hospitals and physicians to not use our products and services. General legislative action also may affect our business.

Consolidation in the healthcare industry, group purchasing organizations or integrated distributor networks could lead to demands for price concessions, which may affect our ability to sell our products at prices necessary to support our current business strategies.

Healthcare costs have risen significantly over the past decade, which has resulted in or led to numerous cost reform initiatives by legislators, regulators and third-party payors. Cost reform has triggered a consolidation trend in the healthcare industry to aggregate purchasing power, which may create more requests for pricing concessions in the future. Failure to meet these concessions may result in our exclusion from these contracts. Additionally, group purchasing organizations, independent delivery networks and large single accounts may continue to use their market power to consolidate purchasing decisions for hospitals by limiting the number of products available under various purchasing categories. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the healthcare industry world-wide, resulting in further business consolidations and alliances among our customers, which may exert further downward pressure on the prices of our products.

As the healthcare system consolidates the number of health systems and group purchasing organizations controlling the buying process has also constricted. In order to sell to hospitals that belong to these organizations we must be on contract. Not being on contract with these organizations, or choices of these organizations to standardize on a competitive product option or otherwise decline to renew our contract, or the failure of these organizations to differentiate our new Precision Flow

Hi-VNI system, which we fully launched in 2019 and is our first product to have the *de novo* expanded indication for use statement, from conventional heated humidified high flow oxygen devices could substantially reduce our revenue opportunity.

Legislative or regulatory reforms in the United States or other jurisdictions in which we market our products may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, FDA and other regulatory authorities' regulations and guidance may be revised or reinterpreted in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation became effective in May 2021. The regulation among other things:

- strengthens the rules on placing devices on the market and reinforce surveillance once they are available;

- establishes explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

- improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

- sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union; and

- strengthened rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.

We are subject to certain federal, state and foreign fraud and abuse laws, transparency laws and state licensure or permit laws which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and transparency laws. Our business practices and interactions with physicians, hospitals and other healthcare providers are subject to scrutiny under these laws. The significant U.S. healthcare laws and regulations that may affect our ability to operate include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Violations of the federal Anti-Kickback Statute may result in substantial civil or criminal penalties and exclusion from participation in government healthcare programs, including Medicare and Medicaid;

- the federal civil and criminal false claims laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Private individuals can bring False Claims Act "qui tam" actions, on behalf of the government and such individuals, commonly known as "whistleblowers," may share in amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the federal civil False Claims Act, the government may impose substantial penalties plus three times the amount of damages which the government sustains because of the submission of a false claim, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

- the Federal Physician Payments Sunshine Act or Open Payments which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under certain federal healthcare programs such as Medicare and Medicaid to report annually to the DHHS Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to teaching hospitals and physicians, which term is defined broadly to include practitioners such as podiatrists and dentists, (and, beginning with transfers of value in 2021, to additional non-physician practitioners) as well as to report annually ownership and investment interests held by physicians and their immediate family members. Manufacturers are required to submit annual reports to CMS and failure to submit required information may result in substantial civil monetary penalties, and may result in liability under other federal laws or regulations;

- the HIPPA fraud and abuse provisions, which may impose criminal penalties for defrauding any healthcare benefit program, including public and private payors, or making any false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or that otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device companies to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and

- state laws that require medical device companies to obtain wholesale distribution or pharmacy permits and other state licensing laws.

More generally, these laws and regulations constrain our promotional and other business activities by limiting the kinds of financial interactions, including discount and other commercial transactions, we may have with individuals or entities that use, order, purchase or recommend our products such as patients and healthcare providers. We have a variety of arrangements with our customers that could implicate these laws and regulations. For example, like many medical device companies that have related capital and consumable products, we periodically permit customers that purchase the disposable component of our High Velocity Therapy systems to use the capital component at no upfront cost as part of a bundled discount sale. A small percentage of our company is owned by healthcare professionals, and we also have also entered into consulting agreements with physicians, including some who influence the ordering of or use our products in procedures they perform. To facilitate product discussions, we also provide meals to healthcare practitioners who might use or order services using our products. We arrange for continuing education programs for healthcare practitioners to provide education about our products and the conditions our products are approved to treat. As another example, with federal RPM coverage requirements evolving, our customers may submit claims to federal payors for services furnished in connection with our RPM support services, which could result in some services not eligible for reimbursement being nonetheless billed to Medicare or Medicaid and therefore triggering False Claims Act liability. We could be adversely affected if regulatory agencies determine our financial interactions to be in violation of applicable laws. Due to the breadth of these laws, the narrowness of exceptions and/or safe harbors available, and the range of interpretations to which the laws are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.

To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, healthcare companies or healthcare providers may have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to.

If our operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputational harm, disgorgement and the curtailment or restructuring of our operations.

Risks Related to Our International Operations

Our international operations subject us to certain operating risks, which could adversely impact our results of operations and financial condition.

We focus our international commercial efforts in our most established markets and ones we believe have the most potential to grow. In addition, we have manufacturing facility in Mexico and research and development operations in Singapore. Economic or political instability in any of these markets could have a significant impact on our operations. Additionally, the sale and shipment of our products across international borders, as well as the purchase of components from international sources, subjects us to U.S. and foreign governmental trade, import and export, and customs regulations and laws.

Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the United Kingdom Bribery Act of 2010 and the U.S. Foreign Corrupt Practices Act, as well as sanctions and export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting.

Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

- difficulties in enforcing our intellectual property rights and in defending against third-party threats and intellectual property enforcement actions against us, our distributors or any of our third-party suppliers;

- reduced or varied protection for intellectual property rights in some countries;

- pricing pressure that we may experience internationally;

- a shortage of high-quality salespeople, clinical managers and distributors;

- third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

- competitive disadvantage to competition with established business and customer relationships;

- the imposition of additional U.S. and foreign governmental controls or regulations;

- political or economic instability;

- changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

- the imposition of restrictions on the activities of foreign agents, representatives and distributors;

- scrutiny by foreign tax authorities, which could result in significant fines, penalties and additional taxes being imposed on us;

- laws and business practices favoring local companies;

- longer payment cycles;

- difficulties in maintaining consistency with our internal guidelines;

- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

- the imposition of costly and lengthy new export licensing requirements;

- the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and

- the imposition of new trade restrictions.

If we experience any of these risks, our sales in non-U.S. jurisdictions may be harmed and our results of operations would suffer.

If we continue using foreign contract manufacturers, our operating results could be harmed by economic, political, regulatory and other factors in foreign countries.

We currently use foreign contract manufacturers and may continue to use foreign contract manufacturers to manufacture current and future products, where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including, but not limited to:

- political and economic instability;

- high levels of inflation, historically the case in a number of countries in Asia;

- burdens and costs of compliance with a variety of foreign laws, regulations and sanctions;

- foreign taxes and duties;

- changes in tariff rates or other trade, tax or monetary policies; and

- changes or volatility in current exchange rates and interest rates.

If significant tariffs or other restrictions are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

We contract with several Chinese suppliers for certain components of our High Velocity Therapy systems. If significant tariffs or other restrictions are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed. Recently, political discourse in the United States has increasingly focused on ways to discourage U.S. competitors from outsourcing manufacturing and production activities to foreign corporations and curb what are considered unfair trade practices. In January 2020, the United States and China entered into Phase One of the Economic and Trade Agreement between the United States of America and the People's Republic of China (the "Phase One Trade Agreement"). The Phase One Trade Agreement takes steps to ease certain trade tensions between the United States and China. Although the Phase One Trade Agreement is an encouraging sign of progress in the trade negotiations between the United States and China. However, according to the Peterson Institute for International Economics, China has purchased significantly less than its purchase commitment under the Phase One Trade Agreement. No further agreements have been reached and the impact of the Phase One Trade Agreement and any forthcoming trade deal cannot be determined at this time. If tariffs are imposed on the components used in our High Velocity Therapy systems, we may be required to raise our prices, which may result in the loss of customers and harm our operating performance. Alternatively, we may seek to shift production outside of China, resulting in significant costs and disruption to our operations.

Efforts to withdraw from or materially modify the USMCA or other international trade agreements, to change tax provisions related to global manufacturing and sales or to impose new tariffs, economic sanctions or related legislation, any of which could adversely affect our financial condition and results of operations.

Our business benefits from free trade agreements, such as the United States-Mexico-Canada Agreement, or USMCA, and we also rely on various U.S. corporate tax provisions related to international commerce, as we develop, market and sell our products and services globally.

Any modification in these areas, any shift in the enforcement or scope of existing regulations or any change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations and could result in increased costs. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

Our results may be impacted by changes in foreign currency exchange rates.

We have international operations, including a direct sales organization in the United Kingdom, a manufacturing facility in Mexico and research and development operations in Singapore, and, as a result, an increase in the value of the U.S. dollar relative to foreign currencies could require us to reduce our selling price or risk making our products less competitive in international markets, or our costs could increase. Also, if our international sales increase, we may enter into a greater number of transactions denominated in non-U.S. dollars, which could expose us to increased foreign currency risks, including currency fluctuations and exchange rate risks. For example, following the acquisition of our former distributor, Vapotherm UK, in February 2019, we began invoicing our United Kingdom customers directly in Great British Pounds. We do not currently engage in any hedging transactions. If we are unable to address these risks and challenges effectively, our international operations may not be successful, and our business could be harmed.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar world-wide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws, including the requirements to maintain accurate information and internal controls. We operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances; strict compliance with anti-bribery laws may conflict with local customs and practices. There is no assurance that our internal control policies and procedures will protect us from acts committed by our employees or agents. If we are found to be liable for FCPA or other violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions, including contract cancellations or debarment, and loss of reputation, any of which could have a material adverse impact on our business, financial condition, and results of operations.

Risks Related to Our Intellectual Property

If we are unable to secure and maintain patent or other intellectual property protection for our products, we may lose a significant competitive advantage.

Our commercial success depends, in part, on obtaining, maintaining and defending patent and other intellectual property protection for the technologies used in our products. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations or products and may choose not to pursue patent protection for certain products in certain jurisdictions or at all, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope and, in any event, any patent protection we obtain may be limited. As a result, some of our products are not, and in the future may not be, protected by patents. This may mean we may be unable to:

- prevent our competitors from duplicating our products;

- prevent our competitors from gaining access to our proprietary information and technology; or

- gain or maintain a competitive advantage.

We intend to seek additional patents, but our pending and future patent applications may not result in issued patents or be granted on a timely basis. In addition, issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage, including exclusivity in a particular product area. The scope of our patent claims also may vary between countries, as individual countries have distinctive patent laws. We may be subject to challenges by third parties regarding our intellectual property, including, among others, claims regarding validity, enforceability, scope and effective term. Patent prosecution, related proceedings, and litigation in the U.S. and in other countries may be expensive, time consuming and ultimately unsuccessful. In addition, patents issued by foreign countries may afford less protection than is available under U.S. patent law and may not adequately protect our proprietary information. Our competitors may independently develop proprietary technologies and processes that are the same as or substantially equivalent to ours or design around our patents. The technologies we have patented, licensed or developed. Moreover, the expiration of patents on which we rely for protection of key products could diminish our competitive advantage and adversely affect our business and our prospects. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete.

Even if our patents are determined by the U.S. Patent and Trademark Office, USPTO, foreign patent office, or a court to be valid and enforceable, they may not be drafted or interpreted sufficiently broadly enough in scope to prevent others from marketing products and services similar to ours or designing around our patents. For example, third parties may be able to develop therapies, or make systems or devices, that are similar to ours but that are not covered by the claims of our patents. Third parties may assert that we or our licensors were not the first to make the inventions covered by our issued patents or pending patent applications. The claims of our issued patents or patent applications when issued may not cover our commercial technology or the future products and services that we develop. We may not have freedom to operate unimpeded by the patent rights of others. Third parties may have dominating, blocking or other patents relevant to our technology of which we are not aware. Because an originally filed patent application can be refiled to obtain continuation patents with new claims based on the priority date of the original application, we cannot be certain that our competitors will not file and obtain new continuation patents in an attempt to cover our commercial technology notwithstanding it having been available in the market for over 10 years. In addition, because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents) and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for our technology or our next generation contemplated technology. Any such patent applications may have priority over our patent applications or issued patents, which could further require us to obtain rights from third parties to issued patents or pending patent applications covering such technologies to allow us to commercialize our technology. If another party has filed a U.S. patent application on inventions similar to ours, depending on when the timing of the filing date falls under certain patent laws, we may have to participate in a priority contest (such as an interference proceeding) declared by the USPTO to determine priority of invention in the United States. There may be prior public disclosures of which we are not aware that could invalidate our patents or one or more claims of our patents. Further, we may not develop additional proprietary technologies and, even if we do, they may not be patentable.

Moreover, in the United States and in foreign jurisdictions, proceedings to enforce our patent rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us, or they may assert such claims on their own. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful, or we may be required to pay damages and legal fees of our adversaries. Thus, we may not be able to stop a competitor from marketing and selling products that are the same as or similar to our products, and our competitive position would be harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

In addition to patent and trademark protection, we also rely on trade secrets, including unpatented manufacturing know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our consultants and vendors, or our former or current employees. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, however, any of these parties may breach the agreements and disclose our trade secrets and other unpatented or unregistered proprietary information, and once disclosed, we are likely to lose trade secret protection. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to enforce trade secret protection.

Further, our competitors may independently acquire or develop know-how or other technology that is similar, equivalent, or superior to our proprietary technology. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, our key employees, consultants, suppliers or other individuals with access to our proprietary technology may incorporate that technology into projects and inventions developed independently or with third parties. As a result, disputes may arise regarding the ownership of the proprietary rights to such technology, and any such dispute may not be resolved in our favor. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology to compete with us and our competitive position could be adversely affected. If our intellectual property is not adequately protected so as to protect our market against competitors' products and methods, our competitive position could be adversely affected, as could our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners or customers in our markets of interest. In addition, third parties have registered trademarks similar and identical to our trademarks in both the United States and in foreign jurisdictions and may in the future file for registration of such trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In any case, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may in the future become involved in lawsuits to defend ourselves against intellectual property disputes, which could be expensive and time consuming, and ultimately unsuccessful, and could result in the diversion of significant resources, and hinder our ability to commercialize our existing or future products.

Our success depends in part on not infringing the patents or violating other proprietary rights of others. Intellectual property disputes can be very costly to defend or affirmatively pursue, distract leadership, require financing, and may cause our business, operating results and financial condition to suffer. Significant litigation regarding patent rights occurs frequently in the medical device industry, and we intend to engage as necessary to defend our rights. Whether merited or not, it is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our products. We may also face allegations that our employees have misappropriated the intellectual property rights of their former employers or other third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit, or otherwise interfere with our ability to commercialize our products. These competitors may have one or more patents for which they can threaten and/or initiate patent infringement actions against us, and we may have one or more patents for which we can threaten and/or initiate patent infringement actions against them. Our ability to defend ourselves or to affirmatively pursue such actions may be limited by our financial and human resources, the availability of reasonable defenses and claims, and the ultimate acceptance of our defenses and claims by the courts or juries. Further, if such patents are successfully asserted against us, this may result in an adverse impact on our business, including injunctions, damages, and/or attorneys' fees. From time to time and in the ordinary course of business, we may develop noninfringement and/or invalidity positions with respect to third-party patents, which may or may not be ultimately adjudicated as successful by a judge or jury if such patents were asserted against us.

We have and may receive in the future, particularly as a public company, communications from patent holders, including non-practicing entities, alleging infringement of patents, infringement of other intellectual property rights including misappropriation of trade secrets, offering licenses to such intellectual property, or challenging our intellectual property. For example in 2018 Stamford Devices Limited opposed our European patent—EP2806926 before the parties reached a settlement in 2019. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time.

The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved and the uncertainty of litigation significantly increase the risks and the costs related to any patent litigation. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, making, using, or exporting products that use the disputed intellectual property;

- obtain a license from the intellectual property owner to continue selling, making, exporting, or using products, which license may require substantial payments and may not be available on reasonable terms, or at all;

- incur significant legal expenses;

- pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, potentially including treble damages if the court finds that the infringement was willful;

- if a license is available from a third-party, we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services;

- pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

- find non-infringing substitute products, which could be costly and create significant delay due to the need for FDA regulatory clearance;

- pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;

- lose the opportunity to opportunity to successfully protect our intellectual property and assert it against others;

- find alternative supplies for infringing products or processes, which could be costly and create significant delay due to the need for FDA regulatory clearance; or

- redesign those products or processes that infringe any third-party intellectual property, which could be costly, disruptive, and/or infeasible.

From time to time, we may affirmatively engage in or be subjected to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If any of the foregoing occurs, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, we may indemnify our customers, suppliers and international distributors against claims relating to the infringement of the intellectual property rights of third parties relating to our products, methods, and/or manufacturing processes. Third parties may assert infringement claims against our customers, suppliers, or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, suppliers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers, or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products, or our suppliers may be forced to stop providing us with products.

Similarly, interference or derivation proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be necessary to determine the priority of inventions or other matters of inventorship with respect to our patents or patent applications. We may also become involved in other contested proceedings, such as re-examination, inter parties review, or opposition proceedings, before the USPTO or its foreign counterparts relating to our intellectual property or the intellectual property rights of others. An unfavorable outcome in any such proceedings could require us to cease using the related technology or to attempt to license rights to it from the prevailing party or could cause us to lose valuable intellectual property rights. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees.

We are subject to various laws protecting the confidentiality and security of certain personal information, and our failure to comply could result in penalties and reputational damage.

Our Company is subject to various laws and regulations protecting the confidentiality and security of certain patient health information, and our failure to comply with such laws and regulations could result in penalties and reputational damage.

Within the United States, numerous federal and state laws, including, without limitation, HIPAA, state data privacy laws (for example, the CPPA), state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure and storage of personal information.

Outside the United States, numerous countries in which we operate, manufacture and sell our products have, or are developing, laws protecting data privacy and the confidentiality of certain personal data. For example, the European Union ("EU") General Data Protection Regulation ("GDPR"), which became effective on May 25, 2018, introduced new data protection requirements in the EEA, and substantial fines for violations of the data protection rules. The GDPR expanded significantly the jurisdictional reach of EEA data protection law by extending the law's application to not only entities that are established in the EEA, but also to entities that process personal data in connection with the offering of goods or services to data subjects located in the EEA or process personal data in connection with monitoring the behavior of data subjects located in the EEA. The GDPR imposes strict obligations and restrictions on controllers and processors of personal data including, for example, expanded disclosures about how personal data is to be used, increased requirements pertaining to health data and pseudonymised (e.g., key-coded) data, mandatory data breach notification requirements, appointment of a data protection officer when sensitive personal data (e.g., health data) are processed on a large scale, requirement to enter into certain types of contracts with service providers processing personal data, implementation of appropriate privacy governance measures, and expanded rights for individuals over their personal data. This could affect our ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting, or could cause our costs to increase, potentially leading to harm to our business and financial condition.

While the GDPR, as a directly effective regulation, was designed to harmonize data protection laws across the EEA, it does permit member states to legislate in many areas (particularly with regard to the processing of genetic, biometric or health data), meaning that inconsistencies between different member states will still arise. EEA member states have their own regimes on medical confidentiality and national and EEA-level guidance on implementation and compliance practices is often updated or otherwise revised, which adds to the complexity of processing personal data in the EEA.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States, which may deviate from the GDPR, may result in substantial fines, and in addition to such fines, we may be the subject of litigation initiated by data subjects and/or adverse publicity, which could have a material adverse effect on our reputation and business. As a result of the implementation of the GDPR, we are required to put in place additional mechanisms to ensure compliance with the new data protection rules. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, may make it harder for us to obtain valid consent for processing, will require the appointment of a data protection officer where sensitive personal data (e.g., health data or data concerning race or ethnicity) is processed on a large scale, introduces mandatory data breach notification requirements throughout the EEA, imposes additional obligations on us when we are contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, and training.

European data protection law generally prohibits the transfer of personal data to countries outside of the EEA that are not considered by the European Commission to provide an adequate level of data protection, unless there are specific frameworks or mechanisms in place to safeguard the data, such as the EU-U.S. Privacy Shield or the European Commission-approved standard contractual clauses, or very narrow legal exceptions (such as explicit consent of the data subject) apply. There is currently litigation challenging the EU-U.S. Privacy Shield and the standard contractual clauses, and it is uncertain whether these data transfer mechanisms will be invalidated by the European courts. We could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts.

Outside of the EEA, the legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues that may affect our business. There is a degree of uncertainty associated with the legal and regulatory environment around privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies, such as cloud computing. Privacy and data protection laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Varying jurisdictional requirements could increase the costs and complexity of compliance or require us to change our business practices in a manner adverse to our business. A determination that we have violated privacy or data protection laws could result in significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include, among other things, provisions that affect the way patent applications are prosecuted, redefine prior art, establish specific venues and procedures for litigating patent validity, and switched the United States patent system from a "first-to-invent" system to a "first-to-file" system. The Leahy-Smith Act and its interpretation and implementation are still evolving and could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and may continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and may continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our own, which would have a material adverse effect on our business.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan, and the protection any patent affords is limited. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. For any patents we have that cover our products (or new patents we obtain), once the patent life has expired we may be open to competition from competitive devices and services. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing devices or services that compete with ours.

We may not be able to adequately protect our intellectual property rights throughout the world.

Currently, our intellectual property portfolio includes numerous issued patents and pending patent applications that relate to our platform technology. Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. The requirements for patentability differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we have no have patent protection or our protection is insufficient to terminate infringing activities.

We may not have patent rights in certain foreign countries in which a market may exist. Moreover, in jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling products that are the same as or similar to our products, and our competitive position in the international market would be harmed.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. Although we have procedures in place that seek to prevent our employees and consultants from using the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products would have a material adverse effect on our business and may prevent us from selling our products or from practicing our processes. In addition, we may lose valuable intellectual property rights or personnel. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Indebtedness and Need for Additional Capital

Our substantial indebtedness may have a material adverse effect on our business, results of operations and financial condition.

We have a significant amount of indebtedness. As of December 31, 2022, we had $100.0 million of aggregate principal amount of our Loan and Security Agreement with SLR Investment Corp. (the "Loan Agreement"). Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences to our debt holders and significant effects on our business. For example, it could:

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- require us to dedicate a substantial portion of our cash flow from operations to making payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- expose us to the risk of increased interest rates as certain of our borrowings are at variable rates, and we may not be able to enter into interest rate swaps and any swaps we enter into may not fully mitigate our interest rate risk;

- restrict us from capitalizing on business opportunities;

- make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

- place us at a competitive disadvantage compared to our competitors that have less debt; and

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, our indebtedness under the Loan Agreement is secured by substantially all of our assets, including our intellectual property, and the Loan Agreement contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations and financial condition.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to affect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the Loan Agreement, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, results of operations and financial condition, as well as on our ability to satisfy our obligations in respect of the Loan Agreement and our other indebtedness.

Our failure to comply with our Loan Agreement relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, results of operations and financial condition.

If there were an event of default under our Loan Agreement relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot guarantee that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default.

Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

As a result, any default by us on our indebtedness could have a material adverse effect on our business, results of operations and financial condition.

The Loan Agreement restricts our current and future operations, particularly our ability to respond to changes or to take certain actions.

The Loan Agreement provides that all indebtedness thereunder is secured by substantially all of our assets, including our intellectual property, and imposes significant operating and financial restrictions and limits our ability and our other subsidiaries' ability to, among other things:

- incur additional indebtedness and guarantee indebtedness;
- pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;
- enter into any new line of business not reasonably related to our existing business;
- pay, prepay, redeem or repurchase certain debt;
- make loans and investments;
- sell or otherwise dispose of assets or enter into sale and lease-back transactions;
- incur liens;
- enter into transactions with affiliates;

- make capital expenditures;

- make any significant changes in accounting treatment or reporting practices;

- amend, modify or terminate material agreements and organizational documents;

- enter into certain inbound and outbound licenses; and

- consolidate, merge or sell all or substantially all of our assets.

As a result of these covenants and restrictions, we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, our Loan Agreement requires us to comply with a minimum revenue covenant measured at the end of each month. The operating and financial restrictions and covenants in the Loan Agreement, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our business, results of operations and financial condition could be adversely affected.

We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new products and expand our operations.

Our quarterly report on Form 10-Q for the quarterly period ended September 30, 2022 included a going concern paragraph stating that there was substantial doubt about our ability to continue as a going concern within one year after the date that those condensed consolidated financial statements were issued. As of February 23, 2023, we believe that the substantial doubt about our ability to continue as a going concern has been resolved following the completion of our restructuring activities described elsewhere in this report and the closing of a private placement financing for gross proceeds of approximately $23.0 million, before deducting fees to the placement agent and other offering expenses, on February 10, 2023. Based on our current business plan, we believe our current cash, including the net proceeds from our recent private placement, borrowing capacity under our credit facilities, cash receipts from sales of our products and monetization of our existing inventory balances will be sufficient to meet our anticipated cash requirements for at least the next 12 months. If our belief is incorrect or if our available cash balances, borrowing capacity, cash receipts, inventory reduction and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of, among other reasons, lower demand for our products as a result of the risks described in this Annual Report on Form 10-K, or to increase our future financial flexibility going forward, we may, among other things, seek to sell additional common or preferred equity securities, convertible debt securities, or enter into new or amend existing credit facilities.

Additionally, we may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

- increase our sales and marketing efforts to increase market adoption of our products and address competitive developments;

- provide for supply and inventory costs associated with plans to accommodate potential increases in demand for our products;

- fund development and marketing efforts of any future products or additional features to then-current products;

- acquire, license or invest in new technologies;

- acquire or invest in complementary businesses or assets; and

- finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

- our ability to achieve and sustain revenue growth and improve gross margins;

- our introduction of new products and the commercial success of such new products;

- the cost of expanding our operations and offerings, including our sales and marketing efforts;

- our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our products;

- the cost of research and development activities;

- the effect of competing technological and market developments;

- costs related to international expansion; and

- the potential cost of and delays in product development as a result of, among other reasons, any regulatory oversight applicable to our products.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our existing stockholders. Any future debt financing into which we enter will be senior in bankruptcy to our common stock and may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to our stockholders or us. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development or commercialization programs, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Risks Related to Our Common Stock

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock.

The trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. During 2022, the sales price of our common stock ranged from $0.48 to $20.72. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

- actual or anticipated fluctuations in our financial condition and operating results;

- actual or anticipated changes in our growth rate relative to our competitors;

- commercial success and market acceptance of our products;

- success of our competitors in developing or commercializing products;

- ability to commercialize or obtain regulatory approvals for our products, or delays in commercializing or obtaining regulatory approvals;

- strategic transactions undertaken by us;

- additions or departures of key personnel;

- product liability claims;

- prevailing economic conditions;

- disputes concerning our intellectual property or other proprietary rights;

- FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry;

- healthcare reform measures in the United States;

- sales of our common stock by our officers, directors or significant stockholders;

- future sales or issuances of equity or debt securities by us;

- international trade disputes;

- international political and economic instability, including wars with foreign countries;

- domestic political and economic instability;

- business disruptions caused by earthquakes, fires or other natural disasters; and

- issuance of new or changed securities analysts' reports or recommendations regarding us.

In addition, the stock market in general, and the market for companies like ours in particular, have from time to time experienced extreme volatility that has been often unrelated to the operating performance of particular companies. A certain degree of stock price volatility can be attributed to being a newly public company and could result in time consuming and costly regulatory inquiries. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance. For these reasons, we believe comparisons of our financial results from various reporting periods are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We have incurred and expect to continue to incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

To comply with the requirements imposed on us as a public company, we have incurred and expect to continue to incur significant legal, insurance, accounting and other expenses. We have invested and intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management's time and attention from product development activities. These laws, regulations and standards are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, enforcement proceedings and higher costs necessitated by ongoing revisions to disclosure and governing practices. The costs associated with maintaining directors' and officers' insurance has risen and may continue to rise in the future, which may require us to accept reduced coverage, increased deductibles or incur substantially higher costs to obtain coverage. We also expect the rules and regulations associated with being a public company to make it more expensive for us to maintain directors' and officers' insurance. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of our periodic management evaluations or our ability to obtain attestation reports from our independent registered public accounting firm. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, our common stock may not be able to remain listed on the NYSE.

We may be subject to securities litigation, which is expensive and could divert our management's attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns.

Our management and their respective affiliates own a significant percentage of our common stock and are able to exercise significant influence over matters subject to stockholder approval.

As of December 31, 2022, our executive officers and directors, together with their respective affiliates, beneficially owned approximately 15.4% of our common stock, including shares subject to outstanding options, restricted stock units and warrants that are exercisable within 60 days after such date. Accordingly, our management is able to exert a significant degree of influence over our affairs and over matters requiring stockholder approval, including the election of our board of directors and approval of significant corporate transactions. This concentration of ownership could have the effect of entrenching our management or board of directors, delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock.

A significant portion of our total outstanding shares may be sold into the public market at any time, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We have also registered all shares of common stock that we may issue under our equity compensation plans. These shares can be freely sold in the public market subject to volume limitations applicable to affiliates. If any of these shares are sold, or if it is perceived that they will be sold, the market price of our common stock could decline.

Moreover, certain holders of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold into the public market, these sales could have an adverse effect on the market price for our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future; therefore, capital appreciation, if any, of our common stock will be the sole source of gain for our stockholders for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. We currently intend to retain all available funds and any future earnings to finance the growth and development of our business. In addition, our Loan Agreement contains and the terms of any future credit agreements we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for our stockholders for the foreseeable future.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. As a recently public company, we may be slow to attract securities and industry analysts coverage. If no or a limited number of securities or industry analysts commence coverage of the Company, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price could decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price could decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our amended and restated certificate of incorporation and amended and restated bylaws, include provisions that:

- authorize "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

- create a classified board of directors whose members serve staggered three-year terms;

- specify that special meetings of our stockholders can be called only by our board of directors;

- prohibit stockholder action by written consent;

- establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- provide that our directors may be removed only for cause;

- specify that no stockholder is permitted to cumulate votes at any election of directors;

- expressly authorized our board of directors to modify, alter or repeal our amended and restated bylaws; and

- require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation designates exclusive forums for various actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, or (5) any other action asserting a claim against us that is governed by the internal affairs doctrine. Further, our amended and restated certificate of incorporation provides that, subject to limited exceptions, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act of 1934, as amended, is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court.

If we fail to continue to meet the listing requirements of the NYSE, our common stock may be delisted from the NYSE, and if we are unable to list our common stock on the NYSE or another exchange such as Nasdaq, we could face significant adverse consequences.

Our common stock is listed on the NYSE. The NYSE requires us to continue to meet certain listing standards, including standards related to our global market capitalization, stockholders' equity and average closing share price. Specifically, the quantitative continued listing standards applicable to us include the following:

- Average market capitalization of not less than $50 million over a 30-trading day period and stockholders' equity of not less than $50 million;

- Average market capitalization of not less than $15 million over a 30-trading day period, which is a minimum threshold for continued listing with no plan period available; and

- Average closing share price of $1.00 over a 30-trading day period.

We would be considered "below criteria" by NYSE Regulation if we trigger any one of the above standards. If we do not meet the NYSE's continued listing standards, we will be notified by the NYSE and required to take corrective action to meet the continued listing standards; otherwise our common stock will be delisted from the NYSE. If our common stock is delisted from the NYSE and we are unable to correct this or list our common stock on another exchange such as Nasdaq, we could face significant adverse consequences including:

- a reduction in the liquidity and market price of our common stock and the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to access the public capital markets;

- a limited availability of market quotations for our common stock;

- a determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

- a limited amount of news and analyst coverage for us;

- a decreased ability to issue additional securities (including pursuant to short-form registration statements on Form S-3) or obtain additional financing in the future; and

- a reduction in the perceived value of our equity compensation plans, which could negatively impact our ability to retain key employees.

As previously disclosed on October 3, 2022, we received written notice from the NYSE that we do not satisfy the listing requirements. In order to avoid delisting, we have 45 days from the receipt of the notice to submit a plan to bring the company into conformity with continued listed standards within 18 months of receipt of the notice. If the plan is not submitted on a timely basis or is not accepted by the NYSE, the NYSE could initiate delisting proceedings. We timely filed a plan to cure this deficiency with the NYSE on November 11, 2022 (the "Plan"). We recently received a plan acceptance letter from the NYSE indicating it had accepted our previously submitted business plan to cure our non-compliance with our market capitalization requirement. As set forth in the acceptance letter, the NYSE will continue listing our common stock and will perform quarterly reviews for an 18-month period that started September 27, 2022 (the date the delisting notice was received by us) for compliance with the goals and initiatives outlined in our business plan, which are consistent with the key initiatives we have publicly disclosed. We will need to achieve the minimum continued listing standards of either average global market capitalization over a consecutive 30 trading-day period of $50 million or total stockholders' equity of $50 million at the completion of the 18-month period.

We may fail to satisfy the required steps and, consequently, fail to maintain the listing of our common stock on the NYSE. Any suspension of trading or delisting of our common stock from the NYSE would reduce liquidity in our common stock and may result in a decline in the market price of our common stock. In addition, our ability to raise additional necessary capital through equity or debt financing, and attract and retain personnel by means of equity compensation, would be impaired.

As previously disclosed on November 30, 2022, we received notice from the NYSE that we were not in compliance with the continued listing standards set forth in Section 802.01C of the NYSE Listed Company Manual because the average closing price of our common stock was less than $1.00 over a consecutive 30 trading-day period. On December 30, 2022, we regained compliance with the continued listing standards set forth in Section 802.01C. No assurance can be provided, however, that we will be able to maintain compliance with the applicable NYSE listing standards.

General Risk Factors

Our operations, and those of our suppliers and customers, are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control.

Our principal executive office is located in a leased facility in Exeter, New Hampshire, our U.S. distribution center is located in a leased facility located in Mesquite, Texas, and our manufacturing operations are located in a leased facility in Tijuana, Mexico. We also have access to facilities for Vapotherm UK personnel as well as facilities for inventory and a manufacturing and distribution site in Tilburg, Netherlands. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace in the event of a natural or man-made disaster. A disaster (such as an earthquake, fire, flood, hurricane, a volcanic eruption other severe weather, or a pandemic or other outbreak) affecting our facilities, or those of our suppliers, could significantly disrupt our operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace the damaged facilities.

Even if we are able to quickly respond to a disaster, the ongoing effects of the disaster could create some uncertainty in the operations of our business. Our customers' facilities could also be negatively impacted by a disaster, which could delay shipments of our products. Additionally, customers may delay purchases of our products until their operations return to normal.

In addition, our facilities may be subject to a shortage of available electrical power and other energy supplies. Any shortages may increase our costs for power and energy supplies or could result in blackouts, which could disrupt the operations of our affected facilities and harm our business. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil or an outbreak of epidemic diseases could have a negative effect on our operations, those of our suppliers and customers.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We depend on our information technology systems for the efficient functioning of our business, including customer management, accounting, data storage, compliance, purchasing and inventory management. We do not have redundant systems at this time. While we will attempt to mitigate interruptions, we may experience difficulties in implementing system upgrades, or experience difficulties in operating our business during the upgrade, either of which could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers. In the event we experience significant disruptions as a result of the current implementation of our information technology systems, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our results of operations and cash flows. Currently we carry business interruption coverage to mitigate any potential losses, but we cannot be certain that such potential losses will not exceed our policy limits.

We are increasingly dependent on sophisticated information technology for our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems. While we implemented security measures relating to our operations, consistent with the Health Insurance Portability and Accountability Act ("HIPAA") as amended by Health Information Technology for Economic and Clinical Health "HITECH") Act and their implementing regulations (collectively "HIPAA"), those measures may not always prevent security breaches that could harm our business. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information, including information about third parties, cause the loss or disclosure of some or all of this information, cause interruptions in our operations or expose third parties to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data we store or process could result in a loss of confidence in the security of our software, damage our reputation, disrupt our business, lead to legal liability and adversely affect our results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, or other third parties, including the federal and state governments. While our business agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

In addition, the SEC issued a proposed rule intended to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and cybersecurity incident reporting which if approved will require us to develop additional policies and procedures to comply with these new rules.

We have in the past and may in the future be subject to various litigation claims and legal proceedings.

We have in the past and we, as well as certain of our officers and distributors, may in the future be subject to various litigation or other claims or lawsuits. The outcomes of legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, claimants may seek damages. Future claimants including suppliers, customers, distributors, competitors, officers or shareholders, among others, may also seek other civil or criminal remedies (including royalties or injunctions barring the sale of products that are subject of the proceeding) in the future. Regardless of the outcome, these lawsuits may result in significant legal fees and expenses, could divert management's time and other resources and could cause us reputational harm. If the claims contained in these lawsuits are successfully asserted against us, we could be liable for damages and be required to alter or cease certain of our business practices or product lines.

Employment litigation and unfavorable publicity could negatively affect our future business.

Employees may, from time to time, bring lawsuits against us regarding injury, creating a hostile workplace, discrimination, wage and hour, sexual harassment and other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Companies that have faced employment or harassment related lawsuits have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their sales. If we were to face any employment related claims, our business could be negatively affected.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, foreign liability, employee benefits liability, property, umbrella, workers' compensation, products liability and directors' and officers' insurance. We do not know, however, if these policies will provide us with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Scrutiny and evolving expectations from regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing scrutiny from regulators, investors, and other stakeholders related to their environmental, social and governance (ESG) practices and disclosure. For example, during 2022, the SEC proposed new climate disclosure rules, which, if adopted, would require new climate-related disclosure in SEC filings, including certain climate-related metrics and greenhouse gas emissions data, information about climate-related targets and goals, transition plans, if any, and extensive attestation requirements. In addition to requiring companies to quantify and disclose direct emissions data, the new rules also would require disclosure of climate impact arising from the operations and uses by the company's business partners and contractors and end-users of the company's products and/or services. We are currently assessing the impact of the new rules, if adopted as proposed, but at this time, we cannot predict the costs of implementation or any potential adverse impacts resulting from the new rules if adopted. However, we may incur increased costs relating to the assessment and disclosure of climate-related risks and increased litigation risks related to disclosures made pursuant to the new rules, either of which could materially and adversely affect our future results of operations and financial condition.

Further, investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, both in our own operations and in our supply chain. Increased ESG-related compliance costs could result in material increases to our overall operational costs. Our ESG practices may not meet the standards of all of our stakeholders and advocacy groups may campaign for further changes. A failure, or perceived failure, to adapt to or comply with regulatory requirements or to respond to investor or stakeholder expectations and standards could negatively impact our business and reputation and have a negative impact on the trading price of our common stock.

Our business or the value of our common stock could be negatively affected as a result of actions by activist stockholders.

We value constructive input from our stockholders, and our Board of Directors and management team are committed to acting in the best interests of our stockholders. However, stockholders may from time to time engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes or acquire control over the Company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of our Board of Directors and senior management from the pursuit of business strategies. In addition, perceived uncertainties as to our future direction, strategy or leadership created as a consequence of activist stockholder initiatives may result in the loss of potential business opportunities, harm our ability to attract new investors, customers, employees, and joint venture partners, and cause our stock price to experience periods of volatility or stagnation.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters are located in Exeter, New Hampshire, where we conduct our principal executive, research and development, sales and marketing, and administrative activities. Our U.S. distribution center is located in Mesquite, Texas, our principal manufacturing operations are primarily conducted in Tijuana, Mexico, and our research and development operations located in Singapore.

Below is a summary of our material facilities that we operate through multiple lease agreements for office, manufacturing, research and development, and warehouse space.

Location	Owned or Leased	Lease Terms	Occupancy
Exeter, NH	Leased	Expires January 28, 2025, with renewal option for two additional five-year term	Office, manufacturing and warehouse
Tijuana, Mexico	Leased	Expires August 14, 2029	Office, manufacturing and warehouse
Mesquite, TX	Leased	Expires March 31, 2027, with renewal option for additional five-year term	Manufacturing and warehouse
Singapore	Leased	Expires January 1, 2026, with renewal option for two additional three-year term	Office
Loanhead, UK	Leased	Expires February 15, 2027	Office and warehouse

Item 3. Legal Proceedings.

From time to time we may become involved in various legal proceedings, including those that may arise in the ordinary course of business. There is no current litigation pending that could have, individually, or in the aggregate, a material adverse effect on our results of operations or financial condition.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the NYSE under the symbol "VAPO."

Holders

As of February 17, 2023, there were 191 holders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees.

Dividends

We have never declared or paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. We currently intend to retain all available funds and any future earnings to finance the growth and development of our business. In addition, our Loan Agreement contains and the terms of any future credit agreements we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock.

Issuer Purchases of Equity Securities

Not applicable.

Recent Sales of Unregistered Securities

We did not sell any unregistered equity securities during the quarter ended December 31, 2022, except that concurrently with the closing of an amendment to our credit agreement, we amended and restated warrants to purchase 107,373 shares of our common stock to reset the exercise price to $0.48 per share. As previously disclosed in a Current Report on Form 8-K, on February 10, 2023, we issued in a private placement an aggregate of 17,502,244 shares of common stock, and in the case of certain investors, in lieu of shares of common stock, pre-funded warrants to purchase an aggregate of 4,402,508 shares of common stock, and, in each case, accompanying warrants to purchase an aggregate of up to 21,904,752 shares of common stock at a purchase price of $1.05 per unit for aggregate gross proceeds to us of approximately $23.0 million, before deducting fees to the placement agent and other estimated offering expenses payable by us.

Use of Proceeds

Not applicable.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this Annual Report on Form 10-K. The discussion includes our financial results for the year ended December 31, 2022 compared to the year ended December 31, 2021. Some of the numbers included herein have been rounded for the convenience of presentation.

In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under Part I., "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

Vapotherm is a global medical technology company primarily focused on the care of patients of all ages suffering from respiratory distress, whether associated with complex lung diseases such as chronic obstructive pulmonary disease ("COPD"), congestive heart failure ("CHF"), pneumonia, asthma and COVID-19 or other systemic conditions. Our mission is to improve the lives of patients suffering from complex lung disease and other forms of respiratory distress while reducing the cost of their care through integrated device and digital solutions. Our device solutions are focused on High Velocity Nasal Insufflation ("HVNI", or "High Velocity Therapy"), which delivers non-invasive ventilatory support to patients by providing heated, humidified, oxygenated air at high velocities through a small-bore nasal interface, and on closed loop control systems such as our Oxygen Assist Module ("OAM"), designed to automatically maintain a patient's pulse oxygen saturation ("SpO2") levels within a specified range for a defined period of time. Our digital solutions are focused on remote patient monitoring, using proprietary algorithms to predict impending respiratory episodes before they occur and coordinate timely intervention, obviating the need for costly hospital admissions and minimizing patient distress. Although we recently decided to exit our standalone remote patient monitoring business, we are using the underlying technology to develop digital capabilities for our devices. While these device and digital solutions function independently, we believe leveraging the two together can create a unique healthcare ecosystem, focused on delivering high quality, efficient respiratory care in a variety of settings.

High Velocity Therapy is an advanced form of high flow therapy that is differentiated due to its ability to deliver breathing gases, including oxygen, at a high velocity, for the treatment of spontaneously breathing patients suffering from respiratory distress, including Type 1 hypoxic respiratory distress, like that experienced by patients with pneumonia or COVID-19, or Type 2 hypercapnic respiratory distress, like that experienced by patients with COPD. Our HVT 2.0 and Precision Flow systems (together, "High Velocity Therapy systems"), which use High Velocity Therapy technology, are clinically validated alternatives to, and address many limitations of, the current standard of care for the treatment of respiratory distress in a hospital setting. Our next generation High Velocity Therapy system, known as HVT 2.0, received initial 510k clearance from the Food and Drug Administration ("FDA") in 2021, transitioned to full market release in August 2022, and received clearance for expanded respiratory distress indications in December 2022. The HVT 2.0 platform is cleared for therapy in multiple settings of care, including the home, although it is presently being marketed primarily for hospital use. As of December 31, 2022, more than 3.8 million patients have been treated with our High Velocity Therapy systems, and we have a global installed base of over 36,700 units, an increase of 4.4% compared to December 31, 2021.

The COVID-19 pandemic transformed our business significantly and contributed in at least two primary ways: first, it resulted in increased awareness of the unique efficacy of our High Velocity Therapy for the treatment of COVID-19 patients, and generally, resulting in high global demand at that time for our technology and the concomitant rapid growth of our installed base. Today, our brand is a recognized and respected name in an ever-increasing number of hospitals around the world. Second, many respiratory distress patients who require ventilatory support are initially treated in a hospital's emergency department with the goal of stabilizing these patients with a non-invasive ventilation therapy so their underlying condition can be treated. Our focus on hospital emergency departments as an effective entry point for our products resulted in our systems being in the right place at the right time when the COVID-19 pandemic hit. This exposed a significant number of new physicians to the efficacy of our High Velocity Therapy technology, especially as they were able to see patients moved out of the emergency room and into lower acuity settings in the hospital after receiving our High Velocity Therapy. We expect that increased awareness among physicians of the efficacy of our High Velocity Therapy to treat respiratory distress will result in the long-term in expanded use of our products to treat all forms of respiratory distress in a variety of settings.

We sell our High Velocity Therapy systems to hospitals through a direct sales organization in the United States, the United Kingdom, Germany, Belgium and Spain and through distributors in other select countries outside of those countries. In certain countries outside the United States, we currently offer our OAM, which launched in the United Kingdom, select European markets, and Israel in late 2020. The OAM can be used with most versions of our Precision Flow system and OAM capability has been built into the HVT 2.0 for future use. The OAM helps clinicians maintain a patient's SpO2 within a target SpO2 range over a greater period of time while requiring significantly fewer manual adjustments to the equipment. Maintenance of the prescribed oxygen saturation range may reduce the health risks associated with dosing too much, or too little, oxygen, particularly in neonates where these risks include visual or developmental impairment or death. Our OAM is sold through a direct sales organization in the United Kingdom, Germany, Belgium and Spain and through distributors in Europe and the Middle East. We are in the process of seeking FDA approval to market the OAM in the United States, and are currently enrolling in an Investigational Device Exemption clinical study to support the regulatory filing. In addition, we employ field-based clinical managers who focus on medical education and training in the effective use of our products and help facilitate increased adoption and utilization. We focus on physicians, respiratory therapists and nurses who work in acute hospital settings, including the emergency departments and adult, pediatric and neonatal intensive care units. Our relationship with these clinicians is particularly important, as it enables our products to follow patients through the care continuum. As of December 31, 2022, we have sold our High Velocity Therapy systems to over 2,400 hospitals across the United States, and in over 50 countries outside of the United States. Although presently our revenues are derived principally from sales of High Velocity Therapy systems and sales of the single-use disposable vapor transfer cartridges these systems require, we also derive revenues from ancillary products and services related to our High Velocity Therapy systems.

In the beginning of the year ended December 31, 2022, there was a significant slowdown in demand for our products that was driven primarily by a decrease in patient acuity from COVID-19 infections as COVID-19 variants transitioned from a lower respiratory disease to an upper respiratory disease. This resulted in lower than anticipated revenue as well as an unsustainable cost and inventory structure in our business. Our revenues decreased to $66.8 million for the year ended December 31, 2022 from $113.3 million for the year ended December 31, 2021 primarily due to lower hospitalizations from COVID-19 and decreased demand in disposables from our customers, as the Delta-related COVID-19 surge in the last half of 2021 drove significant worldwide demand for our products at that time and did not repeat itself during 2022. Revenue from single-use disposables represented approximately 69.4% and 58.8% of our total revenues for the years ended December 31, 2022 and 2021, respectively, and decreased 30.4% on a year over year basis. For the years ended December 31, 2022 and 2021, we incurred net losses of $113.3 million and $59.8 million, respectively.

Due to the inherent uncertainty in predicting future revenues and certain variable costs, we have considered our ability to reduce our cash flow deficits. In connection with the release of our first quarter 2022 financial results, we announced our long-term "path to profitability" goals, which include:

- Drive 20% revenue growth;
- Improve our gross margins to 60%+;
- Normalize our cost structure; and
- Improve our financial flexibility.

As part of this strategy, we announced our plan to move substantially all of our manufacturing operations from New Hampshire to Mexico. During the year ended December 31, 2022, we immediately began delivering on key milestones, including entering into a lease agreement for our new manufacturing facility in Tijuana, Mexico, completing construction of leasehold improvements, and relocating our manufacturing machinery and equipment from New Hampshire to Mexico to prepare for commencement of our manufacturing operations in early 2023. In January 2023, we received our facility certifications and validations were completed on our production lines. In connection with this relocation, in December 2022, we vacated most of our leased space in our Exeter, New Hampshire facility and are in the process of marketing the space for a sublease or subleases through the remaining term of the operating lease. As we are no longer using the designated sublease space ("Domain Sublease") in substantially the same manner as before and the carrying value of the Domain Sublease asset group was not recoverable, we recognized an impairment charge of $1.5 million related to the write down of the impacted right-of-use assets and leasehold improvements to their estimated fair value during the year ended December 31, 2022. In addition, during 2022, we established a Technology Center in Singapore to bring most research and development projects in-house to help reduce the cost of external design firms and access local government grant funding. We also took meaningful steps towards right sizing our commercial organization, including exiting our Vapotherm Access standalone remote patient monitoring reporting unit and making reductions to our field teams in the United States and internationally. Actions completed during the year ended December 31, 2022 under our restructuring plans and their impacts on our consolidated financial statements are further described below and in Note 12 "Restructuring" to our consolidated financial statements included in this Annual Report on Form 10-K.

In August 2022, we made a strategic decision to cease future commercial investment in our Vapotherm Access standalone remote patient monitoring reporting unit, which included Vapotherm Access, formerly "HGE Healthcare Solutions, LLC" or "HGE," and Pulmonary Care Innovations, PLLC d/b/a RespirCare. We undertook the Vapotherm Access acquisition in late 2020 to expand our capabilities by providing a remote monitoring platform designed to empower respiratory patients with COPD, as well as payors and providers, to manage day-to-day symptoms, prevent exacerbations, lower costs and improve patient quality of life. In mid-2021, we re-branded HGE as Vapotherm Access and launched "Vapotherm Access – Post Care" and "Vapotherm Access – 365" to hospitals, providers and payors to reduce readmissions of recently discharged COPD patients. In late 2021, we became affiliated with RespirCare, a leading pulmonology practice in Tulsa, Oklahoma, that provided in-person and virtual care to COPD and other respiratory distress patients in Oklahoma. The decision to cease future commercial investment came as we were unable to scale the Vapotherm Access platform due to leadership changes at Vapotherm Access, loss of key customers, low patient enrollment and continued operating losses. In connection with this decision, we announced a reduction in force at Vapotherm Access and on August 29, 2022, PCI Management Group LLC, now known as Vapotherm Access Management Services LLC ("PCI"), provided RespirCare with a six-month without cause contract termination notice of its Master Service Agreement ("MSA") with the clinic. The termination notice was subsequently amended and the MSA terminated effective October 31, 2022, resulting in the deconsolidation of RespirCare from our consolidated financial statements included in this Annual Report on Form 10-K.

As a result of the factors discussed in the preceding paragraph, we recognized impairment charges of $14.7 million, $4.0 million, and $2.1 million related to the write down of goodwill of the Vapotherm Access reporting unit, HGE customer relationships and developed technology intangible assets, and Vapotherm Access and RespirCare long-lived assets, respectively, in each case to their estimated fair value during the year ended December 31, 2022. Although we have ceased future investments in these two businesses, we have redirected our digital strategy towards the development of a remote patient monitoring platform that will be integrated into our devices.

On September 27, 2022, we received notice from the New York Stock Exchange, Inc. (the "NYSE") that we are not in compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual. Such noncompliance of Section 802.01B of the NYSE Listed Company Manual is based on our average global market capitalization for the prior 30 trading-day period being below $50 million at the same time as our stockholders' equity is less than $50 million. We timely submitted a plan to cure the deficiency on November 11, 2022 that was accepted by the NYSE and we intend to return to compliance with the NYSE continued listing requirements by March 27, 2024 or earlier. In addition, on November 30, 2022, we received notice from the NYSE that we were not in compliance with the continued listing standards set forth in Section 802.01C of the NYSE Listed Company Manual because the average closing price of our common stock was less than $1.00 over a consecutive 30 trading-day period. On December 30, 2022, we regained compliance with the continued listing standards set forth in Section 802.01C. No assurance can be provided, however, that we will be able to regain compliance with the applicable NYSE listing standards or otherwise maintain compliance with the other NYSE listing standards.

Despite our near-term challenges, we still believe our anticipated long-term growth will be driven by the following strengths:

- Disruptive High Velocity Therapy technology supported by a compelling body of clinical and economic evidence;
- Expanded FDA indications we received for our next generation HVT 2.0 platform, enabling use in multiple settings of care, and anticipated higher average selling prices as a result;
- Deep expertise in the area of closed loop control, the first example of which is our OAM;
- New FDA clearances and/or approvals for our product pipeline, including the OAM;
- A recurring revenue model with historically high visibility on our disposables utilization across a robust global installed base;
- Dedicated respiratory sales forces in the United States, the United Kingdom, Germany, Belgium and Spain, which we expect to extend to other growing international markets;
- Experienced international distributors;
- A comprehensive approach to market development with established clinical and digital marketing teams;
- A robust and growing intellectual property portfolio; and
- An experienced senior management team and board members with deep industry practice.

During the year ended December 31, 2022, we leveraged the decreased respiratory censuses in hospitals to give our sales force full access to our customers and execute on our One Hospital One Day, or 1H1D, strategy. Through 1H1D, we educate our customers on the full capabilities of our technology to help patients through all four care areas of the hospital that we serve today, regardless of whether patients are hypoxic, hypercapnic, or otherwise suffering respiratory distress. We believe our 1H1D strategy will allow us to return our disposable utilization, or turn, rates to their pre-COVID-19 historical levels over time as we go deeper and wider in our largest accounts. The turn rate is the average number of disposables purchased per month per capital unit from a customer account. We also plan to extend our 1H1D strategy in 2023 to increase awareness of the efficacy of our devices in addressing the Type 4 respiratory failure, or shock, which has an approximate 2.7 million annual patient population in the U.S. We continue to focus on our long-term product roadmap, under which we plan to introduce additional high growth products to our respiratory care offerings, which we expect to drive higher capital and disposable average selling prices as we introduce new higher-value products and services. Presently, we are also working on several initiatives to drive down our inventory balance and return our inventory turnover to pre-COVID-19 historical levels, which we expect will return approximately $17 million of cash to our consolidated balance sheet, however, the exact timing of the conversion of inventory into cash is not easy to predict.

Despite our current cost savings initiatives, we expect to continue to make investments in research and development, regulatory affairs, and clinical studies to develop future generations of our High Velocity Therapy products which historically have driven higher average sale prices of our products, support regulatory submissions, and demonstrate the clinical efficacy of our new products. While these and other actions put pressure on our margins and adversely affected our financial results during the year ended December 31, 2022, we anticipate long-term benefits of these past and anticipated future actions, including lower cost products to be built in our new Mexico facility to drive gross margin improvements. Because of these and other factors, we expect to continue to incur net losses for the next several years and may require additional funding, which could include equity and/or debt financings. On February 7, 2023, we entered into a securities purchase agreement with a select group of institutional and accredited investors through a private placement financing for gross proceeds of approximately $23.0 million, before deducting fees to the placement agent and other offering expenses. We intend to use the net proceeds from the offering primarily for sales and marketing, working capital, and other general corporate purposes.

Components of Our Results of Operations

Net Revenue

Our net revenue consists primarily of the sale of products, leases and services.

Product Revenue

We primarily derive our revenue from the sale of our products to hospitals in the United States, United Kingdom, Germany, Belgium and Spain and through distributors in select countries outside of the United States. Product sales consist of the following:

- *Capital Revenue* - Our capital revenue is derived from the sale of our capital equipment, which consists of the Precision Flow High Velocity technology, Precision Flow Plus, Precision Flow Classic, Precision Flow Heliox, Q50 compressor, HVT 2.0 and the Oxygen Assist Module. Capital equipment sales include a one-year warranty. We offer different options to our hospital customers for acquiring capital units, including direct purchase with payment in full at the time of purchase, rentals, and placements for use by the customer at no upfront charge in connection with the customer's ongoing purchase of disposable products. Capital revenue is presented net of capital related rebates and fees payable to GPOs, IDNs and distributor partners.

- *Disposables Revenue* - Our disposables revenue is derived from the sale of single-use disposables, nasal interfaces, or cannulas, and adaptors used in conjunction with the High Velocity Therapy capital units. Disposables revenue is presented net of disposables related rebates and fees payable to GPOs, IDNs and distributor partners.

Lease Revenue

We enter into agreements to lease our capital equipment. We assess and classify these transactions as sales-type or operating leases based on whether the lease transfers ownership of the equipment to the lessee. Equipment included in arrangements which provide for the transfer of title at, or shortly after, the end of the lease term is accounted for as a sales-type lease. We record the present value of future lease payments as a component of prepaid expenses and other current assets in our consolidated balance sheets and recognize the present value of the lease payments due over the lease term as lease revenue at the inception of the lease. Equipment included in arrangements that do not transfer title are accounted for as operating leases and we recognize lease revenue on a straight-line basis over the lease term.

Service and Other Revenue

Our service and other revenue includes service, component part and freight revenue offset by service related rebates and fees payable to GPOs, IDNs and distributor partners, as well as of fees associated with routine service of capital units and the sale of extended service contracts and preventative maintenance plans. In addition, we sell small quantities of component parts in the United States, United Kingdom, and to third-party international service centers who service Precision Flow capital units outside of the United States and United Kingdom. Freight revenue is based upon actual freight costs plus a percentage markup of these costs associated with the shipment of products domestically, and to a lesser extent, internationally.

Our revenue has fluctuated, and we expect it to continue to fluctuate, from year to year and quarter to quarter due to a variety of factors. The decrease in revenues during 2022 compared 2021 was driven by surges of the COVID-19 pandemic in 2021 that did not repeat in 2022. Prior to COVID-19, we historically experienced seasonality in our first quarter due to the impact of the influenza ("flu") and respiratory syncytial virus ("RSV") season in the Northern Hemisphere and in our fourth quarter, which coincides with our customers' fiscal year-end and often drives higher purchases of capital equipment as previously approved but unspent capital budgets typically expire at year-end. We expect COVID-19 to be a permanent part of the respiratory landscape similar to the flu or RSV. While COVID-19 surges are unpredictable, we believe that these surges will be aligned to changes in seasons when individuals spend more time inside. Thus, we believe that COVID-19 will most likely impact our revenue in the first and fourth quarters of the year. Our capital revenue typically fluctuates based on hospital capital equipment budgets, which have been adversely affected following the end of the COVID-19 pandemic, and may be adversely affected by the introduction of competitor products. We also expect our future revenue to be dependent upon other factors, such as continued market awareness and acceptance of our High Velocity Therapy technology, our OAM, and our digital product offerings; favorable clinical data and outcomes using our products and services; introduction of new products; and continued international expansion. In addition, we are focusing on our sales and marketing capabilities and educational infrastructure to help us drive and support revenue growth.

Cost of Revenue and Gross Margin

Cost of revenue consists primarily of costs incurred in the production process, including costs of component materials, assembly labor and overhead, warranty, provisions for slow-moving and obsolete inventory, facilities-related expenses, depreciation and freight costs for items sold. Within the overhead costs, we include personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation for our procurement, quality control and operations personnel. We provide a one-year warranty on capital equipment, and we establish a reserve for warranty repairs based on historical warranty repair costs incurred. Provisions for warranty obligations, which are included in cost of revenue, are provided for at the time of shipment. Cost of revenue in absolute dollars will increase as our sales volume increases.

We calculate gross margin as gross profit divided by revenue. Our gross margin has been, and we expect it will continue to be, affected by a variety of factors, including manufacturing costs, the average selling prices of our products, the implementation of disposable cost-reduction initiatives, sales volume, inventory obsolescence costs, and seasonality. Sales mix also impacts our gross margins as our average selling prices in the United States are typically higher than for our international sales given our distribution model. In addition, sales of our single-use disposables carry a higher margin than that of our capital equipment sales. Because of the lack of capital equipment dollars in hospitals following the COVID-19 pandemic, we have offered increased discounts and buy-backs, which adversely affect our gross margins. Our gross margin may increase over the long-term to the extent our production volumes increase and as we launch new products and continue to experience cost savings derived from supply chain and manufacturing efficiencies.

Operating Expenses

Research and Development

Research and development expenses consist primarily of product development, engineering, regulatory expenses, testing, laboratory supplies, consulting services, facility costs for our Technology Center in Singapore and other costs associated with future generations of products using our High Velocity Therapy technology and companion products. These expenses include personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation, for employees in our research and development, regulatory, quality assurance and innovation functions, and facilities-related expenses. We expect research and development expenses to increase in the future as we develop future generations of products using our High Velocity Therapy technology and companion products. We expect research and development expenses as a percentage of revenue to vary over time depending on the level and timing of new product development initiatives.

Sales and Marketing

Our sales and marketing expenses consist primarily of personnel-related expenses, including salaries, commissions and bonuses, travel expenses, benefits and stock-based compensation, for employees in our sales and marketing, customer service and medical education functions. Other sales and marketing expenses include consulting services, education, training, tradeshows, digital marketing, medical education, clinical studies and distribution facility costs. In the near term, we expect sales and marketing expenses to fluctuate with revenues in absolute dollars as we adapt our sales and marketing organization to both drive and support our future growth initiatives. Over time, we expect sales and marketing expenses to continue to decrease as a percentage of revenue primarily as, and to the extent, our revenue grows.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits, and stock-based compensation, for employees in our finance, administration, human resources, information technology, and legal functions. Other general and administrative expenses include professional services fees, audit fees, travel expenses, insurance costs, change in estimated fair value of contingent consideration, and general corporate expenses including facilities-related expenses. We expect our general and administrative expenses will increase in absolute dollars as we expand globally to support our planned future growth. Over time, we expect general and administrative expenses to decrease as a percentage of revenue primarily as, and to the extent, our revenue grows.

Other Expense, Net

Other expense, net consists primarily of interest expense related to our credit facilities offset by interest income driven by the interest accruing on cash and cash equivalents. Other expense, net also includes the loss on the extinguishment of debt and foreign currency losses arising from transactions denominated in foreign currencies.

Provision (Benefit) for Income Taxes

The provision for income taxes represents a deferred tax liability for differences in the book and tax basis of indefinite-lived assets, partially offset by a benefit for net deferred income tax assets deemed more likely than not to be realized by our foreign subsidiaries. The benefit for income taxes represents a benefit for net deferred income tax assets deemed more likely than not to be realized by our foreign subsidiaries. We have not recorded any federal or state income tax benefits related to domestic operating losses due to uncertainty about future taxable income.

Results of Operations

| | Year Ended December 31, | |
	2022	2021
Net revenue	$ 66,801	$ 113,292
Cost of revenue	49,558	60,104
Gross profit	17,243	53,188
Operating expenses		
Research and development	20,802	18,410
Sales and marketing	46,091	60,140
General and administrative	27,796	31,375
Impairment of goodwill	14,701	-
Impairment of long-lived and intangible assets	7,676	323
Loss on disposal of property and equipment	568	105
Total operating expenses	117,634	110,353
Loss from operations	(100,391)	(57,165)
Other expense, net	(12,857)	(2,711)
Net loss before income taxes	(113,248)	(59,876)
Provision (benefit) for income taxes	11	(76)
Net loss	$ (113,259)	$ (59,800)

Years Ended December 31, 2022 and 2021

Net Revenue

	Year Ended December 31,				Change	
	2022		2021			
	(in thousands, except percentages)					
	Amount	% of Revenue	Amount	% of Revenue	$	%
Product revenue:						
Capital equipment	$ 8,984	13.4%	$ 33,666	29.7%	$(24,682)	(73.3)%
Disposables	46,368	69.4%	66,631	58.8%	(20,263)	(30.4)%
Subtotal product revenue	55,352	82.8%	100,297	88.5%	(44,945)	(44.8)%
Lease revenue						
Capital equipment	882	1.3%	4,321	3.8%	(3,439)	(79.6)%
Other	1,784	2.7%	2,109	1.9%	(325)	(15.4)%
Service and other revenue	8,783	13.2%	6,565	5.8%	2,218	33.8%
Total net revenue	$ 66,801	100.0%	$113,292	100.0%	$(46,491)	(41.0)%

Net revenue decreased $46.5 million, or 41.0%, to $66.8 million for the year ended December 31, 2022 compared to $113.3 million for the year ended December 31, 2021. The decrease in net revenue was primarily attributable to decreases of $24.7 million, $20.3 million and $3.4 million in capital equipment, disposables and capital equipment lease revenues, respectively, partially offset by a $2.2 million increase in service and other revenues. Capital equipment and disposables revenues decreased 73.3% and 30.4%, respectively, during the year ended December 31, 2022 primarily due to decreases in volume of sales of capital equipment and decreases in the number of disposables sold. The decrease in demand for our products was driven by a decrease in patient acuity from COVID-19 infections as COVID-19 variants transitioned from a lower respiratory disease to an upper respiratory disease. Capital equipment lease revenue decreased 79.6% during the year ended December 31, 2022 due to a decrease in demand and rental arrangements. The increase in service and other revenue during the year ended December 31, 2022 was primarily the result of lower customer rebates and the acquisition of PCI and RespirCare in the fourth quarter of 2021.

Revenue information by geography is summarized as follows:

	Year Ended December 31,				Change	
	2022		2021			
	(in thousands, except percentages)					
	Amount	% of Revenue	Amount	% of Revenue	$	%
United States	$ 52,591	78.7%	$ 84,147	74.3%	$(31,556)	(37.5)%
International	14,210	21.3%	29,145	25.7%	(14,935)	(51.2)%
Total net revenue	$ 66,801	100.0%	$113,292	100.0%	$(46,491)	(41.0)%

Net revenue generated in the United States decreased $31.6 million, or 37.5%, to $52.6 million for the year ended December 31, 2022, compared to $84.1 million for the year ended December 31, 2021. Net revenue generated in our International markets decreased $14.9 million, or 51.2%, to $14.2 million for the year ended December 31, 2022, compared to $29.1 million for the year ended December 31, 2021. The decreases in United States and international net revenue were primarily due to decreases in volume of sales of capital equipment and decreases in the number of disposables sold. The decrease in demand for our products was driven by a decrease in patient acuity from COVID-19 infections as COVID-19 variants transitioned from a lower respiratory disease to an upper respiratory disease.

Cost of Revenue and Gross Margin

Cost of revenue decreased $10.5 million, or 17.5%, to $49.6 million for the year ended December 31, 2022 compared to $60.1 million for the year ended December 31, 2021. The decrease was primarily due to a decrease in sales volumes of our capital equipment and disposables, partially offset by non-recurring charges related to the transfer of certain activities to our contract manufacturer and our manufacturing facility in Mexico, increases in our reserves for excess and obsolete inventory, increased termination costs and under-absorption of labor and overhead costs due to lower production levels.

Gross profit as a percent of revenue decreased to 25.8% for the year ended December 31, 2022 compared to 46.9% for the year ended December 31, 2021. Gross profit as a percent of revenue was negatively impacted by lower revenue and production levels, non-recurring charges related to the transfer of certain activities to our contract manufacturer and our manufacturing facility in Mexico, increased reserves for excess and obsolete inventory, and increased termination costs.

Research and Development Expenses

Research and development expenses increased $2.4 million, or 13.0%, to $20.8 million for the year ended December 31, 2022 compared to $18.4 million for the year ended December 31, 2021. As a percentage of revenue, research and development expenses increased to 31.1% in 2022 compared to 16.3% in 2021. The increase in research and development expenses was primarily due to increases in employee-related expenses, including termination costs and stock-based compensation, and product development costs associated with the development of our future generation High Velocity Therapy systems, partially offset by decreased third party development costs and patent-related costs. The increase in research and development expenses as a percentage of revenue was primarily due to a decrease in revenues during 2022 compared 2021.

Sales and Marketing Expenses

Sales and marketing expenses decreased $14.0 million, or 23.4%, to $46.1 million for the year ended December 31, 2022 compared to $60.1 million for the year ended December 31, 2021. As a percentage of revenue, sales and marketing expenses increased to 69.0% in 2022 compared to 53.1% in 2021. The decrease in sales and marketing expenses was primarily due to decreased headcount resulting in decreased sales commission expenses, and employee-related expenses, partially offset by increased termination costs, travel expenses and stock-based compensation. The increase in sales and marketing expenses as a percentage of revenue was primarily due to a decrease in revenues during 2022 compared 2021.

General and Administrative Expenses

General and administrative expenses decreased $3.6 million, or 11.4%, to $27.8 million for the year ended December 31, 2022 compared to $31.4 million for the year ended December 31, 2021. As a percentage of revenue, general and administrative expenses increased to 41.6% in 2022 compared to 27.7% in 2021. The decrease in general and administrative expenses was primarily due to decreased legal and consulting expenses, favorable changes in value of contingent consideration, and lower employee-related expenses. The increase in general and administrative expenses as a percentage of revenue was primarily due to a decrease in revenues during 2022 compared 2021.

Impairment of Goodwill

We recorded a goodwill impairment charge of $14.7 million related to the write down of goodwill of the Vapotherm Access reporting unit to its estimated fair value during the year ended December 31, 2022. There were no goodwill impairment charges recorded for the year ended December 31, 2021.

Impairment of Long-Lived and Intangible Assets

Impairment of long-lived and intangible assets totaled $7.7 million for the year ended December 31, 2022. The impairment charges related to the write down of Vapotherm Access intangible assets, operating lease right-of-use assets and property and equipment no longer deemed to be recoverable, and the write down of the Domain Sublease operating lease right-of-use assets and leasehold improvements no longer deemed to be recoverable, in each case to their estimated fair value during the year ended December 31, 2022.

Impairment of long-lived and intangible assets totaled $0.3 million during the year ended December 31, 2021 and related to the write off of trade names and trademarks no longer in use.

Loss on Disposal of Property and Equipment

We recorded a loss on disposal of certain property and equipment totaling $0.6 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively.

Other Expense, Net

Other expense, net increased $10.1 million, or 374.3%, to $12.9 million for the year ended December 31, 2022 compared to $2.7 million for the year ended December 31, 2021. The increase in other expense, net was primarily due to an increase in interest expense due to higher average interest rates on higher average outstanding borrowings during 2022 compared to 2021, and, to a lesser extent, the recognition of a loss on extinguishment related to our prior financing arrangement recorded in 2022.

Provision (Benefit) for Income Taxes

The provision for income taxes for the year ended December 31, 2022 totaled less than $0.1 million and related to deferred tax liabilities for differences in the book and tax basis of indefinite-lived assets and current foreign taxes, partially offset by a benefit for net deferred income tax assets deemed more likely than not to be realized by our foreign subsidiaries. The benefit for income taxes for the year ended December 31, 2021 totaled $0.1 million and related to a benefit for net deferred income tax assets deemed more likely than not to be realized by our foreign subsidiaries. We have not recorded any federal or state income tax benefits related to domestic operating losses due to uncertainty about future taxable income.

Seasonality

Historically, we have experienced seasonality in our first and fourth quarters, and we expect this trend to continue. We did not experience this seasonality during 2021 primarily due to demand for our High Velocity Therapy technology during the COVID-19 pandemic. In addition, we have experienced, and may in the future experience, higher sales in the fourth quarter as a result of increased sales from hospitals nearing their fiscal year-end that have not fully utilized the funds allocated to purchases of our High Velocity Therapy systems. In the first quarter of each year, we have historically experienced, and may in the future experience, higher sales in direct correlation with the number of patients presenting with respiratory distress due to the severity of the flu season, especially in the Northern Hemisphere. We expect COVID-19 to be a permanent part of the respiratory landscape similar to the flu or RSV. While COVID-19 surges are unpredictable, we believe that these surges will be aligned to changes in seasons when individuals spend more time inside. Thus, we believe that COVID-19 will most likely impact our revenues during the first and fourth quarters of the year.

Liquidity and Capital Resources

As of December 31, 2022, we had cash, cash equivalents and restricted cash of $16.8 million, working capital of $40.3 million and an accumulated deficit of $490.0 million. Our primary sources of capital to date have been from sales of our equity securities, sales of our High Velocity Therapy systems and their associated disposables and amounts borrowed under credit facilities. Since inception, we have raised a total of $373.0 million in net proceeds from sales of our equity securities.

On February 10, 2023, we issued in a private placement an aggregate of 17,502,244 shares of common stock, and in the case of certain investors, in lieu of shares of common stock, pre-funded warrants to purchase an aggregate of 4,402,508 shares of common stock, and, in each case, accompanying warrants to purchase an aggregate of up to 21,904,752 shares of common stock at a purchase price of $1.05 per unit for aggregate gross proceeds to us of approximately $23.0 million, before deducting fees to the placement agent and other estimated offering expenses payable by us. The warrants and pre-funded warrants have exercise prices of $1.17 and $0.001 per share and expire in five years and 30 years, respectively. We intend to use the net proceeds from the offering primarily for sales and marketing, working capital, and other general corporate purposes.

Our Form 10-Q for the period ended September 30, 2022 included a going concern paragraph stating that there was substantial doubt about our ability to continue as a going concern within one year after the date that those condensed consolidated financial statements were issued. As of February 23, 2023, we believe that the substantial doubt about our ability to continue as a going concern has been resolved following the completion of our restructuring activities further described in Note 12 "Restructuring" to our consolidated financial statements included in this Annual Report on Form 10-K and the closing of a private placement financing for gross proceeds of approximately $23.0 million, before deducting fees to the placement agent and other offering expenses, on February 10, 2023.

If these sources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or enter into new or restructure existing debt financing arrangements. If we raise additional funds by issuing equity securities, our stockholders would experience dilution. Additional debt financing, if available, may involve additional covenants restricting our operations or our ability to incur additional debt. Any additional debt or equity financing that we raise may contain terms that are not favorable to us or our stockholders. Additional financing may not be available at all or may be available only in amounts or on terms unacceptable to us. If we are unable to obtain additional financing, we may be required to delay the development, commercialization and marketing of our products and services.

Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

| | Year Ended December 31, | |
	2022	2021
	(in thousands)	
Net cash provided by (used in):		
Operating activities	$ (80,157)	$ (55,371)
Investing activities	(11,610)	(7,199)
Financing activities	51,324	4,370
Effect of exchange rate on cash, cash equivalents and restricted cash	(34)	(12)
Net decrease in cash, cash equivalents and restricted cash	$ (40,477)	$ (58,212)

Operating Activities

The net cash used in operating activities was $80.2 million in 2022 and consisted primarily of a net loss of $113.3 million and an increase of $10.0 million in net operating assets, partially offset by $43.1 million in non-cash charges. Non-cash charges consisted primarily of impairment of goodwill, stock-based compensation expense, impairment of long-lived and intangible assets, depreciation and amortization expense, a provision for inventory valuation, and non-cash lease expense, partially offset by a favorable change in fair value of contingent consideration.

The net cash used in operating activities was $55.4 million in 2021 and consisted primarily of a net loss of $59.8 million and an increase of $11.5 million in net operating assets, partially offset by $15.9 million in non-cash charges. Non-cash charges consisted primarily of stock-based compensation expense, depreciation and amortization and non-cash lease expense.

Investing Activities

Net cash used in investing activities for 2022 and 2021 consisted of purchases of property and equipment of $11.6 million and $5.9 million, respectively. Net cash used in investing activities in 2021 also included $1.3 million to acquire PCI.

Financing Activities

Net cash provided by financing activities was $51.3 million in 2022 and consisted primarily of net proceeds under our credit facilities of $52.5 million, net proceeds under our at-the-market offering program of $1.1 million, purchases under our employee stock purchase plan of $0.2 million and proceeds received from the exercise of stock options of $0.1 million, partially offset by payments of debt issuance costs of $1.6 million, debt extinguishment costs of $0.8 million, and contingent consideration payments of $0.1 million.

Net cash provided by financing activities was $4.4 million in 2021 and consisted of proceeds from net borrowings under our credit facility of $1.7 million and proceeds from common stock issuances from stock option exercises and purchases under our employee stock purchase plan of $1.5 million and $1.2 million, respectively.

Credit Facilities

On February 18, 2022 (the "Effective Date"), we entered into the SLR Loan Agreement with SLR which provides for a term A loan facility of $100.0 million (the "SLR Term A Loan Facility") and a term B loan facility of $25.0 million (the "SLR Term B Loan Facility"). The SLR Term A Loan Facility was funded to us on the Effective Date. In connection with this funding, we granted SLR warrants to purchase 107,373 shares of our common stock. On the Effective Date the warrants had an exercise price of $13.97 per share, were fully vested upon issuance, are exercisable at the option of the holder, in whole or in part, and expire in February 2032. The SLR Term B Loan Facility was available to us upon achievement of a certain minimum revenue level as more fully described in the SLR Loan Agreement. The proceeds of the SLR Term A Loan Facility were used to repay all indebtedness under our prior loan agreement with Canadian Imperial Bank of Commerce Innovation Banking ("CIBC"), as described below.

On August 1, 2022, we entered into an Amendment No. 1 to the SLR Loan Agreement (the "First Amendment," together with the SLR Loan Agreement, as amended, the "Amended SLR Loan Agreement") with SLR. Pursuant to the First Amendment, we were provided with a one-month extension of our covenant-free period through August 31, 2022.

On September 30, 2022, we entered into an Amendment No. 2 to the SLR Loan Agreement (the "Second Amendment," together with the Amended SLR Loan Agreement, as amended, the "Second Amended SLR Loan Agreement"), with SLR. Pursuant to the Second Amendment:

- our minimum net product revenue covenant was modified for the remainder of 2022;

- a minimum liquidity covenant of $20.0 million was added;

- the London Interbank Offered Rate was replaced with the Secured Overnight Financing Rate (the "SOFR");

- the exit fee was increased from 6.95% to 7.45% of the aggregate principal amount of the Second Amended SLR Loan Agreement; and

- the SLR Term B Loan Facility and related facility fee were eliminated.

Concurrently with the closing of the Second Amendment, we amended and restated SLR's warrants to purchase 107,373 shares of our common stock to reset the exercise price to $1.63 per share.

On November 22, 2022 (the "Third Amendment Effective Date"), we entered into an Amendment No. 3 to the SLR Loan Agreement (the "Third Amendment," together with the Second Amended SLR Loan Agreement, as amended, the "Third Amended SLR Loan Agreement"), with SLR. Pursuant to the Third Amendment;

- our minimum net product revenue covenant was modified for 2023;

- the minimum liquidity covenant was reduced to $5 million from $20 million (the "Amended Liquidity Covenant"); and

- an option was added, at our sole discretion, to pay up to 8% of the interest under the Third Amended Loan and Security Agreement in-kind (rather than solely in cash as provided for prior to the Third Amendment Effective Date) during 2023 (the "PIK Interest"), subject to payment of a fee equal to 10% of the PIK Interest, and the issuance of additional warrants to the lenders equal to 5% of the PIK Interest.

In addition, the Third Amendment provided that if we raised $15 million of net cash equity proceeds (the "Equity Raise") prior to July 1, 2023, the 2023 Minimum Revenue Covenant would be waived and we need only demonstrate net product revenue of at least $25 million (measured on trailing six-month basis for the period ending September 30, 2023) for the fiscal year ending December 31, 2023. Upon satisfaction of the Equity Raise, our PIK Interest option would be reduced to up to 4% of the interest rate under the Third Amended Loan and Security Agreement. Concurrently with the closing of the Third Amendment, we amended and restated SLR's warrants to purchase 107,373 shares of our common stock to reset the exercise price to $0.48 per share.

Pursuant to the Third Amended SLR Loan Agreement, advances under the Third Amended SLR Loan Agreement bear interest at a floating rate per annum equal to (a) the greater of (i) 1.00% or (ii) the one-month SOFR, plus (b) 8.30%. At December 31, 2022, the interest rate was 12.58%. The outstanding balance was $100.0 million at December 31, 2022. The Third Amended SLR Loan Agreement provides for interest-only payments for the first 48 months following the Effective Date. Thereafter, principal payments on the Third Amended SLR Loan Agreement are due monthly in 12 equal installments; provided that we have the option to extend the interest-only period for an additional 12 months upon achievement of a certain minimum revenue level as more fully described in the Third Amended SLR Loan Agreement. The Third Amended SLR Loan Agreement will mature on February 1, 2027 (the "Maturity Date"). The Third Amended SLR Loan Agreement may be prepaid in full, subject to a prepayment charge of (i) 3.0%, if such prepayment occurs on or prior to February 17, 2023, (ii) 2.0%, if such prepayment occurs after February 18, 2023 but on or prior to February 17, 2024, and (iii) 1.0%, if such prepayment occurs after February 18, 2024 but prior to the Maturity Date (the "Prepayment Penalty"). In addition to the payment of principal and accrued interest, we will be required to make a payment of 7.45% of the aggregate principal amount of the Third Amended SLR Loan Agreement funded (the "Facility Exit Fee"), which is payable on the earliest to occur of (i) the Maturity Date, (ii) the acceleration of the Third Amended SLR Loan Agreement prior to the Maturity Date, and (iii) the prepayment date of the Third Amended SLR Loan Agreement prior to the Maturity Date. The Facility Exit Fee of $7.5 million is considered fully earned by SLR as of the Effective Date and is being accrued to interest expense over the term of the Third Amended SLR Loan Agreement. In connection with the Third Amended SLR Loan Agreement, we incurred direct financing costs related to fees and non-cash consideration paid to SLR, and fees paid to third parties of $2.1 million and $1.6 million, respectively, as of December 31, 2022. The Third Amended SLR Loan Agreement is secured by a lien on substantially all of our assets, including intellectual property.

The Third Amended SLR Loan Agreement contains customary covenants and representations, including, without limitation, a minimum revenue covenant equal to a percentage of each month's forecasted net product revenue as defined in the Third Amended SLR Loan Agreement (tested on a trailing six month basis at the end of each fiscal month, commencing with the six month period ending on August 31, 2022), the Amended Liquidity Covenant, and other financial covenants, reporting obligations, and limitations on dispositions, changes in business or ownership, mergers or acquisitions, indebtedness, encumbrances, distributions and investments, transactions with affiliates and capital expenditures. As of December 31, 2022, we were in compliance with all financial covenants under the Third Amended SLR Loan Agreement.

The events of default under the Third Amended SLR Loan Agreement include, without limitation, and subject to customary grace periods, (1) our failure to make any payments of principal or interest under the Third Amended SLR Loan Agreement or any other loan documents, (2) our breach or default in the performance of any covenant under the Third Amended SLR Loan Agreement, (3) the occurrence of a material adverse effect or an event that is reasonably likely to result in a material adverse effect, (4) the existence of an attachment or levy on a material portion of our funds or of our subsidiaries, (5) our insolvency or bankruptcy, or (6) the occurrence of certain material defaults with respect to any other of our indebtedness in excess of $500,000. If an event of default occurs, SLR is entitled to take enforcement action, including an incremental 5% interest rate increase or acceleration of amounts due under the Third Amended SLR Loan Agreement (the "Mandatory Prepayment Option"). We determined the Mandatory Prepayment Option to be an embedded derivative that is required to be bifurcated from the Third Amended SLR Loan Agreement. We determined the combined probability of an event of default and SLR exercising the Mandatory Prepayment Option to be remote and deemed its fair value to be immaterial as of December 31, 2022. We re-evaluate the fair value of the Mandatory Prepayment Option at the end of each reporting period, as applicable.

The Third Amended SLR Loan Agreement also contains other customary provisions, such as expense reimbursement and confidentiality. SLR has indemnification rights and the right to assign the Third Amended SLR Loan Agreement, subject to customary restrictions.

On February 18, 2022, we used $47.4 million of the SLR Term A Loan Facility to pay off all obligations owing under, and to terminate, our prior Loan and Security Agreement (the "CIBC Loan Agreement") with CIBC which provided for a revolving loan facility of $12.0 million (the "CIBC Revolving Facility") and a term loan facility of $40.0. million (the "CIBC Term Facility" and, together with the Revolving Facility, the "CIBC Facilities"). As a result of the termination of the CIBC Loan Agreement, we recorded a loss on extinguishment of debt of $1.1 million, which included the prepayment penalty, write-off of the remaining unamortized deferred financing costs, and legal fees during the first quarter of 2022.

On February 10, 2023 (the "Fourth Amendment Effective Date"), we entered into an Amendment No. 4 to Loan and Security Agreement with SLR, and the lenders party thereto (the "Fourth Amendment," together with the Third Amended Loan and Security Agreement, the "Fourth Amended Loan and Security Agreement"). The Fourth Amendment includes the option for us to pay up to 9% of the interest in-kind (rather than up to 8% as provided for prior to the Fourth Amendment Effective Date) during 2023 (the "PIK Interest"). Under the Fourth Amendment, the PIK Interest option is reduced to 4% of the interest if we raise $25 million of net cash equity proceeds prior to July 1, 2023 and is further reduced to 0% of the interest if we raise $30 million of net cash equity proceeds prior to January 1, 2024.

Additionally, if we elect PIK Interest of 9% the amount of Warrants to be granted increases to be 5% times the amount of PIK Interest for the first 4% of the PIK Interest selected and 12.20% times on the next 5% of the amount of PIK Interest selected to provide for a weighted average of 9%, and our monthly interest expense increases by 1% for the month in which such PIK Interest is selected. The Fourth Amendment also provides for a reset of the Strike Price of the Warrants issued in connection with our election of PIK Interest equal to the lower of our closing stock price for (a) the 10-day trailing average closing price ending on the day before the interest payment date, (b) the day before the interest payment date, or (c) $1.17 per share.

At-the-Market Agreement

On December 20, 2019, we entered into an Open Market Sales Agreement (the "ATM Agreement") with Jefferies LLC ("Jefferies") under which we may offer and sell our common stock having aggregate sales proceeds of up to $50.0 million from time to time through Jefferies as our sales agent. During the year ended December 31, 2022, we sold 1,741,514 shares of our common stock for net proceeds of approximately $1.1 million. As of December 31, 2022, the registration statement under which this program was registered has expired.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. Information regarding our obligations under contingent consideration, debt, lease and purchase arrangements are provided in the Notes 4, 10 and 11 to our consolidated financial statements included in this Annual Report on Form 10-K.

Critical Accounting Policies and Practices

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K. Management believes that such estimates have been based on reasonable and supportable assumptions and the resulting estimates are reasonable for use in the preparation of the financial statements. Actual results could differ from these estimates.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, the most important and pervasive accounting policies used and areas most sensitive to material changes from external factors. The critical accounting policies that we believe affect our more significant judgements and estimates used in the preparation of our consolidated financial statements presented in this Annual Report on Form 10-K are described in the Notes to our consolidated financial statements.

The following critical accounting estimates have had a material impact on our consolidated financial statements during the years ended December 31, 2022 and 2021, however, they no longer involve a significant level of uncertainty at December 31, 2022.

Contingent Consideration

Management is responsible for determining the appropriate valuation model and estimated fair value of contingent consideration. To estimate the fair value, management considers a number of factors, including information provided by a third-party valuation advisor. Contingent consideration liabilities are reported at their estimated fair values based on probability-adjusted present values of the consideration expected to be paid, using significant inputs and estimates. Key assumptions used in these estimates include probability assessments with respect to the likelihood of achieving certain milestones, discount rates consistent with the level of risk of achievement, and volatility rates. The fair value of the contingent consideration liability is remeasured at each reporting period, with changes in the fair value included in current operations. The remeasured liability amount could be significantly different from the amount estimated at the acquisition date, resulting in material charges or credits in future reporting periods. The contingent consideration had no remaining fair value at December 31, 2022 and totaled $9.1 million at December 31, 2021. The change in fair value of contingent consideration, recorded within general and administrative expenses in the consolidated statement of comprehensive loss, for the year ended December 31, 2022 totaled $3.4 million and was a reduction in fair value and, therefore, a reduction in operating expenses.

Goodwill Impairment

Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets when accounted for using the purchase method of accounting in a business combination. Goodwill is not amortized but reviewed for impairment. Goodwill is reviewed annually, as of October 1, and whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. We test goodwill for impairment at the reporting unit level. A reporting unit is a segment or one level below an operating segment (referred to as a component) to which goodwill is assigned when initially recorded. Under U.S. GAAP, we have the option to first assess qualitative factors to determine whether the existence of current events or circumstances would lead to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying value. If we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying value, no further testing is necessary. However, if we conclude otherwise, then we are required to perform a quantitative impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying value of the reporting unit. If the fair value of the reporting unit is less than its carrying value, a non-cash impairment charge is recorded in an amount equal to that difference with the loss not to exceed the total amount of goodwill allocated to the reporting unit. We have the option to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. For reporting units where we perform the quantitative test, we determine the fair value using the income approach or a combination of the income approach and the market approach as appropriate. For a company such as ours, the income and market approaches will generally provide the most reliable indications of fair value because the value of such companies is dependent on their ability to generate earnings. In the income approach, we utilize a discounted cash flow analysis, which involves estimating the expected after-tax cash flows that will be generated by each reporting unit and then discounting those cash flows to present value, reflecting the relevant risks associated with each reporting unit and the time value of money. This approach requires the use of significant estimates and assumptions, including forecasted revenue growth rates, forecasted earnings before interest, taxes, depreciation and amortization ("EBITDA") margins, and discount rates. Our forecasts are based on historical experience, current backlog, expected market demand, and other industry information. In the market approach, we utilize the guideline company method, which involves calculating revenue and EBITDA multiples based on operating data from guideline publicly traded companies. Multiples derived from guideline companies provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. These multiples are evaluated and adjusted based on specific characteristics of the reporting units relative to the selected guideline companies and applied to the reporting units' operating data to arrive at an indication of value. Changes in key assumptions utilized in our assessment could significantly impact our fair value calculations which could result in goodwill impairments in future periods.

During the second quarter of 2022, a substantial decline in our stock price and actual and forecasted revenues, and other factors such as leadership changes in the Vapotherm Access reporting unit, represented indicators of impairment which triggered an interim impairment assessment. As a result, during the second quarter of 2022, we recognized an impairment charge of $14.7 million to write down the goodwill of the Vapotherm Access reporting unit to its estimated fair value. We compared the fair value of our reporting units to their carrying values as of October 1, 2022 and 2021, noting no additional impairments of goodwill during 2022 or 2021.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Our exposure to interest rate risk arises primarily from variable interest rates applicable to borrowings under our Third Amended SLR Loan Agreement and interest rates associated with our invested cash balances. Borrowings under our Third Amended SLR Loan Agreement bear interest at a floating rate per annum equal to (a) the greater of (i) 1.00% or (ii) the one month Secured Overnight Financing Rate (the "SOFR Rate"), plus (b) 8.30%. At December 31, 2022, the interest rate was 12.58%. As of December 31, 2022, borrowings under our Third Amended SLR Loan Agreement totaled $100.0 million. Based on our outstanding borrowings and the SOFR Rate, a 100 basis point increase in the annual interest rate on our outstanding borrowings would have a $1.0 million impact on our interest expense on an annual basis.

On December 31, 2022, we had cash invested in money market deposits of $3.7 million. We believe that a 10 basis point change in interest rates is reasonably possible in the near term. Certain of our cash and cash equivalents balances exceed FDIC insured limits. We place our cash and cash equivalents in what we believe to be credit-worthy financial institutions.

Based on our current level of cash investments, an increase or decrease of 10 basis points in interest rates would have less than a $0.1 million impact to our interest income on an annual basis.

Foreign Currency Risk

For our non-U.S. subsidiaries that transact in a functional currency other than the U.S. dollar, assets and liabilities are translated at current rates of exchange as of the balance sheet date. In addition, we engage in other foreign operations that transact in currencies other than the U.S. dollar. Our principal exchange rate risk is between the U.S. dollar, the British pound sterling and the Mexican peso, and to a lesser extent, the euro and the Singapore dollar. Adjustments resulting from the translation of the financial statements of our non-U.S. subsidiaries' foreign operations into U.S. dollars are excluded from the determination of net loss and are recorded in accumulated other comprehensive (loss) income, a separate component of stockholders' (deficit) equity. Income and expense items are translated at the average foreign currency exchange rates for the period. Transaction gains and losses resulting from currency fluctuations related to our other foreign operations are included in the determination of our net loss. As a result, our financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to the British pound sterling and the Mexican peso and to a lesser extent, the euro and the Singapore dollar. Revenues denominated in currencies other than the U.S. dollar represented approximately 7.3% and 3.6% of consolidated net revenues for the years ended December 31, 2022 and 2021, respectively. Total assets denominated in currencies other than the U.S. dollar represented approximately 3.8% and 1.8% of our total assets at December 31, 2022 and 2021, respectively. There were no material assets denominated in the Mexican peso at December 31, 2022 or 2021. Given the immateriality of net revenues and assets denominated in currencies other than the U.S. dollar, a 10% fluctuation in exchange rates would have an immaterial impact to our consolidated net revenues and consolidated total assets. We do not use foreign exchange contracts or derivatives to hedge any foreign currency exposures.

Inflation Risk

Many of the commodities used in the production and transportation of our products are purchased in the open market. The prices we pay for such items are subject to fluctuation, and we manage this risk through the use of purchase orders and pricing agreements. During the year ended December 31, 2022, we continued to experience inflationary pressures on transportation and commodities costs, which we expect to continue into 2023. A number of external factors, including adverse weather conditions, supply chain disruptions (including raw material shortages) and labor shortages, have impacted and may continue to impact transportation and commodities costs. When prices increase, we may or may not pass on such increases to our customers without suffering reduced volume, revenue, margins and operating results.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this report. An index of those financial statements is found in Item 15 of Part IV of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We continue to review our internal control over financial reporting and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, our senior management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Vapotherm, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Vapotherm, Inc. (a Delaware corporation) (and subsidiaries) (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 23, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

New York, New York

February 23, 2023

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Other than the information regarding our executive officers provided in Part I of this report under the heading "Business – Information about our Executive Officers," the information required by this Item is incorporated by reference to our definitive proxy statement for our 2023 annual meeting of stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to our definitive proxy statement for our 2023 annual meeting of stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to our definitive proxy statement for our 2023 annual meeting of stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to our definitive proxy statement for our 2023 annual meeting of stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference to our definitive proxy statement for our 2023 annual meeting of stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 15. Exhibit and Financial Statement Schedules.

(1) Financial Statements:

The following documents are included on pages F-1 through F-35 attached hereto and are filed as part of this Annual Report on Form 10-K.

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 248)	F-2
Consolidated Financial Statements	
Consolidated Balance Sheets	F-3
Consolidated Statements of Comprehensive Loss	F-4
Consolidated Statements of Stockholders' (Deficit) Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

(2) Financial Statement Schedules:

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

(3) Exhibits.

Exhibit Number	Description
3.1	Tenth Amended and Restated Certificate of Incorporation of Vapotherm, Inc. (previously filed as Exhibit 3.1 to the Current Report on Form 8-K filed on November 20, 2018 (File No. 001-38740) and incorporated herein by reference)
3.2	Certificate of Amendment to the Tenth Amended and Restated Certificate of Incorporation of Vapotherm, Inc. (previously filed as Exhibit 3.1 to the Current Report on Form 8-K filed on June 24, 2020 (File No. 001-38740) and incorporated herein by reference)
3.3	Second Amended and Restated Bylaws of Vapotherm, Inc. (previously filed as Exhibit 3.1 to the Current Report on Form 8-K filed on February 10, 2023 (File No. 001-38740) and incorporated herein by reference)
4.1	Form of Certificate of Common Stock of Vapotherm, Inc. (previously filed as Exhibit 4.1 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)
4.2	Tenth Amended and Restated Registration Rights Agreement, dated September 27, 2018, among Vapotherm, Inc. and the Investors party thereto (previously filed as Exhibit 4.2 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
4.3	Form of Warrant to Purchase Series B Preferred Stock, issued by Vapotherm, Inc. to Comerica Bank (previously filed as Exhibit 4.8 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
4.4	Warrant to Purchase Series C Preferred Stock, dated July 28, 2015, issued by Vapotherm, Inc. to Comerica Bank (previously filed as Exhibit 4.9 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
4.5	Form of Amended and Restated Warrant to Purchase Common Stock, dated February 18, 2022, issued by Vapotherm, Inc. in Connection with Credit Facility (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on November 22, 2022 (File No. 001-38740) and incorporated herein by reference)
4.6	Form of Pre-Funded Warrant to Purchase Common Stock, dated February 10, 2023, issued by Vapotherm, Inc. in Connection with February 2023 Private Placement (previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed on February 8, 2023 (File No. 001-38740) and incorporated herein by reference)
4.7	Form of Warrant to Purchase Common Stock, dated February 10, 2023, issued by Vapotherm, Inc. in Connection with February 2023 Private Placement (previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed on February 8, 2023 (File No. 001-38740) and incorporated herein by reference)
10.1	Lease, dated September 30, 2016, between Vapotherm, Inc. and Albany Road – 100 Domain LLC (previously filed as Exhibit 10.1 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.2	First Amendment to Lease, dated September 11, 2017, between Vapotherm, Inc. and Albany Road – 100 Domain LLC (previously filed as Exhibit 10.2 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.3	Second Amendment to Lease, dated June 6, 2018, between Vapotherm, Inc. and 100 Domain Drive EI, LLC (previously filed as Exhibit 10.3 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.4	Third Amendment to Lease, dated July 26, 2018, between 100 Domain Drive EI, LLC and Vapotherm, Inc. (previously filed as Exhibit 10.12 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.5	Fourth Amendment to Lease Agreement, dated August 23, 2020, between 100 Domain Drive EI, LLC, as administrator of the tenancy in common with 100 Domain Drive DD and Vapotherm, Inc. (previously filed as Exhibit 10.9 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (File No. 001-38740) and incorporated herein by reference)
10.6	Lease Agreement, dated June 17, 2022, by and among Fraccionadora Residencial Hacienda Agua Caliente, S. de R.L. de C.V. and Baja Fur, S.A. de C.V. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on July 11, 2022 (File No. 001-38740) and incorporated herein by reference)

10.7	Loan and Security Agreement, dated as of February 18, 2022, among SLR Investment Corp., as Collateral Agent, and the Lenders Thereto, Vapotherm, Inc., as Borrower, and HGE Health Care Solutions, LLC, Vapotherm Access Care Management Network, LLC, and Vapotherm Access Management Services, LLC, as Guarantor (previously filed as Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (File No. 001-38740) and incorporated herein by reference)
10.8	Amendment No. 1 to Loan and Security Agreement dated as of August 1, 2022 among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto (previously filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (File No. 001-38740) and incorporated herein by reference)
10.9	Amendment No. 2 to Loan and Security Agreement, dated as of September 30, 2022, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on October 3, 2022 (File No. 001-38740) and incorporated herein by reference)
10.10	Amendment No. 3 to Loan and Security Agreement, dated as of November 22, 2022, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on November 22, 2022 (File No. 001-38740) and incorporated herein by reference)
10.11	Amendment No. 4 to Loan and Security Agreement, dated as of February 10, 2023, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on February 16, 2023 (File No. 001-38740) and incorporated herein by reference)
10.12***	Manufacturing Services Agreement, effective as of May 25, 2022, by and between TACNA Services, Inc. and Vapotherm, Inc. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on June 3, 2022 (File No. 001-38740) and incorporated herein by reference)
10.13	Absolute Unconditional Corporate Guaranty Agreement, dated June 24, 2022, by Vapotherm, Inc. (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on July 11, 2022 (File No. 001-38740) and incorporated herein by reference)
10.14 †	Vapotherm, Inc. Amended and Restated 2005 Stock Incentive Plan, as amended (previously filed as Exhibit 10.6 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.15 †	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2005 Stock Incentive Plan (previously filed as Exhibit 10.7 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.16 †	Vapotherm, Inc. Amended and Restated 2015 Stock Incentive Plan, as amended (previously filed as Exhibit 10.8 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.17 †	Vapotherm, Inc. 2015 Stock Incentive Plan French Qualifying Subplan (previously filed as Exhibit 10.26 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)
10.18 †	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2015 Stock Incentive Plan (previously filed as Exhibit 10.9 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.19 †	Vapotherm, Inc. 2018 Employee Stock Purchase Plan (previously filed as Exhibit 10.17 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)
10.20 †	Vapotherm, Inc. Amended and Restated 2018 Equity Incentive Plan (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (File No. 001-38740) and incorporated herein by reference)
10.21 †	Vapotherm, Inc. 2018 Equity Incentive Plan French Qualifying Subplan (previously filed as Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-38740) and incorporated herein by reference)

10.22 †	Amended and Restated Vapotherm, Inc. 2018 Equity Incentive Plan French Qualifying Subplan, dated August 31, 2020 (previously filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (File No. 001-38740) and incorporated herein by reference)
10.23 †	Form of Non-Statutory Employee Stock Option Agreement pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.20 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)
10.24†	Form of Non-Statutory Non-Employee Director Stock Option Agreement pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.21 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)
10.25 †	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.22 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)
10.26 †	Form of Restricted Stock Unit Agreement for Employees who are Executive Officers pursuant to the Vapotherm, Inc. Amended and Restated 2018 Equity Incentive Plan (previously filed as Exhibit 10.21 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (File No. 001-38740) and incorporated herein by reference)
10.27 †	Form of Restricted Stock Unit Agreement for Employees who are Executive Officers pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (File No. 001-38740) and incorporated herein by reference)
10.28 †	Form of Restricted Stock Unit Agreement for Non-Employee Directors pursuant to the Vapotherm, Inc. 2018 Equity Incentive Plan (previously filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (File No. 001-38740) and incorporated herein by reference)
10.29 †	Form of Performance Stock Unit Agreement for Executive Officers pursuant to the Vapotherm, Inc. Amended and Restated 2018 Equity Incentive Plan (previously filed as Exhibit 10.1 to the Current Report on Form 8-K as filed on January 4, 2022 (File No. 001-38740) and incorporated herein by reference)
10.30 †	Vapotherm, Inc. 2018 Cash Incentive Plan (previously filed as Exhibit 10.19 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)
10.31 †	Form of Indemnification Agreement between Vapotherm, Inc. and each Director and Officer (previously filed as Exhibit 10.11 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.32 †	Amended and Restated Employment Agreement, dated October 17, 2018, between Vapotherm, Inc. and Joseph Army (previously filed as Exhibit 10.10 to the Registration Statement on Form S-1 filed on October 19, 2018 (File No. 333-227897) and incorporated herein by reference)
10.33 †	Form of Confidentiality, Non-Compete and Assignment of Inventions Agreement between Vapotherm, Inc. and each Officer (previously filed as Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (File No. 001-38740) and incorporated herein by reference)
10.34 †	Letter Agreement, dated October 17, 2018, between Vapotherm, Inc. and John Landry (previously filed as Exhibit 10.16 to the Registration Statement on Form S-1 filed on November 5, 2018 (File No. 333-227897) and incorporated herein by reference)
10.35 †	Indefinite Term Employment Contract, dated March 14, 2016, by and between Vapotherm, Inc. and Gregoire Ramade (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 (File No. 001-38740) and incorporated herein by reference)
10.36 †	First Amendment, dated September 15, 2020, to Indefinite Term Employment Contract by and between Vapotherm, Inc. and Gregoire Ramade (previously filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (File No. 001-38740) and incorporated herein by reference)
10.37 †	Separation Pay Agreement, dated March 24, 2022, between Vapotherm, Inc. and Joseph Army (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on April 12, 2022 (File No. 001-38740) and incorporated herein by reference)
10.38 †	Separation Pay Agreement, dated March 24, 2022, between Vapotherm, Inc. and John Landry (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on April 12, 2022 (File No. 001-38740) and incorporated herein by reference)

10.39 †	Separation Pay Agreement, dated March 24, 2022, between Vapotherm, Inc. and Gregoire Ramade (previously filed as Exhibit 10.3 to the Current Report on Form 8-K filed on April 12, 2022 (File No. 001-38740) and incorporated herein by reference)
10.40 †*	Separation Pay Agreement, dated as of March 24, 2022 between Vapotherm, Inc. and Brian Lawrence
10.41 †*	Offer Letter Agreement, dated November 15, 2021, between Vapotherm, Inc. and Brian Lawrence
10.42	Open Market Sale Agreement, dated December 20, 2019, between Vapotherm, Inc. and Jefferies LLC (previously filed as Exhibit 1.2 to the Registration Statement on Form S-3 filed on December 20, 2019 (File No. 333-235657 and incorporated herein by reference)
10.43	Securities Purchase Agreement, dated as of February 7, 2023, among Vapotherm, Inc. and each Purchaser party thereto (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on February 8, 2023 (File No. 001-38740) and incorporated herein by reference)
21.1*	Subsidiaries of Vapotherm, Inc.
23.1*	Consent of Grant Thornton LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

*** Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K

† Indicates management contract or compensatory plan

Item 16. Form 10-K Summary

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

VAPOTHERM, INC.

Date: February 23, 2023

By: /s/ Joseph Army

Name: Joseph Army

Title: President and Chief Executive Officer

(*Principal Executive Officer*)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Joseph Army Joseph Army	President, Chief Executive Officer and Director (*Principal Executive Officer*)	February 23, 2023
/s/ John Landry John Landry	Senior Vice President and Chief Financial Officer (*Principal Financial Officer*)	February 23, 2023
/s/ Dorota McKay Dorota McKay	Vice President, Controller and Chief Accounting Officer (*Principal Accounting Officer*)	February 23, 2023
/s/ Anthony Arnerich Anthony Arnerich	Director	February 23, 2023
/s/ Lance Berry Lance Berry	Director	February 23, 2023
/s/ Lori Knowles Lori Knowles	Director	February 23, 2023
/s/ James Liken James Liken	Director	February 23, 2023
/s/ Mary Beth Moynihan Mary Beth Moynihan	Director	February 23, 2023
/s/ Donald Spence Donald Spence	Director	February 23, 2023
/s/ Elizabeth Weatherman Elizabeth Weatherman	Director	February 23, 2023

VAPOTHERM, INC.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Vapotherm, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Vapotherm, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, stockholders' (deficit) equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 23, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2016.

New York, New York

February 23, 2023

VAPOTHERM, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

		December 31,		
		2022		2021
Assets				
Current assets				
Cash and cash equivalents	$	15,738	$	57,071
Accounts receivable, net		9,102		10,909
Inventories		32,980		36,562
Prepaid expenses and other current assets		2,081		5,205
Total current assets		59,901		109,747
Property and equipment, net		26,636		22,157
Operating lease right-of-use assets		5,805		7,045
Restricted cash		1,109		253
Goodwill		536		15,300
Intangible assets, net		-		4,398
Deferred income tax assets		96		78
Other long-term assets		2,112		1,107
Total assets	$	96,195	$	160,085
Liabilities and Stockholders' (Deficit) Equity				
Current liabilities				
Accounts payable	$	2,739	$	5,923
Contract liabilities		1,216		2,081
Accrued expenses and other current liabilities		15,609		28,559
Revolving loan facility		-		6,608
Total current liabilities		19,564		43,171
Long-term loans payable, net		96,994		39,726
Other long-term liabilities		7,827		10,521
Total liabilities		124,385		93,418
Commitments and contingencies (Note 11)				
Stockholders' (deficit) equity				
Preferred stock ($0.001 par value) 25,000,000 shares authorized; no shares issued and outstanding as of December 31, 2022 and 2021		-		-
Common stock ($0.001 par value) 175,000,000 shares authorized as of December 31, 2022 and 2021, 28,516,047 and 26,126,253 shares issued and outstanding as of December 31, 2022 and 2021, respectively		29		26
Additional paid-in capital		461,940		443,358
Accumulated other comprehensive (loss) income		(157)		26
Accumulated deficit		(490,002)		(376,743)
Total stockholders' (deficit) equity		(28,190)		66,667
Total liabilities and stockholders' (deficit) equity	$	96,195	$	160,085

The accompanying notes are an integral part of these consolidated financial statements.

VAPOTHERM, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

| | Year Ended December 31, | |
	2022	2021
Net revenue	$ 66,801	$ 113,292
Cost of revenue	49,558	60,104
Gross profit	17,243	53,188
Operating expenses		
Research and development	20,802	18,410
Sales and marketing	46,091	60,140
General and administrative	27,796	31,375
Impairment of goodwill	14,701	-
Impairment of long-lived and intangible assets	7,676	323
Loss on disposal of property and equipment	568	105
Total operating expenses	117,634	110,353
Loss from operations	(100,391)	(57,165)
Other (expense) income		
Interest expense	(11,643)	(2,595)
Interest income	139	91
Foreign currency loss	(239)	(225)
Loss on extinguishment of debt	(1,114)	-
Other	-	18
Net loss before income taxes	$ (113,248)	$ (59,876)
Provision (benefit) for income taxes	11	(76)
Net loss	$ (113,259)	$ (59,800)
Other comprehensive loss:		
Foreign currency translation adjustments	(183)	(15)
Total other comprehensive loss	$ (183)	$ (15)
Total comprehensive loss	$ (113,442)	$ (59,815)
Net loss per share - basic and diluted	$ (4.24)	$ (2.31)
Weighted-average number of shares used in calculating net loss per share, basic and diluted	26,732,940	25,936,970

The accompanying notes are an integral part of these consolidated financial statements.

VAPOTHERM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at December 31, 2020	25,722,984	$ 26	$ 430,781	$ 41	$ (316,943)	$ 113,905
Issuance of common stock upon exercise of options	168,289	-	1,511	-	-	1,511
Issuance of common stock for restricted stock units and awards	141,569	-	161	-	-	161
Issuance of common stock under the Employee Stock Purchase Plan	75,313	-	1,139	-	-	1,139
Issuance of common stock for services	18,098	-	413	-	-	413
Stock-based compensation expense	-	-	9,353	-	-	9,353
Foreign currency translation adjustments	-	-	-	(15)	-	(15)
Net loss	-	-	-	-	(59,800)	(59,800)
Balance at December 31, 2021	26,126,253	$ 26	$ 443,358	$ 26	$ (376,743)	$ 66,667
Issuance of common stock in connection with at-the-market offering, net	1,741,514	2	1,062	-	-	1,064
Issuance of common stock upon exercise of options	23,592	-	65	-	-	65
Issuance of common stock for restricted stock units and awards	131,339	-	12	-	-	12
Issuance of common stock under the Employee Stock Purchase Plan	107,317	-	228	-	-	228
Issuance of common stock for services	17,864	-	360	-	-	360
Issuance of common stock to satisfy contingent consideration	368,168	1	5,629	-	-	5,630
Issuance and modification of common stock warrants	-	-	1,201	-	-	1,201
Stock-based compensation expense	-	-	10,025	-	-	10,025
Foreign currency translation adjustments	-	-	-	(183)	-	(183)
Net loss	-	-	-	-	(113,259)	(113,259)
Balance at December 31, 2022	28,516,047	$ 29	$ 461,940	$ (157)	$ (490,002)	$ (28,190)

The accompanying notes are an integral part of these consolidated financial statements.

VAPOTHERM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities		
Net loss	$ (113,259)	$ (59,800)
Adjustments to reconcile net loss to net cash used in operating activities		
Stock-based compensation expense	10,385	9,766
Depreciation and amortization	5,180	5,648
Provision for bad debts	224	(161)
Provision for inventory valuation	3,083	70
Non-cash lease expense	2,127	1,764
Change in fair value of contingent consideration	(3,351)	(1,813)
Impairment of goodwill	14,701	-
Impairment of long-lived and intangible assets	7,676	323
Loss on disposal of property and equipment	568	105
Placed unit reserve	646	155
Amortization of discount on debt	686	128
Loss from deconsolidation	35	-
Deferred income taxes	11	(76)
Loss on extinguishment of debt	1,114	-
Changes in operating assets and liabilities:		
Accounts receivable	1,162	12,400
Inventories	449	(16,759)
Prepaid expenses and other assets	(1,771)	1,458
Accounts payable	(3,347)	798
Contract liabilities	(844)	(892)
Accrued expenses and other liabilities	(3,285)	(6,724)
Operating lease liabilities, current and long-term	(2,347)	(1,761)
Net cash used in operating activities	(80,157)	(55,371)
Cash flows from investing activities		
Purchases of property and equipment	(11,610)	(5,895)
Acquisition of business, net of cash acquired	-	(1,304)
Net cash used in investing activities	(11,610)	(7,199)
Cash flows from financing activities		
Proceeds from loans, net of discount	99,094	-
Proceeds from revolving loan facility	-	4,882
Repayment of loans	(40,000)	-
Payments of debt extinguishment costs	(817)	-
Payment of debt issuance costs	(1,567)	-
Repayments on revolving loan facility	(6,608)	(3,162)
Payment of contingent consideration	(135)	-
Proceeds from issuance of common stock in connection with at-the-market offerings, net	1,064	-
Proceeds from issuance of common stock under Employee Stock Purchase Plan	228	1,139
Proceeds from exercise of stock options	65	1,511
Net cash provided by financing activities	51,324	4,370
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(34)	(12)
Net decrease in cash, cash equivalents and restricted cash	(40,477)	(58,212)
Cash, cash equivalents and restricted cash		
Beginning of period	57,324	115,536
End of period	$ 16,847	$ 57,324
Supplemental disclosures of cash flow information		
Interest paid during the period	$ 8,834	$ 2,466
Property and equipment purchases in accounts payable and accrued expenses	$ 702	$ 422
Issuance of common stock to satisfy contingent consideration	$ 5,630	$ -
Issuance of common stock warrants in conjunction with long term debt	$ 1,201	$ -
Issuance of common stock for services	$ 360	$ 413
Issuance of common stock upon vesting of restricted stock units	$ 12	$ 161

The accompanying notes are an integral part of these consolidated financial statements.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

1. Description of Business

Vapotherm, Inc. (the “Company”) is a global medical technology company primarily focused on the care of patients of all ages suffering from respiratory distress, whether associated with complex lung diseases such as chronic obstructive pulmonary disease (“COPD”), congestive heart failure, pneumonia, asthma and COVID-19 or other systemic conditions. The Company’s mission is to improve the lives of patients suffering from complex lung disease and other forms of respiratory distress while reducing the cost of their care through integrated device and digital solutions. The Company’s device solutions are focused on High Velocity Nasal Insufflation (“HVNI”, or “High Velocity Therapy”), which delivers non-invasive ventilatory support to patients by providing heated, humidified, oxygenated air at high velocities through a small-bore nasal interface, and on closed loop control systems such as our Oxygen Assist Module (“OAM”), designed to automatically maintain a patient’s pulse oxygen saturation (“SpO2”) levels within a specified range for a defined period of time. The Company’s digital solutions are focused on remote patient monitoring, using proprietary algorithms to predict impending respiratory episodes before they occur and coordinate timely intervention, obviating the need for costly hospital admissions and minimizing patient distress. Although the Company recently decided to exit its standalone remote patient monitoring business, the Company is using the underlying technology to develop digital capabilities for the Company’s devices. While these device and digital solutions function independently, the Company believes leveraging the two together can create a unique healthcare ecosystem, focused on delivering high quality, efficient respiratory care in a variety of settings.

High Velocity Therapy is an advanced form of high flow therapy that is differentiated due to its ability to deliver breathing gases, including oxygen, at a high velocity, for the treatment of spontaneously breathing patients suffering from respiratory distress, including Type 1 hypoxic respiratory distress, like that experienced by patients with pneumonia or COVID-19, or Type 2 hypercapnic respiratory distress, like that experienced by patients with COPD. The Company’s HVT 2.0 and Precision Flow systems (together, “High Velocity Therapy systems”), which use High Velocity Therapy technology, are clinically validated alternatives to, and address many limitations of, the current standard of care for the treatment of respiratory distress in a hospital setting. The Company’s next generation High Velocity Therapy system, known as HVT 2.0, received initial 510k clearance from the FDA in 2021, transitioned to full market release in August 2022, and received clearance for expanded respiratory distress indications in December 2022.

In certain countries outside the United States, the Company currently offers its OAM, which launched in the United Kingdom, select European markets, and Israel in late 2020. The OAM can be used with most versions of the Company’s Precision Flow system and OAM capability has been built into the HVT 2.0 for future use. The OAM helps clinicians maintain a patient’s SpO2 within a target SpO2 range over a greater period of time while requiring significantly fewer manual adjustments to the equipment. Maintenance of the prescribed oxygen saturation range may reduce the health risks associated with dosing too much, or too little, oxygen, particularly in neonates. In neonates, these risks include visual or developmental impairment or death.

The Company sells its High Velocity Therapy systems to hospitals through a direct sales organization in the United States, the United Kingdom, Germany, Belgium and Spain and through distributors in other select countries outside of those countries. The OAM is sold through a direct sales organization in the United Kingdom, Germany, Belgium and Spain and through distributors in Europe and the Middle East. The Company is in the process of seeking FDA approval to market the OAM in the United States. In addition, the Company employs field-based clinical managers who focus on medical education and training in the effective use of its products and help facilitate increased adoption and utilization. The Company focuses on physicians, respiratory therapists and nurses who work in acute hospital settings, including emergency departments and adult, pediatric and neonatal intensive care units. The Company’s relationship with these clinicians is particularly important, as it enables the Company’s products to follow patients through the care continuum.

On November 2, 2021, HGE Health Care Solutions, LLC ("HGE"), a wholly owned subsidiary of the Company, affiliated with a leading pulmonology practice in Tulsa, Oklahoma known as Pulmonary Care Innovations, PLLC d/b/a RespirCare ("RespirCare"). RespirCare provided in-person and virtual care to COPD and other respiratory distress patients in Oklahoma (and potentially other states with licensure reciprocity). This affiliation was structured as an acquisition of RespirCare's management company, PCI Management Group LLC, now known as Vapotherm Access Management Services LLC ("PCI"), and PCI's arrangements with RespirCare and its physician shareholder. The Company consolidates PCI and consolidated RespirCare for accounting and tax purposes (see Note 3). In August 2022, the Company made the decision to exit its relationship with RespirCare and effective October 31, 2022, PCI and RespirCare terminated the arrangement. As of October 31, 2022, RespirCare was deconsolidated from these consolidated financial statements (see Note 12).

Issuance of Securities through a Private Placement

On February 10, 2023 (the "Closing Date"), the Company issued in a private placement an aggregate of 17,502,244 shares of common stock, and in the case of certain investors, in lieu of shares of common stock, pre-funded warrants (the "Pre-Funded Warrants") to purchase an aggregate of 4,402,508 shares of common stock, and, in each case, accompanying warrants to purchase an aggregate of up to 21,904,752 shares of common stock (the "Warrant Shares") at a purchase price of $1.05 per unit for aggregate gross proceeds to the Company of approximately $23.0 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. The Warrants will expire five years following the Closing Date, will have an exercise price of $1.17 per share, and are immediately exercisable upon issuance. The Pre-Funded Warrants will expire 30 years following the Closing Date or when exercised in full, will have an exercise price of $0.001 per share, and are immediately exercisable upon issuance. The exercise price and number of shares of Common Stock issuable upon the exercise of the Warrants and the Pre-Funded Warrants will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described in the Warrants and the Pre-Funded Warrants. The Company intends to use the net proceeds from the offering primarily for sales and marketing, working capital, and other general corporate purposes.

Going Concern

The Company's Form 10-Q for the period ended September 30, 2022 included a going concern paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern within one year after the date that those condensed consolidated financial statements were issued.

As of February 23, 2023, management believes that the substantial doubt about the Company's ability to continue as a going concern has been resolved following the completion of the Company's restructuring activities further described in Note 12 "Restructuring," and the closing of a private placement financing for gross proceeds of approximately $23.0 million, before deducting fees to the placement agent and other offering expenses, on February 10, 2023.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, which includes its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation. As of October 31, 2022, RespirCare was deconsolidated from these consolidated financial statements (see Note 12).

Segment Information

Operating segments are defined as components of an enterprise for which separate discrete financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company globally manages the business within one reporting segment, Vapotherm, Inc., and three reporting units, Vapotherm, Vapotherm UK Ltd. ("Vapotherm UK," formerly Solus Medical Ltd.) and Vapotherm Access. During the third quarter of 2022, the Company made a strategic decision to cease future commercial investment in the Vapotherm Access standalone remote patient monitoring reporting unit. As a result, the Vapotherm Access segment was merged into the Vapotherm reporting unit as of December 31, 2022. Segment information is consistent with how the chief operating decision maker reviews the business, makes investing and resource allocation decisions and assesses operating performance.

As of December 31, 2022, the majority of the Company's long-term assets are located in the United States. Long-term assets located outside the United States totaled $14.9 million, including $9.9 million located in Mexico, at December 31, 2022. Long-term assets located outside the United States totaled $2.4 million at December 31, 2021.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates relied upon in preparing these consolidated financial statements include calculation of stock-based compensation, valuation of warrants, fair values of acquired assets and liabilities, including goodwill and intangibles assets, realizability of inventories, allowance for bad debts, accrued expenses, including the fair value of contingent consideration, the valuation allowances against deferred income tax assets, and assessments of impairment with respect to long-lived and intangible assets, including goodwill. Actual results may differ from these estimates.

Reclassification

Certain amounts in 2021 have been reclassified to conform to the presentation in 2022. None of the reclassifications had any impact to the Company's results of operations.

Financial Instruments and Concentrations of Credit Risk

As of December 31, 2022 and 2021, the Company's financial instruments were comprised of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and debt, the carrying amounts of which approximated fair value due to their short-term nature or market interest rates. All of the Company's cash and cash equivalents are maintained at creditworthy financial institutions. At December 31, 2022 and 2021, deposits exceeded the amount of any insurance provided.

The Company extends credit to customers in the normal course of business but typically does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. An allowance for potentially uncollectible accounts is provided based on history, economic conditions, and composition of the accounts receivable aging. In some cases, the Company makes allowances for specific customers based on these and other factors. Provisions for the allowance for doubtful accounts are recorded in general and administrative expenses in the accompanying consolidated statements of comprehensive loss.

Supplier Risk

The Company obtains some of the components and subassemblies included in its High Velocity Therapy systems and its OAM from single source suppliers. The partial or complete loss of one or more of these suppliers could cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

Foreign Currency and Foreign Operations

The functional currency of the Company is the currency of the primary economic environment in which the entity operates, which is the U.S. dollar. For the Company's non-U.S. subsidiaries that transact in a functional currency other than the U.S. dollar, assets and liabilities are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average foreign currency exchange rates for the period. Adjustments resulting from the translation of the financial statements of its foreign operations into U.S. dollars are excluded from the determination of net loss and are recorded in accumulated other comprehensive (loss) income, a separate component of stockholders' (deficit) equity.

Realized foreign currency gains or losses arising from transactions denominated in foreign currencies are recorded in other (expense) income in the consolidated statements of comprehensive loss. Unrealized foreign currency gains or losses arising from transactions denominated in foreign currencies are recorded in accumulated other comprehensive (loss) income.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid temporary investments purchased with original maturities of 90 days or less to be cash equivalents. The Company holds restricted cash related to certificates of deposits and collateral in relation to lease agreements. As of December 31, 2022, $1.0 million of the Company's $16.8 million of cash, cash equivalents and restricted cash balance was located outside the United States. As of December 31, 2021, $1.1 million of the Company's $57.3 million of cash, cash equivalents and restricted cash balance was located outside of the United States.

The following table presents the components of total cash, cash equivalents, and restricted cash as set forth in the Company's consolidated statements of cash flows:

| | December 31, | |
	2022	2021
Cash and cash equivalents	$ 15,738	$ 57,071
Restricted cash	1,109	253
Total cash, cash equivalents, and restricted cash	$ 16,847	$ 57,324

Inventories

Inventories consist of finished goods and component parts and are valued at the lower of cost or net realizable value, determined by the first-in, first-out ("FIFO") method. On a quarterly basis, the Company evaluates the carrying costs of both finished goods and component part items. To the extent that such costs exceed future demand estimates, exhibit historical turnover at rates less than current inventory levels, or exceed estimated selling prices less costs to sell, the Company reduces the carrying value of inventories to its net realizable value. The Company only capitalizes pre-launch inventories when purchased for commercial sale and it deems regulatory approval to be probable.

Offering Costs

The Company incurs offering costs consisting of legal, accounting and other costs directly attributable to the Company's offerings of equity securities and defers such costs until the closing of the offerings. Upon closing of the offerings, such costs are netted against the proceeds received. Offering costs totaled $0.2 million for the year ended December 31, 2022. There were no offering costs incurred for the year ended December 31, 2021.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recognized over the estimated useful lives of the related assets on a straight-line basis, except for tooling for which depreciation is recognized utilizing the units-of-production method. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the remaining lease term or the estimated useful lives of the improvements and is included in depreciation expense. Demonstration equipment represents internally manufactured capital equipment that is used on-site at trade shows and at customer locations to demonstrate the Precision Flow system. Depreciation expense on demonstration equipment is recorded in sales and marketing expenses in the consolidated statements of comprehensive loss. Placement and evaluation systems represent capital equipment placed at customer locations under placement or evaluation agreements for which depreciation expense is included in cost of revenue in the accompanying consolidated statements of comprehensive loss.

When impairment indicators are present, the Company evaluates the recoverability of its long-lived assets. If the assessment indicates an impairment, the affected assets are written down to fair value (see Note 12).

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operating expenses.

The lives used in computing straight-line depreciation are as follows:

	Number of Years
Equipment	3 - 7
Furniture	5 - 7
Manufacturing equipment	3 - 10
Software	2 - 4
Demonstration, placements and evaluation units	3 - 7
Leasehold improvements	Lesser of life of lease or 10 years

Intangible Assets

Intangible assets are related to customer relationships, developed technology, customer agreements, trademarks and trade names and are amortized on a straight-line basis over their useful lives. Amortization is recorded within sales and marketing expenses in the consolidated statements of comprehensive loss for customer-related intangible assets while amortization of other intangible assets is included within general and administrative expenses in the consolidated statements of comprehensive loss. Intangible assets are evaluated for impairment whenever events or circumstances indicate an asset may be impaired (see Note 8).

Goodwill

Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets when accounted for using the purchase method of accounting in a business combination. Goodwill is not amortized but reviewed for impairment. Goodwill is reviewed annually, as of October 1, and whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable.

The Company compares the fair value of its reporting units to their carrying values. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of the reporting unit, the Company would record an impairment loss equal to the difference (see Note 8).

Leases

The Company's operating leases primarily consist of real estate leases for office, manufacturing, research and development, and warehouse space, as well as certain vehicle and equipment leases. Accounting Standards Codification ("ASC"), *Leases* ("ASC 842") requires lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset, subject to certain permitted accounting policy elections. Under ASC 842, the Company determines whether a contract is or contains a lease at the inception of the contract. This determination is based on whether the contract provides the Company the right to control the use of a physically distinct asset and substantially all of the capacity of an asset. Leases with an initial noncancelable term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise are classified as short-term leases. The Company has elected as an accounting policy to exclude from the consolidated balance sheets the right-of-use assets and lease liabilities related to short-term leases. The Company recognizes rent expense for its operating leases on a straight-line basis over the term of the lease.

Certain of the Company's leases include options to extend or terminate the lease at its sole discretion. The Company does not consider in the measurement of right-of-use assets and lease liabilities an option to extend or terminate a lease if the Company is not reasonably certain to exercise the option. Certain of the Company's leases include covenants that oblige the Company, at its sole expense, to repair and maintain the leased asset periodically during the lease term. The Company is not a party to any leases that contain residual value guarantees.

Many of the Company's leases include fixed and variable payments. Among other charges, variable payments related to real estate leases include real estate taxes, insurance, operating expenses, and common area maintenance, which are usually billed at actual amounts incurred proportionate to the Company's rented square feet of the building. Variable payments related to vehicle and equipment leases relate to usage of the underlying asset, sales and use tax, and value-added tax. Variable payments that do not depend on an index or rate are expensed as incurred and are not included in the measurement of the lease liability.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. buildings, vehicles, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). The fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated to the lease components and non-lease components based on their relative fair values. The Company elected the accounting policy to not separate lease and non-lease components for its real estate, vehicle, and equipment leases. Therefore, each lease component and the related non-lease components and non-components are accounted for together as a single component.

The Company measures its lease liability for each leased asset as the present value of lease payments, as defined in ASC 842, discounted using a discount rate specific to the terms of the underlying lease. The Company's right-of-use assets are equal to the related lease liabilities, adjusted for lease incentives received including tenant improvement allowances, initial direct costs incurred related to the lease, and payments made to the lessor prior to the lease commencement date. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company estimates its incremental borrowing rate for each leased asset based on the interest rate the Company would incur to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment.

Contingent Consideration

Contingent consideration is initially recorded at its acquisition date fair value, is remeasured at each reporting date and is included in accrued expenses and other current liabilities and other long-term liabilities in the Company's consolidated balance sheets. Fair value is estimated utilizing several key assumptions and is remeasured at each reporting period with changes in fair value being recorded as a component of general and administrative expense in the consolidated statements of comprehensive loss (see Note 4 and Note 9).

Product Warranty

The Company provides its customers with a standard one-year warranty on its capital equipment sales. Warranty costs are accrued based on actual historical trends and estimated at the time of sale. The warranty liability is included within accrued expenses and other current liabilities in the consolidated balance sheets. A roll-forward of the Company's warranty liability is as follows:

Balance at December 31, 2020	$ 561
Provisions for warranty obligations	205
Settlements	(436)
Balance at December 31, 2021	330
Provisions for warranty obligations	234
Settlements	(283)
Balance at December 31, 2022	$ 281

Deferred Financing Costs

Direct financing costs are deferred and amortized as a component of interest expense, over the term of the related debt. The balance of unamortized deferred financing costs related to Company's term loan is presented as a reduction of the related borrowing arrangement liability and totaled $3.0 million and $0.3 million at December 31, 2022 and 2021, respectively. Amortization of deferred financing costs was $0.7 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively.

Insurance

The Company is self-insured for certain obligations related to health insurance. The Company also purchases stop-loss insurance to protect itself from material losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred but have not been reported. The Company's estimates consider expected claim experience and other factors. Receivables for insurance recoveries are recorded as assets, on an undiscounted basis. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claims experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Revenue Recognition

The Company's revenue is primarily derived from the sale of products, leases and services. Product revenue consists of capital equipment and single-use disposables that are shipped and billed to customers both domestically and internationally. The Company's main capital equipment products are the High Velocity Therapy systems. The Company's main disposable products are single-use disposables and nasal interfaces, or cannulas, and adaptors. Lease revenue consists of two components which include capital equipment that the Company leases to its customers and, in certain situations, an allocation from disposable revenue to other lease revenue upon the sale of disposable products in bundled arrangements involving the placement of the High Velocity Therapy capital units for use by the customer at no upfront charge in connection with the customer's ongoing purchase of disposable products. Service revenue consists of fees associated with routine service of capital units and the sale of extended service contracts and preventative maintenance plans, which are purchased by a small portion of the Company's customer base. In addition, the Company sells small quantities of component parts in the United States, United Kingdom, and to third-party international service centers who provide service on the High Velocity Therapy capital units outside of the United States and United Kingdom. Service revenue also included fees from the standalone remote patient monitoring services sold through Vapotherm Access. Freight revenue is based upon actual freight costs plus a percentage markup of such costs associated with the shipment of products domestically, and to a lesser extent, internationally, and is included in service revenue. Rebates and fees consist of contractually obligated administrative fees and percentage-of-sales rebates paid to Group Purchasing Organizations ("GPOs"), Integrated Delivery Networks ("IDNs") and distributor partners and are accounted for as a reduction to the corresponding revenue category.

Under the Financial Accounting Standard Board's ("FASB") ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and assesses whether each promised good or service is distinct and determines those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Sales, value-added, and other taxes collected on behalf of third parties are excluded from revenue. The Company's standard payment terms are generally 30 days from the date of sale.

Contracts with customers may contain multiple performance obligations. For such arrangements, the transaction price is allocated to each performance obligation based on the estimated relative stand-alone selling prices of the promised products or services underlying each performance obligation. The Company determines stand-alone selling prices based on the price at which the performance obligation is sold separately. If the stand-alone selling price is not observable through past transactions, the Company estimates the stand-alone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. Revenue is generally recognized when the customer obtains control of the Company's product, which generally occurs at a point in time upon shipment based on the contractual shipping terms of a contract.

Product and service revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or services to a customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the expected value amount method to which the Company expects to be entitled. As such, revenue on sales is recorded net of prompt pay discounts and payments made to GPOs, IDNs and distributors. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Determination of whether to include estimated amounts in the transaction price is based largely on an assessment of the Company's anticipated performance and all information (historical, current and forecasted) that is reasonably available. The Company believes that the estimates it has established are reasonable based upon current facts and circumstances. Applying different judgments to the same facts and circumstances could result in different estimates.

When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or significantly after performance, resulting in a significant financing component. Applying a practical expedient under ASC 606, the Company does not assess whether a significant financing component exists if the period between when the Company performs its obligations under the contract and when the customer pays is one year or less. None of the Company's contracts contained a significant financing component during the year ended December 31, 2022 or 2021.

The Company's contracts with its customers generally have a duration of less than one year. Therefore, the Company has elected to apply a practical expedient and recognizes the incremental costs of obtaining contracts as an expense. These costs are included in sales and marketing expenses in the accompanying consolidated statements of comprehensive loss.

Lease Revenue

The Company also enters into agreements to lease its capital equipment. For such sales, the Company accounts for revenue under ASC 842 and assesses and classifies these transactions as sales-type or operating leases based on whether the lease transfers ownership of the equipment to the lessee by the end of the lease term. This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term. Equipment included in arrangements including transfer of title are accounted for as sales-type leases and the Company recognizes the present value of the lease payments due over the lease term as revenue at the inception of the lease. The Company records the present value of future lease payments in prepaid expenses and other current assets in the accompanying consolidated balance sheets; these amounts totaled less than $0.1 million and $0.7 million at December 31, 2022 and 2021, respectively. Equipment included in arrangements that do not include the transfer of title, nor any of the sales-type or direct financing lease criteria, are accounted for as operating leases and revenue is recognized on a straight-line basis over the term of the lease.

The Company also enters into agreements involving the placement of its High Velocity Therapy capital units for use by the customer at no upfront charge in connection with the customer's ongoing purchase of disposable products. In these bundled arrangements, revenue recognized for the sale of the disposables is allocated between disposable revenue and other lease revenue based on the estimated relative stand-alone selling prices of the individual performance obligations.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling are included in service revenue. Shipping and handling costs are included in costs of sales. Shipping and handling activities are accounted for as activities to fulfill a contract and are accrued when the customer obtains control of the Company's product. The total costs of shipping and handling was $1.2 million and $1.6 million for the years ended December 31, 2022 and 2021, respectively.

Sales and Value-Added Taxes

When required by local jurisdictions, the Company bills its customers for sales tax and value-added tax calculated on each sales invoice and records a liability for the sales and value-added tax payable, which is included in accrued expenses and other current liabilities in the consolidated balance sheets. Sales tax and value-added tax billed to a customer are not included in the Company's revenue.

Research and Development Costs

Research and development costs are expensed when incurred and are related primarily to product design, prototype development and testing, the investigation of possible follow-on product enhancements and new product releases, and investigation of complementary technologies potentially available to enhance the Company's offerings in the marketplace.

Stock-Based Compensation

The Company maintains an equity incentive plan to provide long-term incentives for employees, consultants, and members of the board of directors. The plan allows for the issuance of non-statutory and incentive stock options, restricted stock, unrestricted stock, stock units, including restricted stock units and performance stock units, and stock appreciation rights to employees, consultants and non-employee directors. The Company recognizes stock-based compensation expense for awards of equity instruments to employees and non-employees based on the grant date fair value of those awards in accordance with ASC Topic 718, *Stock Compensation* ("ASC 718"). ASC 718 requires all equity-based compensation awards, including grants of restricted stock, restricted stock units, performance stock units and stock options, to be recognized as expense in the consolidated statements of comprehensive loss based on their grant date fair values.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model. The fair value of restricted stock and restricted stock units is measured at the market value of the related shares of the Company's common stock on the grant date. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period and is generally three to four years. For performance-based awards, the related compensation cost is amortized over the performance period on an accelerated attribution basis. Compensation cost associated with performance awards is based on fair value on the date of grant and the number of units expected to be earned after assessing the probability that certain performance criteria will be met and the associated targeted payout level that is forecasted will be achieved. Cumulative adjustments are recorded each quarter to reflect estimated outcomes of the performance-related conditions until the results are determined and settled. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs, including the expected life (weighted average period of time that the options granted are expected to be outstanding), the volatility of the Company's common stock and an assumed risk-free interest rate. For the year ended December 31, 2021, expected volatility was calculated based on historical volatility of a group of publicly traded companies that the Company considers a peer group. Effective January 1, 2022, expected volatility is based on the historical volatility of the Company's common stock. The expected life is estimated using the historical life of options issued under the Company's equity plan. The risk-free interest rate is based on U.S. Treasury rates with a remaining term that approximates the expected life assumed at the date of grant. No dividend yield is assumed as the Company does not pay, and does not expect to pay, dividends on its common stock. The Company estimates forfeitures based on historical experience with pre-vested forfeitures. To the extent actual forfeitures differ from the estimate, the difference is recorded to compensation expense in the period of the forfeiture.

The Company recognizes stock-based compensation expense for shares of its common stock issued pursuant to the Vapotherm, Inc. 2018 Employee Stock Purchase Plan ("ESPP") on a straight-line basis over the related offering period. The Company estimates the fair value of shares to be issued under the ESPP based on a combination of options valued using the Black-Scholes option pricing model. The expected life is determined based on the contractual term. Dividend yield, risk-free interest rate, forfeiture rates, and expected volatility are estimated in a manner similar to option grants described above.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding for the period, including potential dilutive shares of common stock. For purpose of this calculation, outstanding options, unvested restricted stock units, unvested performance stock units, unissued employee stock purchase plan shares, and warrants are considered potential dilutive shares of common stock.

Income Tax

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred taxes are determined based on the difference between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Recently Issued Accounting Pronouncements

Credit Losses (Topic 326):

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This standard requires that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used and establishes additional disclosures related to credit risks. In November 2019, the FASB issued ASU 2019-10, Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842), which defers the effective date for ASU 2016-13 to interim and annual periods beginning after December 15, 2022 for private companies, emerging growth companies following private company adoption dates, or public entities meeting the definition of smaller reporting companies as of the date of issuance of this update. Since the Company met the definition of a smaller reporting company as of the date of issuance of this update, the Company is not required to adopt ASU 2016-13 until January 1, 2023. The Company has completed a preliminary analysis and expects the cumulative effect adjustment related to the adoption of ASU 2016-13 and subsequent amendments to this standard not to be material to these consolidated financial statements. ASU 2016-13 will require the Company to provide additional financial disclosures, including quantitative and qualitative information by class of financing receivable about the credit quality of its financial assets, as well as a roll-forward of the allowance for doubtful accounts balance. The Company will also be required to update its accounting policies. Under the current accounting policy, the Company estimates credit losses based on history, economic conditions, and composition of the accounts receivable aging. Under ASU 2016-13, the Company will be required to pool its receivables according to their risk profile and estimate expected losses upon initial recognition of these receivables.

3. Business Combination

PCI and RespirCare

On November 2, 2021, HGE acquired PCI and became affiliated with a leading pulmonology practice in Tulsa Oklahoma known as RespirCare. RespirCare provides in-person and virtual care to COPD and other respiratory distress patients in Oklahoma (and potentially other states with licensure reciprocity). This affiliation was structured as an acquisition of RespirCare's management company, PCI and PCI's arrangements with RespirCare and its physician shareholder. The Company consolidates PCI and consolidated RespirCare for accounting and tax purposes.

The purchase price, net of cash acquired, of $1.7 million was funded with cash payments of approximately $1.3 million and the settlement of $0.4 million of preexisting transactions. The acquisition was accounted for as an acquisition of a business. The following table summarizes the purchase price allocation that includes the fair value of the separately identifiable assets acquired and liabilities assumed as of November 2, 2021:

Cash	$	39
Accounts receivable		101
Prepaids and other current assets		11
Property and equipment		397
Operating lease right-of-use assets		316
Goodwill		1,302
Other long-term assets		9
Total assets acquired		2,175
Accounts payable		(29)
Other current liabilities		(111)
Other long-term liabilities		(264)
Total liabilities assumed		(404)
Total purchase price	$	1,771

The excess of purchase consideration over the fair value of net tangible assets acquired was recorded as goodwill. Goodwill associated with the acquisition was primarily attributable to the expansion opportunity of the Vapotherm Access remote monitoring platform and the value of the acquired workforce. The goodwill is deductible for tax purposes. The fair values assigned to tangible assets acquired and liabilities assumed are based on management's estimates and assumptions. There were no intangible assets identified as part of the acquisition.

The Company has included the financial results of PCI and RespirCare in the consolidated financial statements from the date of acquisition. The transaction costs associated with the acquisition were approximately $0.5 million and were recorded in general and administrative expenses as incurred during 2021.

During the second quarter of 2022, the Company wrote down the value of goodwill recorded in connection with the acquisition due to a decrease in the fair values of the Vapotherm Access standalone remote patient monitoring reporting unit below its carrying value. The decrease was attributable to a significant decrease in future forecasted revenues and uncertainty related to the Company's ability to scale its standalone remote patient monitoring business given slower than expected patient enrollment (see Note 8).

During the third quarter of 2022, the Company made the decision to cease future commercial investments in the Vapotherm Access standalone remote patient monitoring reporting unit and began to wind down current commercial operations. As a result, the Company recorded an impairment charge of $0.6 million to write down the value of RespirCare's property and equipment and operating lease right-of-use asset to its fair value. In August 2022, the Company made the decision to exit its relationship with RespirCare and effective October 31, 2022, PCI and RespirCare terminated their arrangement. As of October 31, 2022, RespirCare was deconsolidated from these consolidated financial statements (see Note 12).

4. Fair Value Measurements

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company generally defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company uses a three-tier fair value hierarchy, which classifies the inputs used in measuring fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

- *Level 1* – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2* – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- *Level 3* – inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

As of December 31, 2022 and 2021, the Company had three items, cash equivalents, contingent consideration and an embedded derivative, measured at fair value on a recurring basis. The Company's cash equivalents primarily consist of money market deposits which totaled approximately $3.7 million and $35.6 million at December 31, 2022 and 2021, respectively, and are valued based on Level 1 of the fair value hierarchy. The Company's contingent consideration, which had no remaining value at December 31, 2022, relates to the 2020 acquisition of HGE and is valued based on Level 3 of the fair value hierarchy. The contingent consideration totaled $9.1 million at December 31, 2021. The Company's embedded derivative relates to the Company's financing arrangement (see Note 10). Its fair value is deemed to be immaterial at December 31, 2022 and it is valued based on Level 3 of the fair value hierarchy. There were no transfers in or out of Level 1, 2 or 3 during the year ended December 31, 2022 or 2021.

The following table summarizes changes to the contingent consideration payable, a recurring Level 3 measurement:

Balance at December 31, 2020	$	13,187
Change in value of contingent consideration based on correction of purchase price calculation		(2,258)
Change in fair value of contingent consideration		(1,813)
Balance at December 31, 2021		9,116
Change in fair value of contingent consideration		(3,351)
Payments		(5,765)
Balance at December 31, 2022	$	-

The change in fair value of contingent consideration was a reduction of $3.4 million and $1.8 million for the years ended December 31, 2022 and 2021, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of comprehensive loss. The reduction in fair value of contingent consideration during the year ended December 31, 2022 was a result of a decrease in forecasted future revenues of Vapotherm Access and the Company's decision to cease future commercial investments and to wind down current commercial operations of Vapotherm Access.

Payments of contingent consideration included $0.1 million paid in cash and $5.6 million paid through the issuance of 368,168 shares of the Company's common stock during the year ended December 31, 2022 . There were no payments of contingent consideration during the year ended December 31, 2021.

During the first quarter of 2022, the Company granted the Company's lender warrants to purchase 107,373 shares of common stock (the "Warrants") with an estimated grant date fair value of $1.2 million. The Warrants were modified during the third quarter of 2022 to amend the exercise price from $13.97 per share to $1.63 per share and during the fourth quarter of 2022 to amend the exercise price from $1.63 per share to $0.48 per share. The modifications of the Warrants resulted in incremental increases in the fair value of the Warrants in each case of less than $0.1 million, which the Company recorded as an addition to the debt discount for non-cash consideration paid to the lender. The issuance and modifications of the Warrants were made in connection with the Company's financing arrangement (see Note 10). These equity-classified Warrants were valued using the Black-Scholes pricing model, which falls within Level 3 of the fair value hierarchy.

The fair value of the Warrants are estimated on the date of grant and modification dates using the Black-Scholes pricing model with the following range of assumptions:

	2022
Expected dividend yield	0.0%
Risk free interest rate	1.9%-3.9%
Expected stock price volatility	79.3%-98.0%
Expected term (years)	9.4-10.0

5. Accounts Receivable

Accounts receivable consists of the following:

	December 31,			
		2022		2021
United States	$	6,611	$	8,894
International		2,718		2,147
Total accounts receivable		9,329		11,041
Less: Allowance for doubtful accounts		(227)		(132)
Accounts receivable, net of allowance for doubtful accounts	$	9,102	$	10,909

No individual customer accounted for 10% or more of net revenue during the year ended December 31, 2022 or 2021. No individual customer accounted for 10% or more of total accounts receivable as of December 31, 2022 or 2021.

6. Inventories

Inventory balances, net of reserves, consist of the following:

| | December 31, | | |
	2022		2021
Finished goods	$	16,215	$	16,702
Raw materials		15,897		18,905
Component parts		868		955
Total inventories	$	32,980	$	36,562

The Company recorded a provision for excess and obsolete inventory of $3.1 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively. The increase in the provision for the year ended December 31, 2022 related to a decrease in anticipated future demand.

7. Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. A summary of the components of property and equipment is as follows:

| | December 31, | | |
	2022		2021
Equipment	$	1,143	$	1,576
Furniture		1,279		1,387
Manufacturing equipment		15,406		14,318
Software		1,125		1,306
Demonstration, placement and evaluation units		18,397		19,109
Leasehold improvements		4,674		2,977
Construction in process		4,021		987
Total property and equipment		46,045		41,660
Less: Accumulated depreciation and amortization		(19,409)		(19,503)
Total property and equipment, net	$	26,636	$	22,157

Depreciation of property and equipment was $4.8 million and $5.0 million during the years ended December 31, 2022 and 2021, respectively.

8. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill and intangible assets during 2022 and 2021 are as follows:

	Goodwill		Intangible Assets
Balance at December 31, 2020	$	16,226	$	5,694
Change in value based on correction of purchase price calculation and allocation		(2,222)		(340)
Acquired during the period		1,302		-
Amortization		-		(633)
Impairment charges		-		(323)
Foreign currency exchange rate changes		(6)		-
Balance at December 31, 2021		15,300		4,398
Impairment charges		(14,701)		(4,036)
Amortization		-		(351)
Foreign currency exchange rate changes		(63)		(11)
Balance at December 31, 2022	$	536	$	-

The following table presents a summary of acquired intangible assets:

	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Charges	Total
	As of December 31, 2022			
Customer relationships	$ 2,420	$ (394)	$ (2,026)	$ -
Developed technology	2,400	(390)	(2,010)	-
Trade name/marks	360	(37)	(323)	-
Customer agreements	456	(456)	-	-
	$ 5,636	$ (1,277)	$ (4,359)	$ -

The following table presents a summary of goodwill by reporting unit:

	Gross Carrying Amount	Accumulated Impairment Charges	Accumulated Foreign Currency Exchange Rate Changes	Total
	As of December 31, 2022			
Vapotherm	$ 14,701	$ (14,701)	$ -	$ -
Vapotherm UK	584	-	(48)	536
	$ 15,285	$ (14,701)	$ (48)	$ 536

During the second quarter of 2022, a substantial decline in the Company's stock price and other factors, including leadership changes in the Vapotherm Access reporting unit, represented indicators of long-lived asset impairment for the Vapotherm Access asset group, which triggered an interim impairment assessment. The Company determined that the carrying value of Vapotherm Access intangible assets was not recoverable based on the excess of the carrying value of the asset group over the undiscounted future cash flows. The decrease in the undiscounted future cash flows from the asset group was primarily attributable to a significant decrease in future forecasted revenues, which reflected the notification of non-renewal of certain HGE customer relationships during the second quarter of 2022, as well as uncertainty related to the Company's ability to scale its standalone remote patient monitoring business given slower than expected patient enrollment. As a result, the Company recognized an impairment charge of $4.0 million to write down HGE customer relationships and developed technology to their estimated fair value during the second quarter of 2022. The fair value of the intangible assets was estimated using discounted cash flows under the income approach, which the Company considers to be a Level 3 measurement. Also during the third quarter of 2022, the Company recorded an impairment charge related to the long-lived assets, other than intangible assets, of Vapotherm Access and RespirCare of $2.1 million (see Note 12). During the year ended December 31, 2021, the Company recorded an impairment charge of $0.3 million related to trade names and trademarks of Vapotherm Access no longer in use.

The factors listed above, along with the long-lived asset impairment, also represented indicators of goodwill impairment which triggered an interim impairment assessment during the second quarter of 2022. Based on the results of the optional qualitative assessment, the Company determined that there were no indicators of impairment for the Vapotherm UK reporting unit, but the fair value of the Vapotherm Access reporting unit was more likely than not less than its carrying value. There is no goodwill allocated to the Vapotherm reporting unit.

To perform the quantitative assessment for the Vapotherm Access reporting unit, the Company determined the fair value using the income approach. The Company utilized a discounted cash flow analysis, which involves estimating the expected after-tax cash flows that will be generated by the reporting unit and then discounting those cash flows to present value, reflecting the relevant risks associated with the reporting unit and the time value of money. This approach requires the use of significant estimates and assumptions, including forecasted revenue growth rates, forecasted earnings before interest, taxes, depreciation and amortization margins, and discount rates. The Company's forecasts are based on historical experience, expected market demand, and other industry information. The Company determined that the carrying value of the Vapotherm Access reporting unit exceeded the fair value, with the decrease in the fair value being primarily attributable to a significant decrease in future forecasted revenues, as discussed above. As a result, during the second quarter of 2022, the Company recognized an impairment charge of $14.7 million to write down the goodwill of the Vapotherm Access reporting unit to its estimated fair value. The Company compared the fair value of its reporting units to their carrying values as of October 1, 2022 and 2021, noting no additional impairments of goodwill during 2022 or 2021.

The Company recognized $0.3 million and $0.4 million of amortization expense within sales and marketing expenses related to the intangible assets during the years ended December 31, 2022 and 2021, respectively. The Company also recognized $0.1 million and $0.2 million of amortization expense within general and administrative expenses related to intangible assets during the years ended December 31, 2022 and 2021, respectively.

9. Accrued Expenses and Other Current Liabilities and Other Long-Term Liabilities

Accrued expenses and other current liabilities consist of the following:

		December 31,		
		2022		2021
Accrued bonuses	$	2,981	$	6,988
Accrued termination benefits		2,474		-
Operating lease liabilities, current portion		2,313		1,753
Accrued taxes		1,322		1,450
Accrued payroll and employee-related costs		938		2,734
Accrued commissions		727		5,181
Accrued interest		689		-
Accrued professional fees		621		1,682
Accrued vacation liability		601		786
Accrued freight		422		247
Accrued inventory		310		1,111
Product warranty reserve		281		330
Contingent consideration		-		3,952
Other		1,930		2,345
Total accrued expenses and other current liabilities	$	15,609	$	28,559

Other long-term liabilities consist of the following:

		December 31,		
		2022		2021
Operating lease liabilities	$	5,883	$	5,357
Accrued term loan fees		1,885		-
Contingent consideration		-		5,164
Other		59		-
Total other long-term liabilities	$	7,827	$	10,521

10. Debt

Current Credit Facilities

On February 18, 2022 (the "Effective Date"), the Company entered into a Loan and Security Agreement (the "SLR Loan Agreement") with SLR Investment Corp. ("SLR") which provides for a term A loan facility of $100.0 million (the "SLR Term A Loan Facility") and a term B loan facility of $25.0 million (the "SLR Term B Loan Facility"). The SLR Term A Loan Facility was funded to the Company on the Effective Date. In connection with this funding, the Company granted SLR warrants to purchase 107,373 shares of the Company's common stock. On the Effective Date the warrants had an exercise price of $13.97 per share, were fully vested upon issuance, are exercisable at the option of the holder, in whole or in part, and expire in February 2032. The SLR Term B Loan Facility was available to the Company upon achievement of a certain minimum revenue level as more fully described in the SLR Loan Agreement. The proceeds of the SLR Term A Loan Facility were used to repay all indebtedness under the Company's prior loan agreement with Canadian Imperial Bank of Commerce Innovation Banking ("CIBC"), as described below.

On August 1, 2022, the Company entered into an Amendment No. 1 to the SLR Loan Agreement (the "First Amendment," together with the SLR Loan Agreement, as amended, the "Amended SLR Loan Agreement") with SLR. Pursuant to the First Amendment, the Company was provided with a one-month extension of its covenant-free period through August 31, 2022.

On September 30, 2022, the Company entered into an Amendment No. 2 to the SLR Loan Agreement (the "Second Amendment," together with the Amended SLR Loan Agreement, as amended, the "Second Amended SLR Loan Agreement"), with SLR. Pursuant to the Second Amendment:

- the Company's minimum net product revenue covenant was modified for the remainder of 2022;

- a minimum liquidity covenant of $20.0 million was added;

- the London Interbank Offered Rate was replaced with the Secured Overnight Financing Rate (the "SOFR");

- the exit fee was increased from 6.95% to 7.45% of the aggregate principal amount of the Second Amended SLR Loan Agreement; and

- the SLR Term B Loan Facility and related facility fee were eliminated.

Concurrently with the closing of the Second Amendment, the Company amended and restated SLR's warrants to purchase 107,373 shares of the Company's common stock to reset the exercise price to $1.63 per share.

On November 22, 2022 (the "Third Amendment Effective Date"), the Company entered into an Amendment No. 3 to the SLR Loan Agreement (the "Third Amendment," together with the Second Amended SLR Loan Agreement, as amended, the "Third Amended SLR Loan Agreement"), with SLR. Pursuant to the Third Amendment:

- the Company's minimum net product revenue covenant was modified for 2023;

- the minimum liquidity covenant was reduced to $5 million from $20 million (the "Amended Liquidity Covenant"); and

- an option was added, at the Company's sole discretion, to pay up to 8% of the interest under the Third Amended Loan and Security Agreement in-kind (rather than solely in cash as provided for prior to the Third Amendment Effective Date) during 2023 (the "PIK Interest"), subject to payment of a fee equal to 10% of the PIK Interest, and the issuance of additional warrants to the lenders equal to 5% of the PIK Interest.

In addition, the Third Amendment provided that if the Company raised $15 million of net cash equity proceeds (the "Equity Raise") prior to July 1, 2023, the 2023 Minimum Revenue Covenant would be waived and the Company need only demonstrate net product revenue of at least $25 million (measured on trailing six-month basis for the period ending September 30, 2023) for the fiscal year ending December 31, 2023. Upon satisfaction of the Equity Raise, the Company's PIK Interest option would be reduced to up to 4% of the interest rate under the Third Amended Loan and Security Agreement. Concurrently with the closing of the Third Amendment, the Company amended and restated SLR's warrants to purchase 107,373 shares of the Company's common stock to reset the exercise price to $0.48 per share.

Pursuant to the Third Amended SLR Loan Agreement, advances under the Third Amended SLR Loan Agreement bear interest at a floating rate per annum equal to (a) the greater of (i) 1.00% or (ii) the one-month SOFR, plus (b) 8.30%. At December 31, 2022, the interest rate was 12.58%. The outstanding balance was $100.0 million at December 31, 2022. The Third Amended SLR Loan Agreement provides for interest-only payments for the first 48 months following the Effective Date. Thereafter, principal payments on the Third Amended SLR Loan Agreement are due monthly in 12 equal installments; provided that the Company has the option to extend the interest-only period for an additional 12 months upon achievement of a certain minimum revenue level as more fully described in the Third Amended SLR Loan Agreement. The Third Amended SLR Loan Agreement will mature on February 1, 2027 (the "Maturity Date"). The Third Amended SLR Loan Agreement may be prepaid in full, subject to a prepayment charge of (i) 3.0%, if such prepayment occurs on or prior to February 17, 2023, (ii) 2.0%, if such prepayment occurs after February 18, 2023 but on or prior to February 17, 2024, and (iii) 1.0%, if such prepayment occurs after February 18, 2024 but prior to the Maturity Date (the "Prepayment Penalty"). In addition to the payment of principal and accrued interest, the Company will be required to make a payment of 7.45% of the aggregate principal amount of the Third Amended SLR Loan Agreement funded (the "Facility Exit Fee"), which is payable on the earliest to occur of (i) the Maturity Date, (ii) the acceleration of the Third Amended SLR Loan Agreement prior to the Maturity Date, and (iii) the prepayment date of the Third Amended SLR Loan Agreement prior to the Maturity Date. The Facility Exit Fee of $7.5 million is considered fully earned by SLR as of the Effective Date and is being accrued to interest expense over the term of the Third Amended SLR Loan Agreement. In connection with the Third Amended SLR Loan Agreement, the Company has incurred direct financing costs related to fees and non-cash consideration paid to SLR, and fees paid to third parties of $2.1 million and $1.6 million, respectively, as of December 31, 2022. The Third Amended SLR Loan Agreement is secured by a lien on substantially all of the assets, including intellectual property, of the Company.

The Third Amended SLR Loan Agreement contains customary covenants and representations, including, without limitation, a minimum revenue covenant equal to a percentage of each month's forecasted net product revenue as defined in the Third Amended SLR Loan Agreement (tested on a trailing six month basis at the end of each fiscal month, commencing with the six month period ending on August 31, 2022), the Amended Liquidity Covenant, and other financial covenants, reporting obligations, and limitations on dispositions, changes in business or ownership, mergers or acquisitions, indebtedness, encumbrances, distributions and investments, transactions with affiliates and capital expenditures. As of December 31, 2022, the Company was in compliance with all financial covenants under the Third Amended SLR Loan Agreement.

The events of default under the Third Amended SLR Loan Agreement include, without limitation, and subject to customary grace periods, (1) the Company's failure to make any payments of principal or interest under the Third Amended SLR Loan Agreement or any other loan documents, (2) the Company's breach or default in the performance of any covenant under the Third Amended SLR Loan Agreement, (3) the occurrence of a material adverse effect or an event that is reasonably likely to result in a material adverse effect, (4) the existence of an attachment or levy on a material portion of the Company's funds or of its subsidiaries, (5) the Company's insolvency or bankruptcy, or (6) the occurrence of certain material defaults with respect to any other of the Company's indebtedness in excess of $500,000. If an event of default occurs, SLR is entitled to take enforcement action, including an incremental 5% interest rate increase or acceleration of amounts due under the Third Amended SLR Loan Agreement (the "Mandatory Prepayment Option"). The Company determined the Mandatory Prepayment Option to be an embedded derivative that is required to be bifurcated from the Third Amended SLR Loan Agreement. The Company determined the combined probability of an event of default and SLR exercising the Mandatory Prepayment Option to be remote and deemed its fair value to be immaterial as of December 31, 2022. The Company re-evaluates the fair value of the Mandatory Prepayment Option at the end of each reporting period, as applicable.

The Third Amended SLR Loan Agreement also contains other customary provisions, such as expense reimbursement and confidentiality. SLR has indemnification rights and the right to assign the Third Amended SLR Loan Agreement, subject to customary restrictions.

The annual principal maturities of the Company's Third Amended SLR Loan Agreement as of December 31, 2022 are as follows:

	Total Due
Years Ended December 31,	
2023	$ -
2024	-
2025	-
2026	83,333
2027	16,667
Less: Unamortized deferred financing costs	(3,006)
Long-term loans payable	$ 96,994

On February 10, 2023, the Company entered into an Amendment No. 4 to Loan and Security Agreement with SLR, and the lenders party thereto (the "Fourth Amendment," together with the Third Amended Loan and Security Agreement, the "Fourth Amended Loan and Security Agreement.") (see Note 21)

Prior Credit Facilities

On February 18, 2022, the Company used $47.4 million of the SLR Term A Loan Facility to pay off all obligations owing under, and to terminate, its prior Loan and Security Agreement (the "CIBC Loan Agreement") with CIBC which provided for a revolving loan facility of $12.0 million (the "CIBC Revolving Facility") and a term loan facility of $40.0 million (the "CIBC Term Facility" and, together with the Revolving Facility, the "CIBC Facilities"). As a result of the termination of the CIBC Loan Agreement, the Company recorded a loss on extinguishment of debt of $1.1 million, which included the prepayment penalty, write-off of the remaining unamortized deferred financing costs, and legal fees during the first quarter of 2022.

As of December 31, 2021, the Company had $40.0 million of the CIBC Term Facility outstanding under the CIBC Loan Agreement, which accrued interest at a floating rate equal to the Wall Street Journal ("WSJ") Prime Rate plus 2.5% and was subject to a floor of 3.25%, and $4.9 million of outstanding borrowings under the CIBC Revolving Facility, which accrued interest at a floating rate per annum equal to the WSJ Prime Rate plus 1.0% and was subject to a floor of 3.25%. The CIBC Term Facility was scheduled to mature on October 21, 2025 and the CIBC Revolving Facility was scheduled to mature on

October 21, 2022. As stated above, the CIBC Facilities were fully repaid and terminated on February 18, 2022 when the Company entered into the SLR Loan Agreement.

11. Commitments and Contingencies

Lease Commitments

In May 2016, the Company entered into a lease agreement for office and storage space at 100 Domain Drive, Exeter New Hampshire and has entered into several amendments since then to lease additional space. In total, the Company leases approximately 95,320 square feet of space at this facility and the lease, as most recently amended, is scheduled to expire on January 28, 2025. The Company has the option to renew the lease for two additional five-year terms by providing written notice twelve months prior to end of the initial or first lease extension term. The Company is not reasonably certain that it will renew the lease beyond January 2025.

In October 2019, the Company entered into an assignation and variation agreement for a lease of 453 square meters of office and warehouse space at 2 Dryden Loan, Bilston Glen Industrial Estate, Loanhead in the United Kingdom. The lease term, as amended, expires on February 15, 2027.

In November 2020, HGE, the Company's subsidiary, brought with it, in connection with the acquisition, a real estate lease for 22,524 square feet of office space at 1301 Virginia Drive, Fort Washington, Pennsylvania. The lease term expires on July 31, 2025. HGE has the option to renew the lease for one additional five-year term by providing written notice six months prior to end of the current lease term. HGE does not intend to renew the lease beyond July 2025.

In November 2021, the Company entered into a lease agreement, which commenced in January 2022, where the Company assumed a real estate lease for 23,877 square feet of manufacturing and warehouse space in Mesquite, Texas. The lease term expires on April 23, 2027. The Company has the option to renew the lease for an additional five-year term. The Company is not reasonably certain that it will renew the lease beyond April 2027.

In January 2022, the Company entered into a supplier agreement, which granted the Company the right to control the use of 7,442 square feet of manufacturing and warehouse space in Tijuana, Mexico. The term of the embedded lease expires on January 28, 2025. The Company has the option to renew the supplier agreement for an additional 12 month period. The Company is not reasonably certain that it will renew the agreement beyond January 2025.

In May 2022, the Company entered into a manufacturing service agreement, which, effective in July 2022, granted the Company the right to control the use of 35,882 square feet of manufacturing and warehouse space in Tijuana, Mexico. The term of the embedded lease expires on August 14, 2029.

In November 2022, the Company entered into a lease agreement, which commenced in November 2022, where the Company assumed a real estate lease for 5,559 square feet of office space in Singapore. The lease term expires on January 1, 2026. The Company has the option to renew the lease for two additional three-year terms by providing written notice 6 months prior to end of the initial or first lease extension term. The Company expects to renew the lease under both extension terms.

The following table presents operating lease cost and information related to operating right-of-use assets and operating lease liabilities:

| | Year Ended December 31, | | | |
	2022		2021	
Operating lease cost	$	2,797	$	2,461
Variable lease cost		431		475
Total	$	3,228	$	2,936
Operating cash flow impacts:				
Cash paid for amounts included in measurement of lease liabilities	$	3,011	$	2,460
Operating right of use assets obtained in exchange for new operating lease liabilities	$	3,541	$	549
Weighted average remaining lease term - operating leases (in years)		3.9		3.3
Weighted average discount rate - operating leases		9.1%		8.1%

As of December 31, 2022, future maturities of lease liabilities under the Company's noncancelable operating leases are as follows:

Years Ended December 31,		Total Due
2023	$	2,945
2024		3,238
2025		1,298
2026		809
2027		526
Thereafter		1,128
Total payments		9,944
Less interest		(1,748)
Total present value of lease payments	$	8,196

Legal Matters

From time to time, the Company may become involved in various legal proceedings, including those that may arise in the ordinary course of business. The Company believes there is no litigation pending that could have, individually, or in the aggregate, a material adverse effect on its results of operations or financial condition.

Guarantees

During the second quarter of 2022, in connection with the Company's plan to move substantially all of its manufacturing operations from New Hampshire to Mexico, the Company entered into an agreement with TACNA Services, Inc. ("TACNA") under which TACNA will manage the Company's manufacturing operations in Mexico. In furtherance thereof, Baja Fur, S.A. de C.V. (the "Lessee"), a subsidiary of TACNA, entered into a lease agreement (the "Lease") with Fraccionadora Residencial Hacienda Agua Caliente, S. de R.L. de C.V. (the "Lessor"), whereby the Lessee agreed to lease property in Tijuana, México to be used as the Company's manufacturing facility in Mexico. Under Mexican law, the Lease became a legally binding agreement on July 8, 2022. As an inducement to the Lessee and Lessor to enter into the Lease, the Company entered into an absolute unconditional corporate guaranty agreement (the "Guaranty Agreement") pursuant to which the Company agreed to guaranty the prompt and complete payment and performance when due, whether by acceleration or otherwise, of all obligations, liabilities and covenants of the Lessee to the Lessor pursuant to the Lease, including all amounts due under the Lease. The Guaranty Agreement will terminate once all obligations of the Lessee arising under the Lease have been satisfied in full and the Lease has been terminated or fully performed. The total obligation outstanding under the Guaranty Agreement was $1.6 million as of December 31, 2022 and was recorded as an operating lease liability in these consolidated financial statements.

Other Commitments

As of December 31, 2022, the Company has non-cancellable purchase commitments for inventories, capital equipment and services of $8.8 million and $2.0 million, which are expected to be paid in 2023 and 2024, respectively.

12. Restructuring

On April 27, 2022, the Company committed to a plan (the "April 2022 Restructuring") to relocate substantially all of its manufacturing operations from Exeter, New Hampshire to a company operated manufacturing facility in Tijuana, Mexico and announced a reduction in force at the Exeter, New Hampshire facility that eliminated positions related to production, quality and operations services. As part of the April 2022 Restructuring, the Company also incurred severance related expenses due to senior level personnel retirements and transitions. As a result, during the year ended December 31, 2022, the Company incurred restructuring expenses of approximately $4.2 million, which comprise of impairments of long-lived assets, as further discussed below, and termination benefits including severance, benefits and other payroll-related charges. The termination benefits are classified in the Company's consolidated statements of comprehensive loss in the manner in which the employees' salaries and related costs were classified.

In connection with the April 2022 Restructuring and the relocation of manufacturing operations to Mexico, in December 2022, the Company vacated most of its leased space in its Exeter, New Hampshire facility and is in the process of marketing the space for a sublease or subleases through the remaining term of the operating lease. As the Company was no longer using the designated sublease space ("Domain Sublease") in substantially the same manner as before and separately identifiable undiscounted future cash flows were negative, an interim impairment assessment was triggered for the Domain Sublease asset group. The Company determined the carrying value of the asset group was not recoverable based on the excess of the carrying value of the asset group over the undiscounted future cash flows. The decrease in the undiscounted future cash flows from the asset group was due to the Company vacating the Domain Sublease space. As a result, the Company recognized an impairment charge of $1.5 million for the Domain Sublease asset group, to write down the operating lease right-of-use assets and leasehold improvements to their estimated fair value during the fourth quarter of 2022. The fair value of the operating lease right-of-use assets and leasehold improvements were estimated using discounted cash flows under the income approach, which the Company considers to be a Level 3 measurement. There were no impairments of operating lease right-of-use assets or property and equipment during the year ended December 31, 2021.

The Company expects to incur additional restructuring expenses over the next three months as part of the April 2022 Restructuring consisting of additional termination benefits of less than $0.1 million, and all of which will result in future cash expenditures. The Company estimates that its total restructuring expenses for the April 2022 Restructuring, all of which relate to termination benefits and impairments of long-lived assets, will be in the range of $4.2 million to $4.3 million and are expected to be paid through the end of the first quarter of 2023.

In late August 2022, in conjunction with the Company's path to profitability and annual operating planning efforts, the Company committed to a plan (the "August 2022 Restructuring") to exit the Vapotherm Access standalone remote patient monitoring business, including RespirCare, and to restructure its commercial organization in the United States. The Company intends to use the underlying technology of Vapotherm Access to develop digital capabilities for the Company's devices. On August 29, 2022, PCI provided RespirCare with a six-month without cause contract termination notice of its Master Service Agreement ("MSA") with the clinic. The termination notice was subsequently amended and the MSA terminated effective October 31, 2022, resulting in the deconsolidation of RespirCare from these consolidated financial statements. The difference between the fair value of the consideration received and the carrying value of the assets and liabilities that were deconsolidated resulted in an immaterial loss from deconsolidation which is included in general and administrative expenses in the accompanying consolidated statements of comprehensive loss. The pretax loss of the Vapotherm Access standalone remote patient monitoring reporting unit was $27.5 million for the year ended December 31, 2022, which includes impairment charges of $14.7 million and $6.2 million related to the write down of goodwill, and long-lived and intangible assets, respectively, in each case to their estimated fair value.

As a result of the August 2022 Restructuring, in September 2022, the Company announced a reduction in force at Vapotherm Access that eliminated positions related to patient care, marketing and administrative services and a reduction in force of the Company's United States field teams. The Company also incurred severance related expenses due to personnel transitions. As a result, the Company incurred total restructuring expenses of approximately $3.4 million during the year ended December 31, 2022, which comprise of impairments of long-lived assets, as further discussed below, and termination benefits including severance, benefits and other payroll-related charges. The termination benefits are classified in the Company's consolidated statements of comprehensive loss in the manner in which the employees' salaries and related costs were classified. The Company does not expect to incur additional costs associated with the August 2022 Restructuring.

The decision to cease future commercial investments in the Vapotherm Access standalone remote patient monitoring reporting unit triggered an interim impairment assessment of the Vapotherm Access and RespirCare asset groups. The Company determined the carrying values of the asset groups were not recoverable based on the excess of the carrying value of the asset groups over the undiscounted future cash flows. The decrease in the undiscounted future cash flows from the asset groups was primarily attributable to the decision to cease future commercial investments and begin to wind down current commercial operations. As a result, the Company recognized an impairment charge of $1.5 million and $0.6 million for the Vapotherm Access and RespirCare asset groups, respectively, to write down the operating lease right-of-use assets and property and equipment to their estimated fair value during the third quarter of 2022. The fair value of the operating lease right-of-use assets and property and equipment were estimated using discounted cash flows under the income approach, which the Company considers to be a Level 3 measurement. There were no impairments of operating lease right-of-use assets or property and equipment during the year ended December 31, 2021.

The following table summarizes the restructuring activity from 2021 to 2022:

	Termination Benefits	Asset Impairments	Total
Balance at December 31, 2021	$ -	$ -	$ -
April 2022 Restructuring costs incurred	2,725	1,501	4,226
August 2022 Restructuring costs incurred	1,285	2,139	3,424
Non-cash restructuring costs	-	(3,640)	(3,640)
Restructuring costs paid	(1,536)	-	(1,536)
Balance at December 31, 2022	$ 2,474	$ -	$ 2,474

Substantially all of the restructuring accrual at December 31, 2022 is expected to be paid by the end of the first quarter of 2023.

The following table summarizes the classification of restructuring expense, including related impairment of long-lived and intangible assets, in the consolidated statements of comprehensive loss:

	Year Ended December 31, 2022
Cost of revenue	$ 950
Research and development	618
Sales and marketing	1,981
General and administrative	461
Impairment of long-lived and intangible assets	3,640
Total restructuring expense	$ 7,650

There were no restructuring charges recorded during the year ended December 31, 2021.

13. Stockholders' (Deficit) Equity

Preferred Stock

As of December 31, 2022 and 2021, the Company has authorized 25,000,000 shares of preferred stock, at a par value of $0.001. As of December 31, 2022 and 2021, there are no shares of preferred stock outstanding.

Common Stock

As of December 31, 2022 and 2021, the Company has authorized 175,000,000 shares of common stock. The Company has 28,516,047 and 26,126,253 issued and outstanding shares of common stock as of December 31, 2022 and 2021, respectively, at a par value of $0.001. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

On November 13, 2020, the Company acquired HGE. The consideration payable to HGE equity holders included certain amounts contingent on the future performance of certain HGE service offerings (the "Contingent Consideration"), which could be paid in cash or common stock, at the sole discretion of the Company. To satisfy a portion of the Contingent Consideration, the Company issued an aggregate of 368,168 shares of its common stock with an aggregate fair value of $5.6 million to certain of the former equity holders of HGE during the first quarter of 2022.

On December 20, 2019, the Company entered into an Open Market Sales Agreement (the "ATM Agreement") with Jefferies LLC ("Jefferies"), under which the Company may offer and sell its common stock having aggregate sales proceeds of up to $50.0 million from time to time through Jefferies as its sales agents. During the fourth quarter of 2022, the Company sold 1,741,514 shares of common stock pursuant to the ATM Agreement for gross proceeds of $1.3 million, or $1.1 million net of commissions and offering expenses. As of December 31, 2022, the registration statement under which this program was registered has expired.

14. Warrants

The table below sets forth the Company's warrant activity for the years ended December 31, 2022 and 2021:

	Common Stock Warrants	
	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2020	182,076	$ 14.84
Warrants granted	-	-
Warrants expired	(148,128)	15.04
Outstanding at December 31, 2021	33,948	$ 14.00
Warrants granted	107,373	13.97
Warrants expired	(16,807)	14.00
Outstanding at December 31, 2022	124,514	$ 2.34

The Company's warrants outstanding at December 31, 2022 have exercise prices ranging from $0.48 per share to $14.00 per share and expire at periods ranging from June 10, 2024 through February 18, 2032.

On February 18, 2022, in connection with the Company's financing arrangement, the Company granted Warrants to purchase 107,373 shares of common stock to SLR. In connection with the Second Amendment, the Warrants were modified to amend the exercise price from $13.97 per share to $1.63 per share and with the Third Amendment, the Warrants were modified to amend the exercise price from $1.63 per share to $0.48 per share. The Warrants were fully vested upon issuance, are exercisable at the option of the holder, in whole or in part, and expire in February 2032 (see Note 10).

15. Disaggregated Revenue

The following table shows the Company's net revenue disaggregated into categories the Company considers meaningful:

	For the Year Ended December 31, 2022		
	US	International	Total
Net revenue by:			
Product revenue			
Capital equipment	$ 6,498	$ 2,486	$ 8,984
Disposable	36,637	9,731	46,368
Subtotal product revenue	43,135	12,217	55,352
Lease revenue			
Capital equipment	473	409	882
Other	1,426	358	1,784
Service and other revenue	7,557	1,226	8,783
Total net revenue	$ 52,591	$ 14,210	$ 66,801

	For the Year Ended December 31, 2021		
	US	International	Total
Net revenue by:			
Product revenue			
Capital equipment	$ 22,549	$ 11,117	$ 33,666
Disposable	50,764	15,867	66,631
Subtotal product revenue	73,313	26,984	100,297
Lease revenue			
Capital equipment	4,087	234	4,321
Other	1,691	418	2,109
Service and other revenue	5,056	1,509	6,565
Total net revenue	$ 84,147	$ 29,145	$ 113,292

United States and International net revenue is based on the customer location to which the product is shipped. No individual foreign country represents more than 10% of the Company's aggregated revenue during the year ended December 31, 2022 or 2021.

Contract Balances from Contracts with Customers

Contract liabilities consist of deferred revenue and other contract liabilities associated with rebates and fees payable to GPOs, IDNs and distributor partners. Deferred revenues are included in contract liabilities in the accompanying consolidated balance sheets. The following table presents changes in contract liabilities during 2022 and 2021:

	Deferred Revenue		Other Contract Liabilities	
Balance at December 31, 2020	$	2,518	$	459
Additions		7,430		369
Subtractions		(8,236)		(459)
Balance at December 31, 2021	$	1,712	$	369
Additions		2,867		194
Subtractions		(3,558)		(368)
Balance at December 31, 2022	$	1,021	$	195

16. Stock Plans and Stock-Based Compensation

On October 30, 2018, the Company's Board of Directors adopted, and stockholders approved, the Vapotherm, Inc. 2018 Equity Incentive Plan (as amended, the "2018 Equity Plan") which provides for the grant of stock options, stock appreciation rights, restricted and unrestricted stock and stock units, performance awards, and other awards that are convertible into or otherwise based on the Company's common stock. In April 2021, the Company's Board of Directors amended the 2018 Equity Plan to provide for double-trigger vesting in the event of a change in control (as defined in the 2018 Equity Plan).

On January 23, 2019, the Company established a French Qualifying Subplan, which allows for the granting of stock options to purchase shares of common stock for employees and officers who are residents of France, and on August 31, 2020, the Company established a French Qualifying Subplan, which allows for the granting of not only stock options to purchase shares of common stock but also restricted stock units for employees and officers who are residents of France, and superseded and replaced the prior subplan. The options and restricted stock unit awards under the French Qualifying Subplan reside under the umbrella of the 2018 Equity Plan.

Subject to customary anti-dilution adjustments, the number of shares of common stock that may be issued in satisfaction of awards under the 2018 Equity Plan was initially 998,900 shares, plus the number of shares (which will not exceed 769,419 shares) underlying awards under the Vapotherm, Inc. 2015 Stock Incentive Plan (the "2015 Equity Plan"), which plan was replaced by the 2018 Equity Plan, that, on or after the effectiveness of the 2018 Equity Plan, expire or are terminated, surrendered or cancelled without the delivery of shares, are forfeited to or repurchased by the Company, or otherwise become available again for grant under the 2015 Equity Plan. In addition, the number of shares of common stock available for issuance under the 2018 Equity Plan is increased on the first day of each calendar year beginning January 1, 2019 and each year thereafter until 2028 by the lesser of (i) four percent of the number of outstanding shares of common stock as of the close of business on the immediately preceding December 31 or (ii) the number of shares determined by the Board of Directors on or prior to such date. As of December 31, 2022, there were no shares of common stock available for issuance under the 2018 Equity Plan. To date, stock options, performance awards, restricted stock awards and restricted stock units have been issued under the 2018 Equity Plan.

Stock-based compensation expense is allocated based on the employees' and non-employees' functions as follows:

	Year Ended December 31,			
	2022		2021	
Cost of revenue	$	717	$	729
Research and development		1,780		1,187
Sales and marketing		3,449		3,171
General and administrative		4,439		4,679
Total	$	10,385	$	9,766

During the years ended December 31, 2022 and 2021, the Company granted 17,864 and 18,098 shares of its common stock, respectively, to members of its Board of Directors and consultants under the 2018 Equity Plan that were valued at the closing price of the Company's common stock at the date of grant and were fully vested on the date of grant.

During the years ended December 31, 2022 and 2021, the Company elected to modify certain outstanding option awards which resulted in the recognition of additional compensation expense of less than $0.1 million and $0.1 million, respectively.

Stock Options

Under the terms of the 2018 Equity Plan, the exercise price of the options is determined by the Board of Directors at the time of grant. Options granted under the 2018 Equity Plan and prior plans, including the 2015 Equity Plan, vest ratably over a period of one to four years from the date of grant and are exercisable over a period of not more than ten years from the date of grant.

Stock option activity for the year ended December 31, 2022 is as follows:

	Number of Underlying Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2021	1,924,734	$ 15.46	7.82	$ 13,071
Options granted	1,502,419	5.80		
Options exercised	(23,592)	2.77		
Options canceled	(305,455)	16.15		
Outstanding at December 31, 2022	3,098,106	$ 10.79	7.96	$ 352
Exercisable at December 31, 2022	1,237,605	$ 13.79	6.50	$ 154
Vested and unvested expected to vest at December 31, 2022	2,827,294	$ 10.47	8.08	$ 336

The weighted average grant date fair value of options granted during the years ended December 31, 2022 and 2021 was $4.12 and $18.97 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2022 and 2021 was less than $0.1 million and $3.3 million, respectively. As of December 31, 2022, the Company had unrecognized stock-based compensation expense related to its unvested stock options awards of $9.5 million, which is expected to be recognized over the remaining weighted average vesting period of 2.6 years.

The weighted average assumptions used in the Black-Scholes options pricing model are as follows:

	Year Ended December 31,	
	2022	2021
Expected dividend yield	0.0%	0.0%
Risk free interest rate	2.8%	0.7%
Expected stock price volatility	84.1%	86.6%
Expected term (years)	6.3	6.1

The Company assumed an average forfeiture rate of 3.92% and 4.17% for the years ended December 31, 2022 and 2021, respectively, based on historical experience with pre-vested forfeitures.

Restricted Stock Units and Restricted Stock Awards

The Company has granted both restricted stock units and restricted stock awards.

A summary of restricted stock unit activity for the year ended December 31, 2022 is as follows:

	Shares		Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	509,388	$	24.69
Granted	1,094,129		7.55
Vested	(141,142)		24.56
Canceled	(142,069)		22.02
Unvested at December 31, 2022	1,320,306	$	10.78

A summary of restricted stock award activity for the year ended December 31, 2022 is as follows:

	Shares		Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	7,989	$	1.68
Granted/purchased	545		20.72
Vested	(8,061)		2.97
Canceled	(473)		1.68
Unvested at December 31, 2022	-	$	-

As of December 31, 2022, the Company had unrecognized stock-based compensation expense related to its unvested restricted stock units of $8.4 million, which is expected to be recognized over the remaining weighted average vesting period of 1.9 years. There are no remaining unvested restricted stock awards as of December 31, 2022.

Performance Stock Units

The Company has granted performance stock units. The quantity of shares that will ultimately vest and be issued upon settlement of the performance stock units range from 0% to 200% of a targeted number of shares and will be determined based on, and subject to, individual grant milestones.

A summary of performance stock unit activity, assuming target level of performance, during the year ended December 31, 2022 is as follows:

	Shares		Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	-	$	-
Granted/purchased	177,698		18.78
Vested	-		-
Canceled	-		-
Unvested at December 31, 2022	177,698	$	18.78

As of December 31, 2022, the Company had unrecognized stock-based compensation expense related to its unvested performance stock units of less than $0.1 million based on anticipated actual performance, which is expected to be recognized over the remaining weighted average vesting period of 1.0 years.

Employee Stock Purchase Plan

Subject to customary anti-dilution adjustments, the number of shares of common stock that are available for issuance under the ESPP was initially 166,500 shares. The number of shares of common stock available for issuance under the ESPP is increased on the first day of each calendar year beginning January 1, 2019 and each year thereafter until 2028 by the lesser of (i) 1% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (ii) the number of shares of common stock determined by the Board of Directors, up to a maximum of 1,741,300 shares of common stock. The number of shares of common stock reserved under the plan at December 31, 2022 totaled 827,203.

The ESPP provides for successive discrete offering periods of approximately six months or as determined by the plan administrator. The first offering period began on January 2, 2020 and ended on May 14, 2020. Subsequent offering periods began on each November 15th and May 15th or the first trading day thereafter. During the fourth quarter of 2021, the plan administrator revised the six-month offering periods to begin on each January 1st and July 1st or the trading day thereafter. During the year ended December 31, 2022, 107,317 shares of common stock were purchased by employees under the ESPP at an average price of $2.13 per share, resulting in cash proceeds of $0.2 million. During the year ended December 31, 2021, 75,313 shares of common stock were purchased by employees under the ESPP at an average price of $15.12 per share, resulting in cash proceeds of $1.1 million.

The ESPP permits eligible employees to elect to purchase shares of common stock through fixed whole percentage contributions from eligible compensation during each offering period, not to exceed 10% of the eligible compensation a participant receives during an offering period and not to accrue at a rate which exceeds $25,000 of the fair value of the stock (determined on the grant date(s)) for each calendar year. A participant may purchase the lower of (a) a number of shares of common stock determined by dividing such participant's accumulated payroll deductions on the exercise date by the option price, (b) 5,000 shares, or (c) such other lesser maximum number of shares as shall have been established by the plan administrator.

Amounts deducted and accumulated by the participant will be used to purchase shares of common stock at the end of each offering period. The purchase price of the shares will be 85% of the lower of the fair value of common stock on the first trading day of each offering period or on the purchase date. Participants may end their participation during an offering period up to ten days in advance of the exercise date and will be paid their accumulated contributions that have not been used to purchase shares of common stock. Participation ends automatically upon termination of employment.

The fair value of the purchase right for the ESPP option is estimated on the date of grant using the Black-Scholes pricing model with the following range of assumptions:

| | Year Ended December 31, | |
	2022	2021
Expected dividend yield	0.0%	0.0%
Risk free interest rate	0.2% - 2.5%	0.2%
Expected stock price volatility	45.0% - 106.6%	55.0%
Expected term (years)	0.5	0.5

17. Income Taxes

Net loss before income taxes is as follows:

| | Year Ended December 31, | |
	2022	2021
United States	$ (113,628)	$ (59,973)
Singapore	252	-
United Kingdom	76	73
Germany	52	24
	$ (113,248)	$ (59,876)

During the year ended December 31, 2022, the Company recorded a tax provision of less than $0.1 million related to deferred tax liabilities for differences in the book and tax basis of indefinite-lived assets and current foreign taxes, partially offset by a benefit for net deferred income tax assets deemed more likely than not to be realized by its foreign subsidiaries. During the year ended December 31, 2021, the Company recorded a tax benefit of approximately $0.1 million primarily related to a benefit for net deferred income tax assets deemed more likely than not to be realized by its foreign subsidiaries. The reported amount of income tax benefit for each of 2022 and 2021 differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses primarily because of changes in the valuation allowance and various permanent differences.

A reconciliation of income tax expense is computed as the statutory federal income tax rate to income taxes as reflected in the financial statement as follows:

| | Year Ended December 31, | |
	2022	2021
Federal income tax (benefit) at statutory rate	(21.0)%	(21.0)%
Permanent differences	(2.1)%	(5.4)%
Change in valuation allowance	23.8%	26.9%
Other	(0.7)%	(0.6)%
Income tax expense (benefit)	0.0%	(0.1)%

Significant components of the Company's net deferred tax assets and liabilities are as follows:

| | December 31, | |
	2022	2021
Deferred Tax Assets		
Net operating loss carryforwards	$ 88,027	$ 69,579
Research and development costs	11,195	9,945
Tax credit carryforwards	7,352	6,068
Accrued expenses	5,648	4,425
Stock option expense attributed to non-ISO stock	4,686	3,473
Intangible assets	3,471	7
Operating lease liabilities	2,167	1,771
Accrued bonus and vacation	1,193	2,065
Inventory valuation reserves	802	117
Deferred revenue	228	281
Accrued warranty	74	89
Accounts receivable allowance	60	105
Other temporary differences	779	684
Gross deferred tax assets	125,682	98,609
Less: Valuation allowance	(122,086)	(95,309)
Deferred tax assets after valuation allowance	3,596	3,300
Deferred Tax Liabilities		
Depreciation	(1,965)	(1,468)
Operating lease liabilities	(1,535)	(1,754)
Deferred tax liabilities	(3,500)	(3,222)
Net Deferred Tax Assets	$ 96	$ 78

The Company's major tax jurisdictions are the states of New Hampshire and Pennsylvania, and the United States, United Kingdom, Germany and Singapore. As of December 31, 2022, the Company had federal and state net operating loss carryforwards of $369.0 million and $182.0 million, respectively, which begin to expire in 2023. Federal net operating loss carryforwards generated during or after the year ended December 31, 2018 will carryforward indefinitely. As of December 31, 2022, the Company had federal research and development tax credits carryforwards of $7.2 million which begin to expire in 2023.

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets generated from its UK subsidiary, which are comprised principally of net operating loss carryforwards and temporary differences between U.S. GAAP and tax depreciation. Under the applicable accounting standards management has concluded that the Company will realize the benefit of the subsidiary's deferred tax asset.

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its domestic deferred tax assets, which are comprised principally of net operating loss carryforwards, capitalized research and development expenses, and research and development credits. Under the applicable accounting standards, management has considered the Company's history of losses and concluded that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. Accordingly, a valuation allowance of $122.1 million and $95.3 million has been established at December 31, 2022 and 2021, respectively. The valuation allowance increased $26.8 million during the year ended December 31, 2022, due primarily to net operating losses generated, impairments of intangible assets and capitalized research and development expenses.

Years prior to 2018 are generally closed due to statute of limitations for purposes of taxing jurisdictions assessing additional tax; however, the tax attributes, including net operating losses and research credits, from such years can still be reviewed and reduced upon audit. Years beginning in 2018 remain open to examination for both federal and state purposes.

The Company accounts for uncertain tax positions pursuant to ASC 740, *Income Taxes*, which prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. If the tax position meets this threshold, the benefit to be recognized is measured as the tax benefit having the highest likelihood of being realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes. Management is not aware of any uncertain tax positions. As of December 31, 2022 and 2021, the Company determined that there were no liabilities associated with uncertain tax positions and no related interest and penalties. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income taxes, when and if incurred.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and tax credit carryforwards that can be utilized to offset future taxable income and reduce taxes, respectively. The Company has not currently completed an evaluation of ownership changes through December 31, 2022 to assess whether utilization of the Company's net operating loss and tax credit carryforwards would be subject to an annual limitation under Sections 382 and 383 of the Code. To the extent an ownership change is determined to have occurred under Sections 382 and 383 of the Code, the net operating loss and tax credit carryforwards may be subject to limitation.

18. Net Loss Per Share

The Company excluded the following potential shares of common stock, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

| | Year Ended December 31, | |
	2022	2021
Options to purchase common stock	3,098,106	1,924,734
Unvested restricted stock units and awards and performance stock units	1,498,004	517,377
Warrants to purchase common stock	124,514	33,948
	4,720,624	2,476,059

19. Related Party Transactions

The Company recorded sales of $0.2 million and $1.2 million during the years ended December 31, 2022 and 2021, respectively, to an entity in which a member of the Company's board of directors holds a management position. There were no outstanding balances due from that entity at December 31, 2022 or 2021.

20. Employee Benefit Plan

The Company has a 401(k) retirement plan (the "401(k) Plan") for the benefit of eligible employees, as defined. Each participant may elect to contribute up to 100% of his or her compensation to the 401(k) Plan each year, subject to certain Internal Revenue Service limitations. The Company matches employee contributions at a rate of 100% of the first 6% of employee contributions. In 2022 and 2021, the employer match was capped at $3,000 and $2,000, respectively, per year for each employee. The Company contributed $0.8 million and $0.6 million during the years ended December 31, 2022 and 2021, respectively.

21. Subsequent Events

On February 10, 2023, the Company issued in a private placement an aggregate of 17,502,244 shares of common stock, and in the case of certain investors, in lieu of shares of common stock, pre-funded warrants to purchase an aggregate of 4,402,508 shares of common stock, and, in each case, accompanying warrants to purchase an aggregate of up to 21,904,752 shares of common stock at a purchase price of $1.05 per unit for aggregate gross proceeds to us of approximately $23.0 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. The warrants and pre-funded warrants have exercise prices of $1.17 and $0.001 per share and expire in five years and 30 years, respectively. The Company intends to use the net proceeds from the offering primarily for sales and marketing, working capital, and other general corporate purposes.

Also on February 10, 2023 (the "Fourth Amendment Effective Date"), the Company entered into the Fourth Amendment. The Fourth Amendment includes the option for the Company to pay up to 9% of the interest in-kind (rather than up to 8% as provided for prior to the Fourth Amendment Effective Date) during 2023 (the "PIK Interest"). Under the Fourth Amendment, the PIK Interest option is reduced to 4% of the interest if the Company raises $25 million of net cash equity proceeds prior to July 1, 2023 and is further reduced to 0% of the interest if the Company raises $30 million of net cash equity proceeds prior to January 1, 2024.

Additionally, if the Company elects PIK Interest of 9% the amount of Warrants to be granted increases to be 5% times the amount of PIK Interest for the first 4% of the PIK Interest selected and 12.20% times on the next 5% of the amount of PIK Interest selected to provide for a weighted average of 9%, and the Company's monthly interest expense increases by 1% for the month in which such PIK Interest is selected. The Fourth Amendment also provides for a reset of the Strike Price of the Warrants issued in connection with the Company's election of PIK Interest equal to the lower of the Company's closing stock price for (a) the 10-day trailing average closing price ending on the day before the interest payment date, (b) the day before the interest payment date, or (c) $1.17 per share.